   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998

                                                     REGISTRATION NO. 333-  -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PEACHTREE SOFTWARE, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    7372                                   58-1809363
    (State or other jurisdiction of             (Primary standard industrial                     (IRS Employer
     Incorporation or organization)               classification code no.)                    Identification No.)

                            ------------------------

                            PEACHTREE SOFTWARE, INC.
                              1505 PAVILION PLACE
                               NORCROSS, GA 30093
                                 (770) 724-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                RONALD F. VERNI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PEACHTREE SOFTWARE, INC.
                              1505 PAVILION PLACE
                               NORCROSS, GA 30093
                                 (770) 724-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

            RICHARD S. BORISOFF, ESQ.                           VINCENT PAGANO, JR., ESQ.
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON                   SIMPSON THACHER & BARTLETT
           1285 AVENUE OF THE AMERICAS                             425 LEXINGTON AVENUE
          NEW YORK, NEW YORK 10019-6064                       NEW YORK, NEW YORK 10017-3954
                  (212) 373-3000                                      (212) 455-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                           PROPOSED MAXIMUM AGGREGATE
           TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                  OFFERING PRICE (1)      AMOUNT OF REGISTRATION FEE
Common Stock, par value $.01 per share (2)...............................         $140,000,000                 $38,920.00

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2) Including associated preferred stock purchase rights, which will not be evidenced by separate certificates or traded separately prior to the occurrence of certain triggering events.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 Subject to Completion, dated December 18, 1998
The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                                      LOGO

                                    -  Shares

                                   PEACHTREE

                                  Common Stock
--------------------------------------------------------------------------------

   This is an initial public offering of shares of common stock of Peachtree
Software, Inc. We are offering   -  shares. Automatic Data Processing, Inc. is
   offering   -  shares. There is currently no public market for our shares.

 We are a wholly owned subsidiary of ADP. Upon completion of the Offering, ADP will beneficially
    own approximately   -  % of the outstanding common stock (  -  % if the
                                 Underwriters'
            over-allotment option is exercised in full). We will not
                receive any proceeds from ADP's sale of shares.

        The initial public offering price is currently anticipated to be between $  -  and $  -  per share.

   We have applied for quotation of the shares on the Nasdaq National Market under the symbol "PEAC."

  INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 5.   -  .

                                                                                        Per Share        Total
                                                                                     ---------------  ------------
Public Offering Price..............................................................  $                $
Underwriting Discount..............................................................  $                $
Proceeds to Peachtree..............................................................  $                $
Proceeds to ADP....................................................................  $                $

ADP has granted the Underwriters the right to purchase up to an additional   -
shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about   -  .

--------------------------------------------------------------------------------

LEHMAN BROTHERS                                             SALOMON SMITH BARNEY

  -  , 1999

    PEACHTREE SOFTWARE AWARDS, 1997-1998

                                                                  SPONSORING
                                                                 ORGANIZATION/
DATE                              AWARD/RECOGNITION               PUBLICATION                    PRODUCT
---------------------------  ---------------------------  ---------------------------  ---------------------------
December 1998                Codie Awards Nominee         SOFTWARE PUBLISHERS          Office Accounting
                             (Best New Business           ASSOCIATION
                             Software)
November 1998                HOC 100 Silver Award         HOME OFFICE COMPUTING        Office Accounting

September 1998-              Win List                     WINDOWS                      Complete Accounting
  August 1996
June 1998                    World Class Award            PC WORLD                     Complete Plus Time &
                                                                                       Billing
June 1998                    Win 100 Award                WINDOWS                      Complete Plus Time &
                                                                                       Billing
June 1998                    Win 100 Award                WINDOWS                      Accounting for Windows
March 1998                   Codie Awards Finalist        SOFTWARE PUBLISHERS          Complete Plus Time &
                                                          ASSOCIATION                  Billing
February 1998                Top 25 Software Products     SMALL BUSINESS COMPUTING     Complete Plus Time &
                                                                                       Billing
February 1998                Readers' Choice Awards,      COMPUTER CURRENTS            Complete Plus Time &
                             runner-up                                                 Billing
February 1998                Best Buy                     HOME OFFICE COMPUTING        Complete Plus Time &
                                                                                       Billing
January 1998                 Analysts' Choice             INFOWORLD                    Complete Plus Time &
                                                                                       Billing
December 1997                Top 100 Software Packages    ACCOUNTING TODAY             Complete Plus Time &
                                                                                       Billing
December 1997                Top 100 Software Packages    ACCOUNTING TODAY             One-Write Plus
November 1997                Editors' Choice Award        HOME OFFICE COMPUTING        Complete Plus Time &
                                                                                       Billing
November 1997                MVP Award Finalist           PC COMPUTING                 Complete Plus Time &
                                                                                       Billing
October 1997                 Best Buy                     PC WORLD                     Complete Plus Time &
                                                                                       Billing
July 1997                    World Class Award,           PC WORLD                     Complete Accounting
                             Runner-up
June 1997                    Win 100 Award                WINDOWS                      Complete Accounting
May 1997                     Editors' Choice              PC MAGAZINE                  Complete Accounting
March 1997                   Codie Awards Finalist        SOFTWARE PUBLISHERS          Complete Accounting
                                                          ASSOCIATION
January 1997                 Top 100 Software Packages    ACCOUNTING TODAY             Complete Accounting
January 1997                 Top 100 Software Packages    ACCOUNTING TODAY             One-Write Plus

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           1
Risk Factors...............................................................................................           5
Special Note Regarding Forward-looking Statements..........................................................          15
Use of Proceeds............................................................................................          17
Dividend Policy............................................................................................          17
Capitalization.............................................................................................          17
Dilution...................................................................................................          18
Selected Historical Financial Information..................................................................          19
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          21
Business...................................................................................................          34
Management.................................................................................................          47
Principal and Selling Stockholder..........................................................................          59
Relationship with ADP......................................................................................          59
Description of Capital Stock...............................................................................          64
Certain Anti-takeover Provisions...........................................................................          65
Shares Eligible for Future Sale............................................................................          67
Underwriting...............................................................................................          68
Legal Matters..............................................................................................          70
Experts....................................................................................................          70
Index to Financial Statements..............................................................................         F-1

    Accounting Works-Registered Trademark-, One-Write
Plus-Registered Trademark-, Peach-Registered Trademark-,
PeachCalc-Registered Trademark-, PeachCare-Registered Trademark-, PeachLink-Registered Trademark-, PeachPak-Registered Trademark-, PeachPay-Registered Trademark-, PeachTax-Registered Trademark-, PeachText-Registered Trademark-, PeachText 5000-Registered Trademark-, Peachtree-Registered Trademark-, Peachtree Complete-Registered Trademark-, Peachtree Data Query-Registered Trademark-, Peachtree First Accounting-Registered Trademark-, Peachtree Office
Accounting-Registered Trademark-, Peachtree Software-Registered Trademark-, Peachtree Supply Source-Registered Trademark- and
PeachWare-Registered Trademark- are registered trademarks or service marks of Peachtree, and natural peach logo, peach logo, peach device logo, "Peachtree Software" and peach logo and "Peachtree Software" and tree logo are registered design trademarks or service marks of Peachtree. In addition, Accounting Behind the Screens, Accountcare, Accounting Under the Hood, EZ Add-ins, Peachtree 2000, Peachtree Complete Plus and Peachtree Office Accounting are trademarks and service marks of Peachtree. All other trademarks and registered trademarks and service marks and registered service marks used in this Prospectus are the property of their respective owners.

    As used in this Prospectus, unless the context requires otherwise, "ADP" means Automatic Data Processing, Inc., together with its subsidiaries (other than Peachtree); "By-laws" means our Amended and Restated By-laws as in effect at the time of the Offering; "Charter" means our Amended and Restated Certificate of Incorporation as in effect at the time of the Offering; "Commission" means the Securities and Exchange Commission; "Common Stock" means the common stock, $.01 par value per share, of Peachtree; "Exchange Act" means the Securities Exchange Act of 1934, as amended; "IDC" means International Data Corporation; "Microsoft" means Microsoft Corporation; "Offering" means the Offering of Common Stock contemplated by this Prospectus; "Peachtree" means Peachtree Software, Inc. and its subsidiaries; "Securities Act" means the Securities Act of 1933, as amended; "VAPs" means Value Added Providers; and "VARs" means Value Added Resellers.

    Unless otherwise noted, numbers and percentages of shares of Common Stock
outstanding have been adjusted to reflect a   -  -for-one split of the Common
Stock to be effected in connection with the Offering.

    You should rely only on the information contained in this Prospectus. We have not authorized anyone else to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

    Until   -  , 1999 (25 days after the date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligation to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO. YOU SHOULD ALSO CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTIONS "RISK FACTORS" AND "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS." FOR YOUR CONVENIENCE, PEACHTREE REFERS YOU TO SPECIFIC PAGE NUMBERS IN THIS PROSPECTUS FOR MORE DETAILED INFORMATION ON CERTAIN TERMS AND CONCEPTS USED THROUGHOUT THIS PROSPECTUS. FOR PURPOSES OF CALCULATING THE NUMBERS AND PERCENTAGES OF SHARES OUTSTANDING, UNLESS NOTED OTHERWISE WE HAVE ASSUMED THAT THE UNDERWRITERS HAVE NOT EXERCISED THEIR OVER-ALLOTMENT OPTION.

    PLEASE NOTE THAT CERTAIN INDUSTRY AND MARKET DATA USED IN THIS PROSPECTUS ARE BASED ON PUBLICLY AVAILABLE REPORTS FROM IDC AND PC DATA, INC. WE BELIEVE THAT THIS DATA IS GENERALLY RELIABLE, BUT CANNOT ASSURE YOU THAT IT IS ACCURATE IN ALL RESPECTS.

                                   PEACHTREE

    Peachtree is a leading provider of financial and accounting software for small businesses. For the last 20 years, Peachtree has been a technological leader and innovator. We have achieved many retail software industry firsts, including the first DOS accounting package, the first Microsoft Windows-based accounting package, the first widely available accounting application seamlessly integrated with Microsoft Office and, most recently, the first widely available Windows 98-certified accounting package. As an established industry leader, we enjoy strong brand recognition and customer loyalty and an excellent reputation among accounting industry professionals. Our extensive, award-winning line of software solutions provides the features and functionality necessary to automate business processes, improve and standardize reporting and management of financial data and gain better business controls at a price attractive to small businesses. We acquire new customers through our sales of packaged software in the retail channel, and earn the majority of our revenue from direct aftermarket sales of upgrades, payroll tax services, business forms and support services to our existing customers. Our growing customer base of over one million registered small businesses represents one of the largest customer bases in the financial and accounting software market. We view our customer base as a valuable source of aftermarket sales and service revenue. A more detailed description of our
business begins on page   -  .

INDUSTRY BACKGROUND

    The financial and accounting software market is well-established and growing rapidly. According to IDC, the overall market for accounting software totaled $5.3 billion in worldwide licensing and maintenance revenue in 1997. We focus principally on the personal finance, small office/home office (SOHO) and small business market as defined by IDC. Small businesses have experienced significant growth over the past several years and are the largest source of new companies, jobs and revenue in the U.S. economy. In 1998, this market comprised approximately 7.4 million small businesses with 1 to 99 employees. According to IDC, this market generated $1.0 billion in license and maintenance revenue in 1997 and is expected to grow at a compound annual growth rate of 14% to $1.9 billion in 2002. Within this market, we primarily target the approximately 3.2 million businesses with 5-99 employees where a greater opportunity exists to
sell aftermarket products and services. See page   -  .

    New small businesses and small businesses automating for the first time often lack in-house accounting expertise, formal business processes and dedicated information technology support. They desire financial and accounting software that is easy to use, inexpensive and serves a broad range of needs. As businesses increase in size and complexity, they desire solutions that have the following characteristics:

    - are customizable and tailored to meet their needs;

    - are scalable with the ability to share information among multiple users through a network;

    - deliver greater depth and breadth of functionality than that provided by traditional packaged solutions; and

    - integrate with other business productivity software applications.

    Despite these increasingly sophisticated needs, growing small businesses require solutions that are affordable, are easy to install and set up and have
low total ownership costs. See pages   -  through   -  .

THE PEACHTREE SOLUTION

    Peachtree offers a broad array of products and services designed to meet the varied and dynamic financial and accounting needs of the small business market. Specifically, our products and services deliver the following key benefits:

    - value and depth of features;

    - ease of installation, set up and use;

    - improved efficiency and better business management;

    - open, customizable and scalable technology; and

    - extensive service and support.

See pages   -  through   -  .

    In keeping with our tradition of technological leadership, in May 1998 we introduced the first financial and accounting solution widely available at retail based on an open architecture platform. Unlike existing packaged accounting software, Peachtree Office Accounting allows customers to interface seamlessly with other business productivity applications, most notably Microsoft Office. Customers can eliminate multiple databases with redundant information as well as tailor products to suit their business-specific and industry-specific needs. Peachtree Office Accounting is the first product to be built on our new Peachtree Open Architecture platform. Peachtree Open Architecture is designed to allow us to offer open, scalable, customizable and affordable financial and accounting solutions. In the near future, Peachtree Open Architecture products will enable us to enter the Windows NT and client/server markets. See pages
  -  through   -  .

STRATEGY

    Our strategic objective is to be the leading provider of financial and accounting software solutions for small businesses with 5-99 employees. To achieve this objective, we are pursuing a strategy focused on new product initiatives based on Peachtree Open Architecture while enhancing our current products and services. As an independent entity, we intend to devote more of our resources to implementing our growth strategy. The key elements of our strategy are to:

    - expand and exploit Peachtree Open Architecture;

    - pursue new distribution and marketing initiatives;

    - target and attract larger and growing small businesses;

    - leverage our large and growing registered customer base of over one million small businesses; and

    - capitalize on our strong brand recognition and retail presence.

See pages   -  through   -  .

SALES AND DISTRIBUTION

    We currently sell our products through retail channels and directly to customers. We sell our products to new customers through a broad range of retail outlets nationwide, including Office Depot,

Office Max, Staples, Best Buy and CompUSA. We sell most of our aftermarket products and services through our internal marketing teams using direct mail,
telemarketing and the Internet. See pages   -  through   -  .

PEACHTREE AND ADP

    ADP acquired Peachtree in 1994 and has since operated Peachtree as one of its wholly owned subsidiaries. Following the closing of the Offering, ADP will
own approximately   -  % of our outstanding Common Stock. In connection with the
Offering, we intend to enter into various agreements and transactions with ADP which will separate our business from ADP's other operations. This separation will be governed by an Intercompany Agreement between Peachtree and ADP and certain other agreements. Because these agreements will be entered into at a time when Peachtree is still a wholly owned subsidiary of ADP, they will not be the result of arm's-length negotiations between the parties. See "Relationship
with ADP" beginning on page   -  and "Risk Factors--Relationship with ADP;
Potential Conflicts of Interest" on page   -  .

                                  THE OFFERING

Common Stock Offered.........................  - shares (including - shares offered by
                                               Peachtree and - shares offered by ADP)

Common Stock Outstanding
  Following the Offering.....................  - shares (excluding - shares to be reserved for issuance pursuant to employee benefit and
                                               stock option plans)

Use of Proceeds..............................  Peachtree will use the proceeds from the
                                               Offering for working capital and other
                                               general corporate purposes. Peachtree will
                                               not receive any of the proceeds from the sale
                                               by ADP of Common Stock in the Offering. See
                                               "Use of Proceeds."

Nasdaq National Market Symbol................  PEAC

    Our principal executive offices are located at 1505 Pavilion Place, Norcross, GA 30093. The main telephone number of our principal executive offices is (770) 724-4000.

                         SUMMARY FINANCIAL INFORMATION
                       (in thousands, except share data)

    The following tables set forth summary financial data derived from the consolidated financial statements of Peachtree. The data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                                                                                                              THREE MONTHS
                                                                    FISCAL YEAR ENDED                             ENDED
                                             ---------------------------------------------------------------  -------------
                                              JUNE 30,     JUNE 30,     JUNE 29,     JUNE 28,     JUNE 27,    SEPTEMBER 27,
                                               1994(1)       1995         1996         1997         1998          1997
                                             -----------  -----------  -----------  -----------  -----------  -------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue....................................   $  29,450    $  34,925    $  35,294    $  46,908    $  52,534     $   9,898
Gross profit...............................      19,647       22,438       21,552       26,974       33,556         6,350
Operating expenses (2).....................      25,923       21,809       22,800       27,830       33,424         7,571
Operating income (loss) (2)................      (6,276)         629       (1,248)        (856)         132        (1,221)
Income (loss) before income taxes..........      (7,281)         724         (967)        (355)         696        (1,150)
Net income (loss)..........................      (4,361)         129         (946)        (509)         249          (412)

Basic and diluted earnings per share (3)...   $            $            $            $            $             $

Weighted average common shares
  outstanding(3)...........................

                                             SEPTEMBER 26,
                                                 1998
                                             -------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue....................................    $  11,681
Gross profit...............................        7,471
Operating expenses (2).....................        9,450
Operating income (loss) (2)................       (1,979)
Income (loss) before income taxes..........       (1,747)
Net income (loss)..........................          188
Basic and diluted earnings per share (3)...    $
Weighted average common shares
  outstanding(3)...........................

                                                                                              AS OF SEPTEMBER 26, 1998
                                                                                          --------------------------------
                                                                                           ACTUAL       AS ADJUSTED(4)
                                                                                          ---------  ---------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash....................................................................................  $      --        $
Intercompany receivable from ADP(5).....................................................     16,147
Working capital.........................................................................     16,702
Total assets............................................................................     57,213
Total stockholders' equity..............................................................     37,640        $

------------------------------

(1) ADP acquired all of the outstanding shares of Peachtree on April 5, 1994. Due to the insignificant period of time between the acquisition date and year-end, in the opinion of management, separate presentation of the pre-acquisition and post-acquisition periods is not meaningful. Revenue for the pre-acquisition and post-acquisition periods was $25,728 and $3,722. Net income for the pre-acquisition and post-acquisition periods was $6,958 and $(11,319).

(2) Includes acquisition-related amortization of $1,185, $4,742, $4,830, $5,620, and $5,687 for the fiscal years ended June 30, 1994, June 30, 1995, June 29, 1996, June 28, 1997 and June 27, 1998, and $1,405 and $1,445 for the three months ended September 27, 1997 and September 26, 1998. Excluding this acquisition-related amortization, operating income (loss) would have been $(5,091), $5,371, $3,582, $4,764 and $5,819 for the fiscal years ended June
    30, 1994, June 30, 1995, June 29, 1996, June 28, 1997 and June 27, 1998, and
    $184 and $(534) for the three months ended September 27, 1997 and September 26, 1998. See Notes 2 and 10 of Notes to Consolidated Financial Statements.

(3) See Note   -  of Notes to Consolidated Financial Statements for information concerning the computation of earnings per share.

(4) Adjusted to reflect the sale by Peachtree of   -  shares of Common Stock
    offered hereby at the public offering price of $ - per share after deducting the underwriting discount and the estimated offering expenses payable by Peachtree.

(5) Upon consummation of the Offering, the intercompany receivable from ADP will be collected in cash by Peachtree.

                                  RISK FACTORS

    You should carefully consider the following risk factors and other information in this Prospectus before deciding to invest in the Common Stock.

    UNCERTAINTY OF FUTURE RESULTS

    Our financial prospects must be considered in light of the difficult operating environment and risks, costs and difficulties facing companies in the software industry generally. Significant net losses due to substantial development and marketing costs are common in our industry. For various reasons, we may not in the future be able to sustain the growth and profitability achieved in the past. We currently plan increases in operating expenses relating to research and development, sales and marketing efforts, and administrative support in the short term. These increases may result in net losses to the extent that they are not accompanied by increased revenue in future periods. Earning an attractive return on some or all of these investments will depend on many different factors, including:

    - our ability to expand our distribution capabilities to include third party channels such as VARs and VAPs;

    - our ability to expand our brand and presence through our introduction of Windows NT and client/server-based products;

    - our ability to achieve market acceptance and customer satisfaction with substantially higher priced products, including Peachtree 2000; and

    - our ability to make strategic acquisitions as necessary to expand our technological or distribution capabilities.

    VOLATILITY OF QUARTERLY RESULTS; SEASONALITY

    We often experience significant volatility in quarterly results. Volatility is due to many factors, including:

    - the number and timing of product introductions, enhancements, extensions and discontinuations;

    - the demand for and market acceptance of particular products and services;

    - the timing of orders and spending patterns of customers;

    - the duration of sales cycles;

    - the effects of pricing policies;

    - the timing and success of marketing programs such as direct mail campaigns;

    - the strategies of retail channel partners;

    - rapidly changing technologies;

    - personnel availability and cost;

    - product appraisals by industry analysts or others; and

    - economic conditions applicable to software sales and generally.

    In general, the loss or deferral of direct sales or decrease in retail sales to customers in a period will reduce our revenue, net income and margins in that period. The delay of a product introduction from one quarter to the next will generally reduce our revenue, net income and margins in the prior quarter and increase them in the following quarter. In addition, we usually operate with little backlog, deriving quarterly revenue largely from orders booked within the same quarter. Therefore, results depend on the volume and timing of orders in the quarter and on our ability to fill the orders in that quarter.

    This volatility makes our quarterly results difficult to forecast and our budgets difficult to manage. We budget for items such as personnel, sales and marketing, which constitute the substantial majority of our expenses, based on projected orders and revenue. Expenses often cannot quickly be reduced in line with revenue that falls below expectations. Consequently, any shortfall in orders from projected levels will usually reduce our revenue, net income and margins.

    We have also experienced a degree of seasonality relating to sales of our products to new customers and our sales of payroll tax update services. These tend to be higher in the first and fourth calendar quarters. This seasonality may at times cause us to experience reduced net income, or increased net losses, in the second or third calendar quarters in any year.

    For all these reasons, quarterly results often vary significantly from quarter to quarter or from year to year. Quarterly comparisons can be difficult to analyze or even misleading if misunderstood. As a result, the revenue, cash flows, net income and margins that we ultimately report may often fail to match our projections or the expectations of market analysts and investors. Any such failure could cause the trading price of the Common Stock to fall.

    RAPIDLY EVOLVING PRODUCTS; TECHNOLOGICAL CHANGE

    Our markets are subject to rapid, sometimes unpredictable technological change. This change results from various factors, including:

    - rapid transformations of hardware or software standards;

    - sudden or dramatic changes in marketing and sales strategies, including pricing and service strategies;

    - unexpected product innovations; and

    - evolving customer requirements.

    Our products and services may not always remain competitive in this environment. To compete effectively, we must constantly react and adapt. Adapting may require substantial additional resources. Even if we obtain and invest such resources, we may not be able to develop and market new products and services in a timely and cost-effective way. At the same time, products, services or technologies developed by others may at any time render our products, services and technologies, whether existing and under development, uncompetitive or obsolete.

    The development and marketing of products that incorporate, interact with and rely on complex technologies is difficult, uncertain and subject to delays. Only a few software products achieve sustained market acceptance. Existing customers may resist or delay accepting products or services. As a result, we may fail to identify or exploit new opportunities; we may also encounter cost, timing or marketing problems. Such problems may increase our costs, cause our customers or distributors to cancel or postpone orders and give rise to negative publicity.

    From time to time, Peachtree or its competitors may announce products, capabilities or technologies that replace or shorten the life cycles of our existing products. Such announcements may also cause our customers to defer purchases of our products or services. See "Business--Products" and "--Competition."

    NEW PRODUCTS; SOFTWARE "BUGS"; PRODUCT LIABILITY

    Complex software applications such as ours often contain undetected errors, defects or imperfections (commonly known as "bugs") when introduced, upgraded or adapted to new operating environments. Testing our products for bugs is particularly challenging because they are used in a vast range of computing environments. Despite rigorous testing, we may not always discover bugs prior to product introduction. In addition, because our products often work seamlessly with those of others, bugs in the software of others could also damage the marketability and reputation of our products. A bug could be discovered at any time. The effects could range from delays in product introduction to reduced sales to extensive redesign, product support or product replacement cost. Any of these could reduce our revenue, net income and margins.

    Customers use many of our products to prepare payroll tax returns and to generate inputs for income and property tax returns and other regulatory and financial reports, to process payroll and to

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
complete other functions critical to their businesses. The presence of bugs or even the improper use of our products by customers could result in financial or other damages to them or other third parties. Under certain circumstances, we may be subject to claims for such damages. If sued on such a claim, we may not prevail in the resulting litigation. The existence of any such suit may itself damage the reputation of our products. The costs of an adverse judgment in such case, or of merely defending such suit, may damage our operating results, business or financial condition. We generally attempt to limit our product liability exposure through contractual limitations on liability. These include disclaimers in our "shrink wrap" license agreement with customers. These limitations may not always be enforceable or adequately protect us against all claims.

    We also maintain errors and omissions insurance. Though we believe such coverage is adequate, it may not always cover the full amount of claims made against us in the future. Such coverage may also become unavailable on reasonable terms in the future, or the insurer may disclaim coverage as to specific future claims. Any successful claim for product or service liability brought against us could have a material adverse effect upon our business, operating results and financial condition.

    COMPETITION

    We face different competitors and potential competitors with respect to our different products and services. Our packaged financial and accounting software products compete directly with those from Intuit Inc., which has the largest market share in the packaged financial and accounting software market.

    We believe that various other software companies are competitors or potential competitors, including: ACCPAC International, Inc. (a subsidiary of Computer Associates International, Inc.), Clarus Corporation, Great Plains Software, Inc., M.Y.O.B. Inc., Platinum Software Corporation, The Sage Group PLC and Solomon Software, Inc., along with many other national, regional and niche players. We also face competition from manual and paper-based accounting systems, accounting professionals and personal finance software, such as Intuit's Quicken product.

    Our preprinted business forms compete with forms from a number of companies, including Deluxe Corporation, New England Business Service, Inc. and Moore Business Forms, Inc., as well as retail stores selling business forms. We are now experiencing or anticipating intensifying competition from direct mail check printers, from banks, from printers of "generic" checks and forms and from various types of new technology.

    As noted under "--Rapidly Evolving Products; Technological Change," rapid technological and market shifts have frequently occurred in our markets. We believe they will frequently occur in the future. Any such shift may render our products or services unattractive or even obsolete relative to competing products or services or make designing new or improving existing ones more difficult or impossible for us. Alternative methods of delivering financial management systems and accounting software, such as Internet-based products, may also provide increased competition in the future. Any such technological or market shift may also permit or encourage new competitors to enter our markets.

    Certain competitors and potential competitors have far greater financial, technical and marketing resources and name recognition than Peachtree. For example, Intuit, our principal competitor in the retail channel, has far greater market share in the retail channel and far greater financial resources than we will have following the Offering. Current or future initiatives by Intuit could damage our position in the retail channel. Competitors may bundle their software with other software or enter into agreements allowing third parties to sell their software, making their products more attractive than ours. In addition, competitors may lower their prices, forcing us to cut our own prices and decrease our revenue or margins. See "Business--Competition."

    RELIANCE ON MICROSOFT AND OTHER THIRD PARTY TECHNOLOGIES

    Our software products are designed for Microsoft technologies, including Windows 3.x, Windows 95, Windows 98, Windows NT and SQL Server. In addition, our products use or will in the future use other Microsoft technologies, including Visual Basic, Visual C++, C and Visual Basic for Applications. To that end, we rely on several non-exclusive license agreements with Microsoft. We believe that these technologies are and will be widely used by businesses, including our customers. If such technologies are not widely adopted as anticipated or if other competing technologies that we do not support achieve broad market acceptance, we may be forced to modify our product strategy. Moreover, our current strategy requires our products and technology to remain compatible with new developments in Microsoft's technologies as they arise.

    We also rely on non-exclusive license agreements with Microsoft, Seagate Software, Inc., Sybase, Inc., IQ Software Corporation and others for technologies that are distributed with our products. Our failure to retain any of these software licenses may result in delays or reductions in product shipments until alternative software could be identified, licensed or developed. Such delays could reduce our revenue, net income and margins. The cost of license agreements could also increase, thereby reducing margins. Further, in some instances we only receive object codes from licensors, forcing us to rely on software support services from third parties. If any of these third parties failed to satisfy their maintenance obligations to us, we would likely fail to satisfy our corresponding support obligations to our customers. The termination of any such licenses or the failure of any of these licensors adequately to maintain or update their products could delay the shipment of certain of our products while we implement alternative software. Replacement licenses could prove costly. In the future, we will often be forced to seek other third-party licenses relating to our products. Such licenses may not be available on commercially reasonable terms or at all.

    YEAR 2000 COMPLIANCE

    Many computer systems were not designed to accommodate dates beyond the year 1999 and will require modification in order to remain functional into the next millennium. Because many existing programs were developed using two digits rather than four to determine the applicable year, these programs may not properly recognize the difference in a year that begins with "20" instead of "19." This, along with other date processing errors, could result in system failures, generation of erroneous data or miscalculations causing significant disruption of normal business activities. As a result, many computer systems and/or software applications will need to be modified to comply with such year 2000 or "Y2K" requirements. The potential effects associated with Y2K compliance are as yet highly uncertain.

    On the basis of product designs and quality assurance tests, Peachtree believes that the most current versions of its products are Y2K compliant or Y2K ready. Customers operating Peachtree software with non-Peachtree software or systems, including, among other things, computer hardware and software, networks and operating systems, will need to verify with each vendor of non-Peachtree software or systems whether such software or systems are Y2K compliant or Y2K ready and will continue properly to operate with the customer's Peachtree products. The terms "Y2K compliant" or "Y2K ready" and similar expressions can vary slightly in meaning from one company to the next. Although we generally use these terms interchangeably when referencing Y2K issues, technically we differentiate these terms as follows: "Y2K ready" is used when one of our products uses Microsoft's windowing technique to determine the output of either two-digit or four-digit years. "Y2K compliant" is used when one of our products has been designed to accept either two-digit or four-digit years upon input to calculate, store or display the designated output. On this basis, all of our products currently being marketed are either Y2K ready or Y2K compliant.

    In operating our business and communicating with our customer base, we rely heavily on in-house management information systems. We are now evaluating all of our internal systems and products to determine whether they require modifications to meet our operational requirements going forward, including Y2K compliance. As a part of this ongoing process, we are now implementing a new management information system. We expect that the new system will meet our needs adequately for the foreseeable future and will be Y2K compliant. Any substantial failure of our information systems to keep pace with our business, including any failure associated with Y2K, could adversely affect our business, our customer relationships and our operating results.

    Peachtree is currently working to assess the Y2K readiness of vendors, customers and other relevant third parties on which it relies to a material extent. The assessment is being conducted by a search of the ADP Y2K certification database, formal communication with vendors, customers and other relevant third parties and a search of vendor, customer and other relevant third-party Internet websites for certification statements. Although Peachtree expects to obtain adequate assurances of Y2K compliance or Y2K readiness from relevant third parties, in the event any such third parties experience disruption of business caused by Y2K issues, Peachtree's results of operations could be materially adversely affected.

    Our products are sometimes bundled with or marketed in a package of products offered through strategic partners. Such partners' products may not always be Y2K compliant or Y2K ready. Y2K problems caused by our partners' products could damage our brand or industry standing or reduce our product sales.

    Our current new product line has been designed to be Y2K compliant, but some products may not contain all necessary date code changes. We have warranted, and may in the future warrant, to certain customers that our products are Y2K compliant. Claims and legal costs resulting from any failure by us to fulfill such a warranty, or lost sales due to damage to our reputation, could damage our business and prospects. In addition, in the event that a significant number of our customers experience Y2K-related problems, whether due to our products or not, demand for technical support and assistance may increase dramatically. In this case, our costs for providing technical support may rise and the quality of our service or our ability to manage incoming requests may be impaired.

    Other software companies have been sued based upon claims that the failure of their product to be Y2K compliant or Y2K ready constitutes a breach of warranty, a design defect or similar claims. Some of these suits have been filed as class actions. We could be subject to such a suit based on older versions of our products which were not Y2K compliant or Y2K ready, or if a current version of our software experiences Y2K-related problems. If sued on Y2K-related claims, we may not prevail in the resulting litigation. The costs of an adverse judgment in such case, or of merely defending such suit, may damage our operating results, business or financial condition.

    We believe that Y2K issues may alter the purchasing patterns of customers and potential customers in a variety of ways, all of which are difficult to predict. For example, many companies are now investing significant resources to achieve Y2K compliance. These resources may be diverted from spending that would otherwise purchase our new products. On the other hand, customers may defer purchases, reducing current sales in the industry, or accelerate purchases, increasing short-term demand at the expense of longer-term demand. Alternatively, our customers could decide to switch to other software solutions or suppliers after a comprehensive review of their financial and accounting software solutions initiated due to concern over Y2K issues.

    We are currently in the process of developing contingency plans to address Y2K-related failures. However, these plans may fail to mitigate Y2K-related business disruptions that could result in loss of revenue, increased expenses or lawsuits.

    DEPENDENCE ON RETAIL DISTRIBUTION CHANNEL

    We currently sell our packaged products primarily to distributors, including Ingram Micro Inc., Merisel, Inc. and Tech Data Corporation, for resale to retailers and, to a lesser extent, directly to retailers, including retail software outlets, computer superstores and general mass merchandisers.

    Sales to a limited number of distributors and retailers make up a substantial majority of our net new software sales through the retail channel. The loss of any of our major distributors or retailers would significantly reduce sales and revenue, at least on a short-term basis. If an account receivable from any such entity became uncollectible, as in the case of the bankruptcy of a distributor or retailer, the loss would likely damage our liquidity, operating results and financial condition, at least on a short-term basis.

    The retail distribution channel has recently been characterized by rapid changes. These changes include consolidations, serious financial difficulties of certain distributors and retailers and the emergence of new competitors in the market, such as general mass merchandisers. In addition, more and more sellers of software are competing for shelf space in the retail channel. Distributors and retailers often carry competing products. Retailers of our products have a limited amount of shelf space and promotional resources for which there is intense competition. Certain of our arrangements with distributors and retailers may be terminated by either party without cause. In this environment, distributors and retailers may discontinue carrying our products or cease to provide us with adequate levels of shelf space and promotional support. This environment may also require us to respond by increasing our marketing efforts and expenditures to maintain revenues and sales growth, which could adversely affect our margins and operating income.

    RELEASE OF PERIODIC SOFTWARE UPDATES

    Our financial and accounting software products are affected by changes in laws, regulations and generally accepted accounting principles. To maintain their compliance, our products must be updated frequently. To market our payroll tax update service successfully, we must finalize product updates by specified dates each year. A late release could result in a significant loss of revenue in that fiscal year and the loss of future business. This tight development timetable for our tax service also increases the risk of bugs in these product updates. A bug could damage our business severely, if it increased our costs, damaged our reputation or resulted in liability claims for incorrect tax filings, among other things.

    Significant or frequent changes in tax or other laws and regulations or in generally accepted accounting principles will by themselves increase costs by requiring major or frequent product modifications. In particular, our fixed asset, accounts payable and payroll tax functions are affected by changes in laws and regulations. They must be updated annually or periodically to maintain their accuracy and competitiveness. Failure to release updates on a timely basis could cause customers to seek alternative solutions and damage our reputation or customer relationships. See "Business-- Products and Services" and "--Research and Development."

    PROPRIETARY TECHNOLOGY; THIRD-PARTY INFRINGEMENT CLAIMS

    To compete successfully and to grow, we must be able to protect our own software products and other proprietary technology and to operate without infringing on the rights of third parties. Failure to protect our intellectual property against infringement could result, among other things, in loss of revenue. We would suffer both loss of revenue and a weakened competitive position within the industry if our intellectual property became known or independently developed by third parties. To establish and protect our proprietary rights, we rely on the following:

    - copyright, trademark and trade secret laws;

    - a mandatory software customer registration mechanism on certain products;

    - confidentiality and non-disclosure agreements with certain employees;

    - licensing arrangements with customers; and

    - limitations on access to our proprietary information.

We have no patents or patent applications pending, and existing trade secret and copyright laws provide only limited protection of our proprietary rights. We currently license our packaged products under "shrink wrap" licenses that are not signed by our licensees. These shrink wrap licenses may be unenforceable under the laws of certain jurisdictions.

    Overall, these steps may be inadequate to protect our proprietary rights or to prevent misappropriation of our intellectual property. Our competitors may also independently develop products or technologies that are substantially equivalent or superior to ours.

    Policing unauthorized copying and use of our products is difficult. Despite our efforts to protect our rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot now determine the precise extent to which piracy of our software products is occurring. Such piracy hurts sales and is difficult and expensive to police. We expect it to be a persistent problem, especially in light of the increasing use of the Internet.

    As the number and variety of products in our market increase and the functions and features of these products further overlap, we expect software developers to become increasingly subject to infringement claims. Generally, our third-party software licensors indemnify us from claims of infringement. In the event that we are sued on a claim of infringement relating to our own software, or our licensors are unwilling or unable fully to indemnify us, we may be subject to time-consuming and expensive litigation. The costs of an adverse judgment in such case, or of merely defending such suit, may damage our operating results, business or financial condition. Any such litigation, whether with or without merit, could also adversely affect us by:

    - causing product release delays;

    - requiring redesign of our products;

    - requiring us to enter into royalty or license agreements, which may not be available on acceptable terms or at all;

    - diverting management attention; and

    - delaying customer purchasing decisions.

    DEPENDENCE ON SOFTWARE INDUSTRY PERSONNEL

    Our success depends, in significant part, upon the continued services of our technical, marketing, sales and management personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Although we will have written employment agreements with certain key officers, they may, like other employees, unilaterally elect to terminate their employment with us at any time. We do not have written employment agreements with many other key technical, marketing, sales and management personnel. Competition for qualified and motivated software industry personnel is intense, and the process of locating and retaining personnel with the combination of skills and attributes required to execute our strategy can be difficult, time-consuming and expensive. Like many of our competitors, we are now experiencing difficulty in recruiting and retaining highly qualified and motivated personnel. For example, we have experienced relatively high rates of turnover in our research and development department. We may not be able to retain our key personnel or attract other qualified personnel in the future, particularly in light of the high turnover rate in our industry.

    NEED FOR ADDITIONAL FINANCING

    We expect our future liquidity and capital requirements to vary greatly from quarter to quarter, depending on numerous factors, including:

    - the cost, timing and success of product development and marketing efforts;

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    - the market acceptance of our existing and new products;

    - evolving technological and product developments; and

    - changing competitive and marketing challenges.

    In the past, our capital requirements have been satisfied by ADP. Following the Offering, however, our capital needs will have to be satisfied by sources other than ADP. See "Relationship with ADP." We currently expect that cash generated by operations, together with cash from the collection of the intercompany receivable from ADP on closing of the Offering and the net cash proceeds to us from the Offering, will be sufficient to meet our operating and capital requirements for the foreseeable future. We may, however, require additional financing in the future. Needed financing may not be available on attractive terms or at all. We may need to raise additional funds through public or private financing, strategic relationships or other arrangements. Additional equity financing may be dilutive to you as a holder of the Common Stock, and debt financing, if available, may involve covenants that are restrictive to Peachtree or its business. Strategic relationships, if necessary to raise additional funds, may require that we share revenue from certain of our products or technologies.

    RELEASE, ACCEPTANCE AND SUPPORT OF NEW PRODUCTS

    During 1998, we released the first product based on our Peachtree Open Architecture platform. Market acceptance of Peachtree Open Architecture is essential to our ability to enter new markets and distribution channels. Anything that diminishes market acceptance of products based on our Peachtree Open Architecture will seriously damage our prospects. The effectiveness of our marketing and sales efforts will be a crucial factor, though market acceptance may also depend on the availability and price of competing products and technologies.

    For the first time, in October 1998 we released a Software Developer's Kit or "SDK." The SDK will allow third-party developers to develop and customize their own products based on the Peachtree Open Architecture platform. We also expect to incorporate Visual Basic for Applications (VBA) into our future Peachtree Open Architecture products. Providing technical support for these new products will present a challenge. We have not in the past needed to support third-party developers or customized versions of our products. Higher technical support costs associated with this initiative could reduce our operating income and margins.

    DILUTION

    The initial public offering price of the Common Stock is substantially higher than the net tangible book value per share of the outstanding Common Stock immediately after this Offering. Therefore, investors in the Offering will suffer an immediate and substantial dilution of approximately $ - in the net tangible book value per share of Common Stock from the price you pay for such Common Stock (based upon an assumed initial public offering price of $ - per
share). See "Dilution" beginning on page   -  .

    RELATIONSHIP WITH ADP; POTENTIAL CONFLICTS OF INTEREST

    Peachtree is a wholly owned subsidiary of ADP. After the Offering, through its ownership of shares of Common Stock, ADP will have substantial voting power in elections of directors of Peachtree. As such, ADP will be in a position to influence various matters of significance to Peachtree and its stockholders, including any decision to acquire or dispose of assets, issue capital stock or other securities, incur debt and pay dividends. Conflicts of interest may arise in the future between Peachtree and ADP in a number of contexts concerning past or future relationships between them or their officers and directors, including tax matters, registration rights, administration of benefit plans, service arrangements, corporate opportunities, indemnification, risk management, issuance and sale of capital stock of Peachtree and the election of directors. Peachtree has granted ADP certain "demand" and

"piggyback" registration rights with respect to the Common Stock owned by ADP. Our Charter will include certain provisions relating to the allocation of business opportunities that may be suitable for both Peachtree and ADP that generally allow ADP freely to compete with Peachtree. See "Relationship with ADP."

    Gary C. Butler is a director of Peachtree and the Chairman of Peachtree's Board of Directors. He is also an officer and director of ADP. See "Management." Peachtree and ADP have entered into certain agreements defining their ongoing relationship. As a result of ADP's ownership and control of Peachtree at the time such agreements were entered into, the terms of such agreements were not the result of arm's-length negotiations. Peachtree and ADP currently compete in the provision of payroll products and services to small businesses. ADP may in the future compete in other markets in which Peachtree operates, as a result of an acquisition, or otherwise. See "Relationship with ADP."

    DEPENDENCE ON KEY MANAGEMENT PERSONNEL

    Following the closing of the Offering, Peachtree will rely on the knowledge and experience and the continued services of existing senior management, led by Mr. Verni, Mr. Meyer, Ms. Van Pelt, Mr. Ducker and Mr. Vasil. Our future success and ability to manage our future growth will depend in large part upon the efforts of these persons and on our ability to attract and retain other highly qualified senior management personnel. Competition for such personnel is intense. We may not succeed in attracting and retaining such personnel. Failure to attract and retain other highly qualified personnel would damage our prospects. We will have written employment agreements with Mr. Verni, Mr. Meyer, Ms. Van Pelt, Mr. Ducker and Mr. Vasil. See "Management--Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

    NO PRIOR PUBLIC MARKET FOR THE COMMON STOCK

    There is currently no public market for the Common Stock. We have applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "PEAC." We do not know the extent to which investor interest in Peachtree will lead to development of a trading market or how liquid that market might become. In the event no active trading market develops, holders of shares may not be able to sell them promptly or at a price they consider reasonable. You may not be able to resell shares at or above the initial public offering price. You should therefore consider the Common Stock a long-term investment.

    The initial public offering price for the shares will be determined through negotiations between Peachtree, ADP and the Underwriters. The Underwriters have informed us that they intend to act as market makers for the Common Stock. They will be under no obligation to do so and may discontinue such activities at any time.

    The marketplace will determine the trading price for the Common Stock. This trading price will be influenced by various factors, including:

    - our performance and prospects;

    - our dividend and financial policy;

    - the depth and liquidity of the market for the Common Stock;

    - investor perception of our company;

    - investor perception of the software industry;

    - technological developments affecting computer software or hardware; and

    - general financial and other market conditions.

    POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF DELAWARE LAW AND OF
     THE CHARTER AND BY-LAWS

    Certain provisions of the Delaware General Corporation Law and of our Charter and By-laws may have the effect of discouraging a third party from making an acquisition proposal for Peachtree and could delay, defer or prevent a transaction or a change in control of Peachtree under circumstances that could otherwise give the holders of Common Stock the opportunity to realize a premium over the then prevailing market prices of the Common Stock. Certain provisions of our Charter and By-laws, as each will be in effect as of the Offering, and of the Delaware General Corporation Law, have the effect of making more difficult an acquisition of control of Peachtree in a transaction not approved by the Board of Directors. These provisions include:

    - a provision for a classified Board of Directors, with only approximately one-third of the Board to be elected in any year, to serve for three-year terms;

    - a requirement that directors be removed only for cause upon the affirmative vote of holders of at least four-fifths of the total voting power;

    - a requirement that actions of stockholders be taken at a meeting of stockholders, rather than by written consent;

    - a prohibition on the stockholders' ability to call a special meeting;

    - an advance notice requirement for stockholders to make nominations of candidates for directors or to bring other business before an annual meeting of stockholders; and

    - a requirement that certain amendments to the Charter and By-laws be approved by the affirmative vote of at least four-fifths of the total voting power.

    We also expect to adopt a preferred stock purchase rights plan prior to the Offering. If so adopted, certificates issued in the Offering representing Common Stock will also initially represent an equivalent number of associated preferred rights. This rights plan will make more difficult an acquisition of control of Peachtree in a transaction not approved by our Board of Directors. See "Description of Capital Stock" and "Certain Anti-takeover Provisions."

    ABILITY OF PEACHTREE'S BOARD OF DIRECTORS TO CHANGE POLICIES

    Our major policies, including policies with respect to technology, products, marketing, financing, growth, operations, debt capitalization and dividends, will be determined by our Board of Directors. Our Board of Directors may amend or revise these and other policies at any time and from time to time at its discretion without any vote or approval of our stockholders.

    PRODUCT MIGRATION FROM DOS TO WINDOWS

    Prior to fiscal 1994, substantially all of our revenue came from sales of DOS-based products. Since 1991, when we began to introduce products based on our Windows-based Peachtree Proprietary Architecture, we have shifted our product focus from DOS-based to Windows-based products. We have encouraged the migration of our DOS-based customers to our Windows-based products. A significant percentage of our remaining installed base of DOS-based customers may never move on to our Windows-based products. In particular, we believe that smaller customers may be less likely to migrate because the cost may be high relative to the benefits and because DOS-based products may adequately meet their ongoing requirements. If we fail to move significant numbers of our remaining DOS-based customers to our Windows-based products, whether because they choose not to migrate to a Windows-based product, they purchase competitive products or they encounter problems in implementing our products, the profitability of our installed customer base will be reduced and our prospects for growth constrained. In addition, we now expect the decrease in general demand for DOS-based products and our change in focus to Windows-based products to reduce and ultimately eliminate future revenue from new product sales of DOS-based products. We will have to compensate for this absence of revenue from sales of DOS-based products with additional revenue from Windows-based products.

    LACK OF INDEPENDENT HISTORICAL FINANCIAL INFORMATION

    Significant changes in our financial and operational structure will result from the change in our relationship with ADP or our status as a separate, stand-alone entity following the closing of the

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
Offering. The historical financial information in this Prospectus does not reflect Peachtree's results of operations as an independent entity. For example, we have historically benefited from volume discounts under ADP's long distance telephone carrier agreements based on ADP's size and usage. As a much smaller stand-alone entity, we may be unable to obtain comparable arrangements. In addition, we expect our investments in sales and marketing activities to increase as we implement our stand-alone operating strategy. We currently expect that our legal expenses, and possibly other administrative expenses, will increase after our separation from ADP in connection with the Offering.

    LACK OF DIVIDENDS

    We anticipate that for the foreseeable future our earnings, if any, will be retained for use in the operation of the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, our operating and financial condition, our capital and investment requirements and general business conditions. See "Dividend Policy."

    MANAGEMENT OF GROWTH

    We have recently experienced significant growth, with total revenue increasing to approximately $52.5 million in fiscal year 1998 from approximately $35.3 million in fiscal year 1996. Rapid growth places a significant strain on our management and operations. Our ability to manage growth will largely depend on our success in:

    - broadening the management team;

    - attracting, motivating and retaining skilled employees;

    - implementing improved operational, financial and management systems; and

    - expanding, training and managing our employee base.

    Certain members of our senior management team have arrived within the last fiscal year. Our senior management team has limited experience managing publicly traded companies. We are currently launching new products based on a new platform intended to permit us to enter markets and distribution channels in which we have not previously participated. All of these initiatives will place additional pressures on our management resources and infrastructure. We may also seek acquisitions of businesses, products and technologies that are complementary to ours, or that allow us to enter new markets. Identifying, negotiating, closing, integrating and exploiting any such acquisition will place additional strains upon our management resources.

    SHARES AVAILABLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that any future sales of shares, or the availability of shares for future sale, will have on the market prices for the Common Stock following the Offering. Sales of substantial amounts of the Common Stock (including Common Stock issued in connection with outstanding stock options) or the perception that such sales could occur could adversely affect the prevailing market price for the Common Stock. See "Shares Available for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements in this Prospectus, including information under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Business," constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of Peachtree to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

    - the matters described under "Risk Factors";

    - our ability to implement successfully our operating strategies;

    - our ability to fund higher levels of research and development, increase our sales and marketing efforts and expand our administrative resources in anticipation of future growth;

    - our ability to expand our distribution capabilities to include third-party channels such as VARs and VAPs;

    - our ability to make strategic acquisitions as necessary to expand our technological or distribution capabilities; and

    - our ability to expand our brand and presence "upmarket" and to achieve market acceptance and customer satisfaction with a substantially higher priced product such as Peachtree 2000.

    These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere under the caption "Risk Factors," important factors to consider in evaluating such forward-looking statements include:

    - changes in external competitive market factors or in our internal budgeting process which might affect trends in our results of operations;

    - changes in economic cycles;

    - intense competition from other software companies; and

    - rapid, unpredictable and dramatic changes in the technological and business environment applicable to us or the software industry generally.

    Readers should carefully review the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus, as well as the risk factors described herein.

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                       (in thousands, except share data)

    The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The selected Consolidated Statements of Operations Data set forth below for the fiscal years ended June 29, 1996, June 28, 1997 and June 27, 1998 and the Consolidated Balance Sheet Data at June 28, 1997 and June 27, 1998 have been audited by Deloitte & Touche LLP, independent accountants, whose report thereon appears elsewhere herein. The selected Consolidated Statements of Operations Data presented below for the fiscal years ended June 30, 1994 and 1995 and the Consolidated Balance Sheet Data at June 30, 1994 and 1995 and June 29, 1996 are derived from unaudited financial statements not included elsewhere in this Prospectus. The selected Consolidated Financial Data as of and for the three months ended September 26, 1998 and September 27, 1997 have been derived from unaudited financial statements of Peachtree included elsewhere in this Prospectus which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The interim period results are not necessarily indicative of the results to be expected for any full year or for any future period.

                                                                                                                  THREE MONTHS
                                                                       FISCAL YEAR ENDED                              ENDED
                                                ---------------------------------------------------------------  ---------------
                                                 JUNE 30,     JUNE 30,     JUNE 29,     JUNE 28,     JUNE 27,     SEPTEMBER 27,
                                                  1994(1)       1995         1996         1997         1998           1997
                                                -----------  -----------  -----------  -----------  -----------  ---------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  License fees................................   $  19,655    $  24,007    $  18,806    $  23,757    $  27,411      $   4,319
  Service fees................................       9,795       10,918       16,488       23,151       25,123          5,579
                                                -----------  -----------  -----------  -----------  -----------        ------
  Total revenue...............................      29,450       34,925       35,294       46,908       52,534          9,898
Cost of revenue:
  Cost of license fees........................       6,709        8,880        7,445        9,826       10,040          1,615
  Cost of service fees........................       3,094        3,607        6,297       10,108        8,938          1,933
                                                -----------  -----------  -----------  -----------  -----------        ------
  Total cost of revenue.......................       9,803       12,487       13,742       19,934       18,978          3,548
                                                -----------  -----------  -----------  -----------  -----------        ------
    Gross profit..............................      19,647       22,438       21,552       26,974       33,556          6,350
Operating expenses:
  Sales and marketing.........................       7,495        8,793        9,246       12,204       16,804          3,634
  Research and development....................      14,244        6,177        6,535        7,275        8,071          1,833
  General and administrative..................       2,955        2,097        2,090        2,564        2,709            665
  Amortization of intangibles(2)..............       1,229        4,742        4,929        5,787        5,840          1,439
                                                -----------  -----------  -----------  -----------  -----------        ------
    Total operating expenses(2)...............      25,923       21,809       22,800       27,830       33,424          7,571
                                                -----------  -----------  -----------  -----------  -----------        ------
Operating income (loss)(2)....................      (6,276)         629       (1,248)        (856)         132         (1,221)
Interest income (expense).....................      (1,005)          95          281          501          564             71
                                                -----------  -----------  -----------  -----------  -----------        ------
Income (loss) before income taxes.............      (7,281)         724         (967)        (355)         696         (1,150)
Income tax expense (benefit)..................      (2,920)         595          (21)         154          447           (738)
                                                -----------  -----------  -----------  -----------  -----------        ------
Net income (loss).............................   $  (4,361)   $     129    $    (946)   $    (509)   $     249      $    (412)
                                                -----------  -----------  -----------  -----------  -----------        ------
                                                -----------  -----------  -----------  -----------  -----------        ------
Basic and diluted earnings per share(3).......
Weighted average common shares outstanding(3)

                                                 SEPTEMBER 26,
                                                     1998
                                                ---------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  License fees................................     $   5,682
  Service fees................................         5,999
                                                      ------
  Total revenue...............................        11,681
Cost of revenue:
  Cost of license fees........................         1,943
  Cost of service fees........................         2,267
                                                      ------
  Total cost of revenue.......................         4,210
                                                      ------
    Gross profit..............................         7,471
Operating expenses:
  Sales and marketing.........................         4,901
  Research and development....................         2,331
  General and administrative..................           749
  Amortization of intangibles(2)..............         1,469
                                                      ------
    Total operating expenses(2)...............         9,450
                                                      ------
Operating income (loss)(2)....................        (1,979)
Interest income (expense).....................           232
                                                      ------
Income (loss) before income taxes.............        (1,747)
Income tax expense (benefit)..................        (1,935)
                                                      ------
Net income (loss).............................     $     188
                                                      ------
                                                      ------
Basic and diluted earnings per share(3).......
Weighted average common shares outstanding(3)

                                                                             AS OF                                   AS OF
                                                ---------------------------------------------------------------  -------------
                                                 JUNE 30,     JUNE 30,     JUNE 29,     JUNE 28,     JUNE 27,    SEPTEMBER 27,
                                                   1994         1995         1996         1997         1998          1997
                                                -----------  -----------  -----------  -----------  -----------  -------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash........................................   $     616    $   2,223    $   1,381    $     454    $     583     $   2,077
  Intercompany receivable from ADP(4).........       2,236        3,799        5,867        7,791       15,152         6,190
  Working capital.............................       1,601        6,654        8,996       10,500       15,221        11,544
  Total assets................................      41,231       41,843       52,968       55,649       60,161        52,099
  Total stockholder's equity..................      29,681       29,808       35,312       34,803       37,452        34,391

                                                SEPTEMBER 26,
                                                    1998
                                                -------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash........................................    $  --
  Intercompany receivable from ADP(4).........       16,147
  Working capital.............................       16,702
  Total assets................................       57,213
  Total stockholder's equity..................       37,640

------------------------------

(1) ADP acquired all of the outstanding shares of Peachtree on April 5, 1994. Due to the insignificant period of time between the acquisition date and year-end, in the opinion of management, separate presentation of the pre-acquisition and post-acquisition periods is not meaningful. Revenue for the pre-acquisition and post-acquisition periods was $25,728 and $3,722. Net income for the pre-acquisition and post-acquisition periods was $6,958 and $(11,319).

(2) Includes acquisition-related amortization of $1,185, $4,742, $4,830, $5,620, and $5,687 for the fiscal years ended June 30, 1994, June 30, 1995, June 29, 1996, June 28, 1997 and June 27, 1998 and $1,405 and $1,445 for the three months ended September 27, 1997 and September 26, 1998. Excluding this acquisition-related amortization operating income (loss) would have been $(5,091), $5,371, $3,582, $4,764 and $5,819 for the fiscal years ended June
    30, 1994, June 30, 1995, June 29, 1996, June 28, 1997 and June 27, 1998, and
    $184 and $(534) for the three months ended September 27, 1997 and September 26, 1998. See Notes 2 and 10 to Notes to Consolidated Financial Statements.

(3) See Note   -  of Notes to Consolidated Financial Statements for information concerning the computation of earnings per share.

(4) Upon consummation of the Offering, the intercompany receivable from ADP will be collected in cash by Peachtree.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PEACHTREE SHOULD BE READ IN CONJUNCTION WITH PEACHTREE'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Peachtree is a leading developer of financial and accounting software solutions for small businesses. Peachtree sells packaged software to new customers primarily through the retail distribution channel and is represented in thousands of retail software locations nationwide. Peachtree derives the majority of its revenue from direct aftermarket sales to its existing customers of upgrades, payroll tax services, business forms and support services. Peachtree's installed base of registered customers includes over one million small businesses, with more than half of those having five or more employees.

    ADP acquired all of the outstanding stock of Peachtree on April 5, 1994. Since that time, Peachtree has operated as a wholly owned subsidiary of ADP. ADP provides certain services to Peachtree, including payroll and employee benefits administration. Management believes that the methods of billing these costs are reasonable and that the costs charged to Peachtree are approximately that which would be incurred on a stand-alone basis. Certain service expenses that were incurred by ADP were not passed down to Peachtree and therefore have been excluded from Peachtree's operating expenses and net income. Such expenses include legal expense, certain human resource overhead costs and certain external professional services such as auditing and tax. See "Relationship with ADP."

    Peachtree acquired the rights to the One-Write Plus product ("OWP") on March 22, 1996. Peachtree acquired all of the outstanding stock of Micro Associates, Inc. ("MICA") on January 13, 1998. Both acquisitions were funded by ADP and contributed to Peachtree. The results of operations of both of these acquisitions were included in the financial statements from the date of acquisition.

    REVENUE. Peachtree's revenue is derived from two principal sources: software license fees, including product sales to new customers primarily through the retail distribution channel and sales of upgrades to existing customers primarily via direct marketing ("license fees") and service fees for providing high quality pre-printed business forms, payroll tax update services, technical service and support and shipping and handling charged to customers ("service fees"). License fees, net of reserves and deferrals, are generally recognized at the time of shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Peachtree maintains reserves against accounts receivable for returns distributors have notified Peachtree are in process as well as for estimated stock balancing returns (the return of old versions of a product by distributors upon receipt of the new version) and end user returns. Certain of Peachtree's sales are made to distributors subject to rights of return and price protection on unsold merchandise. Accordingly, Peachtree defers revenue on shipments into the retail distribution channel until sale of the product to the small business customer is deemed reasonably assured. License fees earned on products designed for Microsoft Windows technologies were 90% of total license fees in 1998, 86% of total license fees in 1997 and 70% of total license fees in 1996. Service fees related to customer maintenance and support are recognized ratably over the term of the software support services agreement, which is typically twelve months. Service fees related to payroll tax update services are recognized in proportion to the associated expenses. Business forms revenue represents Peachtree's share of payments by customers to a third party vendor and is recognized on a net commission basis.

    COST OF REVENUE. Cost of license fees is composed primarily of media, printing, warranty support and royalties. Cost of license fees fluctuates as a percentage of license fees due to Peachtree's policy of expensing direct product costs (media and printing) at the time of product shipment into the distribution channel while deferring revenue until sale of the product to the small business customer is deemed reasonably assured. Cost of service fees includes support services associated with paid support and freight costs. Since Peachtree recognizes as revenue only the net commission on sales of pre-printed business forms, this revenue has the highest margin, followed by tax updates, while support fees generally contribute a lower margin.

    OPERATING EXPENSES. Peachtree's sales expense consists primarily of promotional spending in the retail channel to attract new customers, costs to fulfill direct orders, customer rebates and operating infrastructure, along with compensation and other costs relating to sales personnel. Marketing expense includes personnel, direct mail and marketing programs, new customer tracking programs, advertising, customer registration, public relations and other expenses. Research and development expense consists primarily of compensation and infrastructure costs of development, project management, quality assurance, technical writing and product management personnel, as well as costs incurred for contract development services on an as-needed basis. Research and development costs are expensed as incurred. General and administrative expense consists primarily of salaries of executive, financial and information services personnel and corporate infrastructure costs. To reflect fully total personnel costs in the sales, marketing, development and support areas, depreciation and certain facility-related costs are allocated to each functional area based on headcount. For this reason, general and administrative expense may fluctuate as headcount moves up or down. Amortization of intangibles expense consists of the amortization of goodwill, trademarks, purchased software and other intangibles related to acquisitions, as well as the amortization of software purchased for use in internal operations. The majority of the amortization expense relates to the ADP acquisition of Peachtree.

    INTEREST INCOME. As a subsidiary of ADP, Peachtree has not invested its own cash balances, but has remitted all cash to ADP. Cash is swept out of Peachtree's account on a regular basis by ADP, and interest income therefore reflects interest earned, at 6.0%, on balances due from ADP. Interest income from the date of the Offering will be determined by market rates on actual cash balances.

    INCOME TAXES. Peachtree's results of operations historically have been included in the consolidated income tax returns of ADP. The income tax provisions included in the Consolidated Statements of Operations of Peachtree have been determined as if Peachtree were a separate taxpayer. Following the Offering, Peachtree will file income taxes as an independent entity.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of total revenue represented by certain items reflected in Peachtree's consolidated income statement.

                                                           FISCAL YEAR ENDED                   THREE MONTHS ENDED
                                                 -------------------------------------  --------------------------------
                                                  JUNE 29,     JUNE 28,     JUNE 27,     SEPTEMBER 27,    SEPTEMBER 26,
                                                    1996         1997         1998           1997             1998
                                                 -----------  -----------  -----------  ---------------  ---------------
Revenue:
  License fees.................................        53.3%        50.6%        52.2%          43.6%            48.6%
  Service fees.................................        46.7         49.4         47.8           56.4             51.4
                                                      -----        -----        -----          -----            -----
Total revenue..................................       100.0        100.0        100.0          100.0            100.0
Cost of revenue:
  Cost of license fees.........................        21.1         21.0         19.1           16.3             16.6
  Cost of service fees.........................        17.8         21.5         17.0           19.5             19.4
                                                      -----        -----        -----          -----            -----
Total cost of revenue..........................        38.9         42.5         36.1           35.8             36.0
                                                      -----        -----        -----          -----            -----
Gross profit...................................        61.1         57.5         63.9           64.2             64.0
                                                      -----        -----        -----          -----            -----
Operating expenses:
  Sales and marketing..........................        26.2         26.0         32.0           36.7             42.0
  Research and development.....................        18.5         15.5         15.4           18.5             20.0
  General and administrative...................         5.9          5.5          5.2            6.7              6.4
  Amortization of intangibles..................        14.0         12.3         11.0           14.6             12.5
                                                      -----        -----        -----          -----            -----
Total operating expenses.......................        64.6         59.3         63.6           76.5             80.9
                                                      -----        -----        -----          -----            -----
Operating income (loss)........................        (3.5)        (1.8)         0.3          (12.3)           (16.9)
Interest income................................         0.8          1.0          1.1            0.7              1.9
                                                      -----        -----        -----          -----            -----
Income (loss) from operations before income
  taxes........................................        (2.7)        (0.8)         1.4          (11.6)           (15.0)
Income tax expense (benefit)...................         0.0          0.3          0.9           (7.4)           (16.6)
                                                      -----        -----        -----          -----            -----
Net income (loss)..............................        (2.7)%       (1.1)%        0.5%          (4.2)%            1.6%
                                                      -----        -----        -----          -----            -----
                                                      -----        -----        -----          -----            -----

THREE MONTHS ENDED SEPTEMBER 26, 1998 COMPARED TO THREE MONTHS ENDED SEPTEMBER
  27, 1997

REVENUE

    Total revenue increased 18.0% to $11.7 million for the three months ended September 26, 1998 from $9.9 million for the three months ended September 27, 1997.

    LICENSE FEES. License fees increased 31.6% to $5.7 million for the three months ended September 26, 1998 from $4.3 million for the three months ended September 27, 1997. License fees from product sales to new customers increased quarter over quarter due to higher unit sales and the inclusion of the higher-priced Peachtree 2000 product. Sales of upgrades to existing customers increased significantly for the three months ended September 26, 1998 due to the benefit of sales of the Peachtree 2000 product into Peachtree's customer base and a unit increase due to numerous product releases in the preceding quarter, and a change in product mix in favor of the higher priced Peachtree products.

    SERVICE FEES. Service fees increased 7.5% to $6.0 million for the three months ended September 26, 1998 from $5.6 million for the three months ended September 27, 1997 due primarily to additional support revenue and higher sales of pre-printed business forms offset by lower revenue from tax update service sales due to the timing of direct marketing programs.

COST OF REVENUE

    Cost of revenue increased 18.7% to $4.2 million for the three months ended September 26, 1998 from $3.5 million for the three months ended September 27, 1997. As a percentage of revenue, cost of revenue was 36.0% for the three months ended September 26, 1998 and 35.8% for the three months ended September 27, 1997.

    COST OF LICENSE FEES. Cost of license fees as a percentage of license fees decreased to 34.2% for the three months ended September 26, 1998, from 37.4% for the three months ended September 27, 1997. Cost of license fees decreased as a percentage of license fees quarter over quarter due to a decrease in the costs relating to warranty support and lower materials cost as a result of reduction of deferred revenue attributable to distribution channel inventory. These benefits were partially offset by an increase in materials cost due to distribution of evaluation copies of the Peachtree 2000 product, distribution of no-charge Y2K compliant versions of certain Peachtree products to certain customers, and a write-off of obsolete inventory in the normal course of business.

    COST OF SERVICE FEES. Cost of service fees as a percentage of service fees increased to 37.8% for the three months ended September 26, 1998 from 34.6% for the three months ended September 27, 1997. In the three months ended September 26, 1998 compared with the three months ended September 27, 1997, higher margin payroll tax updates represented a smaller percentage of service fees due to the timing of direct marketing programs to generate this revenue, which increased overall cost as a percentage of revenue.

SALES AND MARKETING EXPENSE

    Sales and marketing expense increased 34.9% to $4.9 million for the three months ended September 26, 1998 from $3.6 million for the three months ended September 27, 1997. As a percentage of revenue, sales and marketing expense was 42.0% for the three months ended September 26, 1998, and 36.7% for the three months ended September 27, 1997. Sales and marketing expense rose quarter over quarter due to increases in direct mail program, media and advertising, and headcount associated with Peachtree 2000 as well as to manage expanded sales and marketing programs. Sales and marketing expense increased as a percentage of revenue in support of Peachtree's long term efforts to expand its revenue base and the cost of mail notifications to a portion of the customer base related to the issue of Y2K compliance.

RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense increased 27.2% to $2.3 million for the three months ended September 26, 1998 from $1.8 million for the three months ended September 27, 1997. As a percentage of revenue, research and development expense was 20.0% for the three months ended September 26, 1998, and 18.5% for the three months ended September 27, 1997. Research and development spending increased both in absolute dollars and as a percentage of revenue quarter over quarter due to increases in compensation costs of technical personnel, increased development headcount due to expansion of Peachtree's product line, and the impact of the acquisition of MICA.

GENERAL AND ADMINISTRATIVE EXPENSE

    General and administrative expense was $0.7 million for the three months ended September 26, 1998 and for the three months ended September 27, 1997. As a percentage of revenue, general and administrative expense was 6.4% for the three months ended September 26, 1998, and 6.7% for the three months ended September 27, 1997.

AMORTIZATION OF INTANGIBLES EXPENSE

    Amortization of intangibles expense was $1.5 million for the three months ended September 26, 1998 and $1.4 million for the three months ended September 27, 1997. The increase in amortization expense reflects the acquisition of MICA in January, 1998 and increases in software purchased for internal use.

INTEREST INCOME

    Interest income was $0.2 million for the three months ended September 26, 1998 and $0.1 million for the three months ended September 27, 1997. The increase in interest income reflects higher average balances due from ADP quarter over quarter.

INCOME TAX EXPENSE (BENEFIT)

    Peachtree's effective tax rate varies considerably from statutory rates primarily due to non-deductible amortization of intangibles expense, slightly offset by research tax credits. Income tax benefit for the three months ended September 26, 1998 was booked at the 110.8% estimated effective tax rate for the full fiscal year.

FISCAL YEAR ENDED JUNE 27, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 28, 1997

REVENUE

    Total revenue increased 12.0% to $52.5 million in 1998 from $46.9 million in 1997.

    LICENSE FEES. License fees increased 15.4% to $27.4 million in 1998 from $23.8 million in 1997. License fees from product sales to new customers remained constant in 1998 from 1997 as an increase in average selling price offset a moderate decrease in unit sales. Upgrades increased significantly in 1998 from 1997 due to three factors: the benefit of partial year sales of the higher-priced Peachtree 2000 product, a change in the mix of upgrades of existing Peachtree products toward higher priced products, and price increases.

    SERVICE FEES. Service fees increased 8.5% to $25.1 million in 1998 from $23.2 million in 1997. The increase was due primarily to increases in payroll tax update revenue and sales of preprinted business forms. Support revenue remained flat in 1998.

COST OF REVENUE

    Cost of revenue declined 4.8% to $19.0 million in 1998 from $19.9 million in 1997. As a percentage of total revenue, cost of revenue decreased to 36.1% in 1998 from 42.5% in 1997.

    COST OF LICENSE FEES. Cost of license fees as a percentage of license fees decreased to 36.6% in 1998 from 41.4% in 1997. The cost of license fees decreased as a percentage of license fees in 1998 from 1997 due to the increasing use of compact disks over diskettes and a decrease in the cost of warranty support. This was partially offset by an increase in royalty costs due to a change in sales mix toward products on which Peachtree pays higher royalty.

    COST OF SERVICE FEES. Cost of service fees as a percentage of service fees decreased to 35.6% in 1998 from 43.7% in 1997. The change in margin was largely due to changes in the sales mix. Support fees decreased and payroll tax update revenue increased as a percentage of total service fees in 1998 from 1997. In addition, margins on support revenue improved due to operational efficiencies.

SALES AND MARKETING EXPENSE

    Sales and marketing expense increased 37.7% to $16.8 million in 1998 from $12.2 million in 1997. As a percentage of revenue, sales and marketing expense increased to 32.0% in 1998 from 26.0% in 1997. Sales and marketing expense increased in 1998 due to sizable increases in direct mail programs, increased spending on promotions in the retail channel and increased headcount to manage expanded sales and marketing programs.

RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense increased 10.9% to $8.1 million in 1998 from $7.3 million in 1997. As a percentage of revenue, research and development expense decreased to 15.4% in 1998 from 15.5% in 1997. Research and development expense increased in absolute dollars due to development of the Peachtree Open Architecture platform, increased compensation costs of technical personnel, increased development headcount due to expansion of Peachtree's product line, and the acquisition of MICA in 1998.

GENERAL AND ADMINISTRATIVE EXPENSE

    General and administrative expense remained relatively constant at $2.7 million in 1998 compared with $2.6 million in 1997 and decreased as a percentage of revenue to 5.2% in 1998 from 5.5% in 1997. While absolute spending on infrastructure, depreciation and other administrative categories increased in line with revenue, headcount increases in sales and marketing, research and development and support resulted in a higher percentage of these costs being allocated to these functions.

AMORTIZATION OF INTANGIBLES EXPENSE

    Amortization of intangibles expense was $5.8 million in both 1998 and 1997, remaining constant due to the relatively small amount of amortization related to the acquisition of MICA in January 1998.

INTEREST INCOME

    Interest income was $0.6 million in 1998 and $0.5 million in 1997. The increase in interest income reflects higher average balances due from ADP year over year.

INCOME TAX EXPENSE (BENEFIT)

    Peachtree's effective tax rate varies considerably from statutory rates primarily due to non-deductible amortization of intangibles expense slightly offset by research tax credits. A reconciliation of Peachtree's effective tax rate to the U.S. federal statutory rate is as follows:

                                                                                             FISCAL YEAR ENDED
                                                                                 ------------------------------------------
                                                                                       JUNE 28,              JUNE 27,
                                                                                         1997                  1998
                                                                                 --------------------  --------------------
                                                                                               (IN THOUSANDS)
Statutory income tax (benefit).................................................  $    (121)     (34.0)% $     237      34.0%
Nondeductible goodwill.........................................................        301       84.8        323       46.4
State and local income tax expense (benefit), net of federal benefit...........         14        3.9         50        7.2
Utilization of tax credits.....................................................        (80)     (22.5)       (80)     (11.5)
Deferred tax adjustment for the effects of changes in state tax rates..........     --         --            (94)     (13.5)
Additional federal tax due to graduated rates..................................         29        8.2     --         --
Other nondeductible expenses...................................................         11        3.0         11        1.6
                                                                                 ---------  ---------  ---------  ---------
    Income tax expense (benefit)...............................................  $     154       43.4% $     447       64.2%
                                                                                 ---------  ---------  ---------  ---------
                                                                                 ---------  ---------  ---------  ---------

FISCAL YEAR ENDED JUNE 28, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 29, 1996

REVENUE

    Total revenue increased 32.9% to $46.9 million in 1997 from $35.3 million in 1996.

    LICENSE FEES. License fees increased 26.3% to $23.8 million in 1997 from $18.8 million in 1996. License fees from product sales to new customers increased in 1997 from 1996 due to an increase in unit sales, an increase in the average price of the Windows products, and the full year impact of the OWP acquisition. Upgrade sales increased in 1997 over 1996 due to the full year impact of the OWP acquisition partially offset by a decrease in sales of add-on products due to add-on features being incorporated into new versions of the main products.

    SERVICE FEES. Service fees increased 40.4% in 1997 to $23.2 million from $16.5 million in 1996. The 1997 increase in service fees consists of an increase in support revenue due predominantly to the full year impact of the acquisition of OWP, whose service fees are heavily weighted to support, as well as to increases in sales of pre-printed business forms and payroll tax update revenue.

COST OF REVENUE

    Cost of revenue increased 45.1% to $19.9 million in 1997 from $13.7 million in 1996. As a percentage of total revenue, cost of revenue increased to 42.5% in 1997 from 38.9% in 1996.

    COST OF LICENSE FEES. Cost of license fees as a percentage of license fees increased to 41.4% in 1997 from 39.6% in 1996 due to a substantial increase in warranty support costs related to the full year impact of the OWP acquisition, partially offset by a reduction in materials cost.

    COST OF SERVICE FEES. Cost of service fees as a percentage of service fees increased to 43.7% in 1997 from 38.2% in 1996 due to the full year impact of the acquisition of OWP, whose service fees are heavily weighted toward lower margin support revenue.

SALES AND MARKETING EXPENSE

    Sales and marketing expense increased 32.0% to $12.2 million in 1997 from $9.2 million in 1996. As a percentage of revenue, sales and marketing expense remained relatively constant at 26.0% in 1997 compared with 26.2% in 1996. Sales and marketing expense in 1997 increased in absolute dollars from 1996 in support of higher revenue.

RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense increased 11.3% to $7.3 million in 1997 from $6.5 million in 1996. As a percentage of revenue, research and development expense decreased to 15.5% in 1997 from 18.5% in 1996 due to hiring delays in 1997 and the release of additional products based on a single product platform which increased development efficiencies. Research and development expense increased in absolute dollars due to increases in compensation costs of technical personnel, increased development headcount and the full year impact of OWP in 1997.

GENERAL AND ADMINISTRATIVE EXPENSE

    General and administrative expense increased 22.7% to $2.6 million in 1997 from $2.1 million in 1996. As a percentage of revenue, general and administrative expense decreased to 5.5% in 1997 from 5.9% in 1996. The absolute dollar increase in 1997 was due to a full year of expense from the OWP acquisition.

AMORTIZATION OF INTANGIBLES EXPENSE

    Amortization of intangibles expense increased 17.4% to $5.8 million in 1997 from $4.9 million in 1996. Increases year over year reflect the acquisition of OWP in March 1996, as well as increases in software purchased for internal use.

INTEREST INCOME

    Interest income rose to $0.5 million in 1997 from $0.3 million in 1996. The increase in interest income reflects higher average balances due from ADP year over year.

INCOME TAX EXPENSE (BENEFIT)

    Peachtree's effective tax rate varies considerably from statutory rates primarily due to non-deductible amortization of intangibles expense and research tax credits. A reconciliation of Peachtree's effective tax rate to the U.S. federal statutory rate is as follows:

                                                                                                 FISCAL YEAR ENDED
                                                                                     ------------------------------------------
                                                                                           JUNE 29,              JUNE 28,
                                                                                             1996                  1997
                                                                                     --------------------  --------------------

                                                                                                   (IN THOUSANDS)
Statutory income tax (benefit).....................................................  $    (329)     (34.0)% $    (121)     (34.0)%
Nondeductible goodwill.............................................................        301       31.1        301       84.8
State and local income tax expense (benefit), net of federal benefit...............         (1)      (0.1)        14        3.9
Utilization of tax credits.........................................................     --         --            (80)     (22.5)
Deferred tax adjustment for the effects of changes in state tax rates..............     --         --         --         --
Additional federal tax due to graduated rates......................................     --         --             29        8.2
Other nondeductible expenses.......................................................          8        0.8         11        3.0
                                                                                     ---------  ---------  ---------  ---------
    Income tax expense (benefit)...................................................  $     (21)      (2.2)% $     154      43.4%
                                                                                     ---------  ---------  ---------  ---------
                                                                                     ---------  ---------  ---------  ---------

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly results of operations of Peachtree for each of the quarters of the fiscal years ended June 28, 1997 and June 27, 1998, as well as the quarter ended September 26, 1998. In management's opinion, this unaudited information has been prepared on the same basis as the audited financial statements and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with Peachtree's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                 THREE MONTHS ENDED
                            --------------------------------------------------------------------------------------------
                             SEPTEMBER 28,    DECEMBER 28,     MARCH 29,    JUNE 28,     SEPTEMBER 27,    DECEMBER 27,
                                 1996             1996           1997         1997           1997             1997
                            ---------------  ---------------  -----------  -----------  ---------------  ---------------

                                                                   (IN THOUSANDS)
Revenue:
  License fees............     $   4,882        $   7,395      $   7,053    $   4,427      $   4,319        $   5,501
  Service fees............         5,203            6,946          6,060        4,942          5,579            7,148
                                 -------           ------     -----------  -----------        ------           ------
Total revenue.............        10,085           14,341         13,113        9,369          9,898           12,649
                                 -------           ------     -----------  -----------        ------           ------
Cost of revenue:
  Cost of license fees....         1,937            2,975          2,471        2,443          1,615            2,561
  Cost of service fees....         2,161            2,695          2,895        2,357          1,933            2,267
                                 -------           ------     -----------  -----------        ------           ------
Total cost of revenue.....         4,098            5,670          5,366        4,800          3,548            4,828
                                 -------           ------     -----------  -----------        ------           ------
Gross profit..............         5,987            8,671          7,747        4,569          6,350            7,821
                                 -------           ------     -----------  -----------        ------           ------
Operating expenses:
  Sales and marketing.....         2,928            3,861          2,757        2,658          3,634            4,024
  Research and
    development...........         1,905            1,798          1,778        1,794          1,833            2,022
  General and
    administrative........           540              692            755          577            665              502
  Amortization of
    intangibles...........         1,446            1,446          1,446        1,449          1,439            1,449
                                 -------           ------     -----------  -----------        ------           ------
Total operating
  expenses................         6,819            7,797          6,736        6,478          7,571            7,997
                                 -------           ------     -----------  -----------        ------           ------
Operating income (loss)...          (832)             874          1,011       (1,909)        (1,221)            (176)
Interest income...........            68              161            163          109             71              117
                                 -------           ------     -----------  -----------        ------           ------
Income (loss) before
  income taxes............          (764)           1,035          1,174       (1,800)        (1,150)             (59)
Income tax expense
  (benefit)...............           330             (447)          (508)         779           (738)             (38)
                                 -------           ------     -----------  -----------        ------           ------
Net income (loss).........     $  (1,094)       $   1,482      $   1,682    $  (2,579)     $    (412)       $     (21)
                                 -------           ------     -----------  -----------        ------           ------
                                 -------           ------     -----------  -----------        ------           ------


                             MARCH 28,    JUNE 27,     SEPTEMBER 26,
                               1998         1998           1998
                            -----------  -----------  ---------------

Revenue:
  License fees............   $   6,286    $  11,305      $   5,682
  Service fees............       6,653        5,743          5,999
                            -----------  -----------        ------
Total revenue.............      12,939       17,048         11,681
                            -----------  -----------        ------
Cost of revenue:
  Cost of license fees....       2,206        3,658          1,943
  Cost of service fees....       2,641        2,097          2,267
                            -----------  -----------        ------
Total cost of revenue.....       4,847        5,755          4,210
                            -----------  -----------        ------
Gross profit..............       8,092       11,293          7,471
                            -----------  -----------        ------
Operating expenses:
  Sales and marketing.....       5,058        4,088          4,901
  Research and
    development...........       2,032        2,184          2,331
  General and
    administrative........         689          853            749
  Amortization of
    intangibles...........       1,475        1,477          1,469
                            -----------  -----------        ------
Total operating
  expenses................       9,254        8,602          9,450
                            -----------  -----------        ------
Operating income (loss)...      (1,162)       2,691         (1,979)
Interest income...........         161          215            232
                            -----------  -----------        ------
Income (loss) before
  income taxes............      (1,001)       2,906         (1,747)
Income tax expense
  (benefit)...............        (643)       1,866         (1,935)
                            -----------  -----------        ------
Net income (loss).........   $    (358)   $   1,040      $     188
                            -----------  -----------        ------
                            -----------  -----------        ------

    The following table sets forth unaudited quarterly results of operations as a percentage of revenue for each of the quarters of the fiscal years ended June 28, 1997 and June 27, 1998, as well as the quarter ended September 26, 1998.

                                                                      THREE MONTHS ENDED
                                 --------------------------------------------------------------------------------------------
                                  SEPTEMBER 28,    DECEMBER 28,     MARCH 29,    JUNE 28,     SEPTEMBER 27,    DECEMBER 27,
                                      1996             1996           1997         1997           1997             1997
                                 ---------------  ---------------  -----------  -----------  ---------------  ---------------
Revenue:
  License fees.................          48.4%            51.6%          53.8%        47.3%          43.6%            43.5%
  Service fees.................          51.6             48.4           46.2         52.7           56.4             56.5
                                        -----            -----          -----        -----          -----            -----
Total revenue..................         100.0            100.0          100.0        100.0          100.0            100.0
Cost of revenue:
  Cost of license fees.........          19.2             20.7           18.8         26.0           16.3             20.3
  Cost of service fees.........          21.4             18.8           22.1         25.2           19.5             17.9
                                        -----            -----          -----        -----          -----            -----
Total cost of revenue..........          40.6             39.5           40.9         51.2           35.8             38.2
                                        -----            -----          -----        -----          -----            -----
Gross profit...................          59.4             60.5           59.1         48.8           64.2             61.8
                                        -----            -----          -----        -----          -----            -----
Operating expenses:
  Sales and marketing..........          29.0             26.9           21.0         28.4           36.7             31.8
  Research and development.....          18.9             12.5           13.6         19.1           18.5             16.0
  General and administrative...           5.4              4.8            5.8          6.2            6.7              4.0
  Amortization of intangibles..          14.3             10.2           11.0         15.5           14.6             11.4
                                        -----            -----          -----        -----          -----            -----
Total operating expenses.......          67.6             54.4           51.4         69.2           76.5             63.2
                                        -----            -----          -----        -----          -----            -----
Operating income (loss)........          (8.2)             6.1            7.7        (20.4)         (12.3)            (1.4)
Interest income................           0.7              1.1            1.2          1.2            0.7              0.9
                                        -----            -----          -----        -----          -----            -----
Income (loss) before income
  taxes........................          (7.5)             7.2            8.9        (19.2)         (11.6)            (0.5)
Income tax expense (benefit)...           3.3             (3.1)          (3.9)         8.3           (7.4)            (0.3)
                                        -----            -----          -----        -----          -----            -----
Net income (loss)..............         (10.8)%           10.3%          12.8%       (27.5)%         (4.2)%           (0.2)%
                                        -----            -----          -----        -----          -----            -----
                                        -----            -----          -----        -----          -----            -----


                                  MARCH 28,    JUNE 27,     SEPTEMBER 26,
                                    1998         1998           1998
                                 -----------  -----------  ---------------
Revenue:
  License fees.................        48.6%        66.3%          48.6%
  Service fees.................        51.4         33.7           51.4
                                      -----        -----          -----
Total revenue..................       100.0        100.0          100.0
Cost of revenue:
  Cost of license fees.........        17.1         21.5           16.6
  Cost of service fees.........        20.4         12.3           19.4
                                      -----        -----          -----
Total cost of revenue..........        37.5         33.8           36.0
                                      -----        -----          -----
Gross profit...................        62.5         66.2           64.0
                                      -----        -----          -----
Operating expenses:
  Sales and marketing..........        39.1         24.0           42.0
  Research and development.....        15.7         12.8           20.0
  General and administrative...         5.3          5.0            6.4
  Amortization of intangibles..        11.4          8.7           12.5
                                      -----        -----          -----
Total operating expenses.......        71.5         50.5           80.9
                                      -----        -----          -----
Operating income (loss)........        (9.0)        15.7          (16.9)
Interest income................         1.2          1.3            1.9
                                      -----        -----          -----
Income (loss) before income
  taxes........................        (7.8)        17.0          (15.0)
Income tax expense (benefit)...        (5.0)        10.9          (16.6)
                                      -----        -----          -----
Net income (loss)..............        (2.8)%       6.1%           1.6%
                                      -----        -----          -----
                                      -----        -----          -----

    Participants in the software industry, including Peachtree, generally experience significant volatility in quarterly operating results. Quarterly operating results vary widely due to many factors, including demand for particular products, the timing of orders from customers, marketing programs, the duration of sales cycles, spending patterns of customers, the timing of product introductions, enhancements or extensions, pricing policies, rapidly changing technologies, personnel shortages, the publication of product appraisals by industry analysts or others, and economic conditions applicable to software sales. In general, the loss or deferral of a large number of orders could have a material adverse effect on current operating results and could cause significant fluctuations in revenue and earnings from quarter to quarter. See "Risk Factors--Volatility of Quarterly Operating Results; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities was $1.0 million for the three months ended September 26, 1998 compared to $0.2 million for the three months ended September 27, 1997. Cash provided by operations increased for the three months ended September 26, 1998 due to higher profitability, higher collections of accounts receivable and an increase in accounts payable due largely to inventory purchases late in the preceding quarter due to the number of product releases, offset by a relative decline in deferred revenue.

    Cash provided by operating activities was $9.4 million in 1998, $2.9 million in 1997 and $0.4 million in 1996. The increase in cash provided by operations in 1998 as compared to 1997 was primarily due to an increase in net income (after adjusting for non-cash charges), a leveling of net accounts receivable balances, and net increases in accounts payable and accrued expenses. The increase in cash provided by operations in 1997 as compared to 1996 was primarily due to a relative increase in deferred revenue.

    Certain service expenses incurred by ADP were not passed down to Peachtree and therefore have been excluded from Peachtree's net earnings and cash flow from operations. Such expenses include but are not limited to legal expense, certain human resource overhead costs and certain external professional services such as auditing and tax.

    Cash used in investing activities was $0.6 million for the three months ended September 26, 1998, $1.9 million in 1998, $1.9 million in 1997, and $1.1 million in 1996, which in all periods related predominantly to capital expenditures. Although Peachtree does not currently have any material commitments for capital expenditures, it does intend to continue to invest in property and equipment, particularly computer and communications equipment and software purchased for internal use.

    As of September 26, 1998, Peachtree had a net receivable from ADP of $16.1 million and a zero cash balance. As of June 27, 1998, Peachtree had a net receivable from ADP of $15.2 million and cash of $0.6 million. As of the closing date of the Offering, the balance due from ADP is expected to approximate $ million which will be settled with cash by ADP on the closing date.

    Peachtree's future liquidity and capital requirements are expected to vary greatly from quarter to quarter, depending on numerous factors, including, among others, the cost, timing and success of product development and marketing efforts, the market acceptance of Peachtree's existing and new technologies and competing technological and market developments. In the past, ADP has satisfied Peachtree's capital requirements. Following the Offering, Peachtree will be required to meet its own cash needs separate from ADP. ADP will have no obligation to assist Peachtree. See "Risk Factors-- Volatility of Quarterly Operating Results; Seasonality."

    Peachtree currently anticipates that cash generated by its operations, together with the net cash proceeds Peachtree receives from the Offering and the settlement of the receivable from ADP, will be sufficient to meet its operating and capital needs for the foreseeable future. It is possible, however, that Peachtree might require additional financing in the future. Needed capital may not be available on terms attractive to Peachtree, or at all. Any failure of Peachtree to raise capital when needed could have a material adverse effect on Peachtree's business, operating results and financial condition. See "Risk Factors--Need for Additional Financing" and "--Volatility of Quarterly Operating Results; Seasonality."

NEW ACCOUNTING PRONOUNCEMENTS

    The American Institute of Certified Public Accountants has issued a Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4. SOP 97-2 supersedes SOP 91-1 "Software Revenue Recognition," and is effective for Peachtree for transactions entered into after June 27, 1998. Peachtree adopted SOP 97-2 in the first quarter of fiscal year 1999. The adoption of the standards in the statement did not have a material impact on Peachtree's consolidated financial statements.

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standard ("SFAS") 130, "Reporting Comprehensive Income." SFAS 130 is designed to improve the reporting of changes in equity from period to period. Peachtree adopted SFAS 130 in the first quarter of fiscal year 1999. As Peachtree has no components of other comprehensive income, adoption of the standards in the statement did not have a significant impact on Peachtree's financial statements.

    In June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 requires that an enterprise disclose certain information about operating segments. Peachtree adopted the provisions of SFAS 131 in the first quarter of fiscal 1999. Peachtree currently has only one operating segment and therefore adoption of the provisions of SFAS 131 did not have an impact on the Company's financial statements.

    In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Peachtree has not determined what effect, if any, this statement will have on Peachtree's financial statements.

YEAR 2000

    Many computer systems were not designed to accommodate dates beyond the year 1999 and will require modification in order to remain functional into the next millennium. Because many existing programs were developed using two digits rather than four to determine the applicable year, these programs may not properly recognize the difference in a year that begins with "20" instead of "19." This, along with other date processing errors, could result in system failures, generation of erroneous data or miscalculations causing significant disruption of normal business activities. Peachtree has established a comprehensive Y2K compliance program as part of the larger Y2K readiness program of ADP. The compliance program is designed to assess and resolve Y2K issues associated with Peachtree's products, its internal systems and its key vendors and service providers.

    On the basis of product designs and quality assurance tests, Peachtree believes that the most current versions of its products are Y2K compliant or Y2K ready. See "Risk Factors--Year 2000." For customers who are running product versions that are not Y2K compliant or Y2K ready, Peachtree has made Y2K update solutions available. Customers using earlier versions of the Peachtree products, generally those sold prior to January 1, 1997, have been encouraged to upgrade to current product versions, which are already Y2K compliant or Y2K ready. Although the most current versions of Peachtree's products have all undergone Peachtree's normal quality testing procedures, Peachtree's current products or its Y2K update solutions may contain undetected errors or defects associated with Y2K date functions. Any such errors or defects may result in material costs to Peachtree. In addition, because Peachtree's products are used in systems composed of third-party hardware and software, customers may experience Y2K failures related to these systems.

    Despite Peachtree's best efforts to provide customers with Y2K compliant or Y2K ready software, additional risks exist associated with potential litigation and additional support burdens. Due to the unprecedented nature of the Y2K problem, it is uncertain whether or to what extent the Company may be affected by such risks. While Peachtree has not been subject to any Y2K claims or lawsuits to date, the costs of defending and resolving disputes related to Y2K failures could have a material adverse effect on the company's business, financial condition, and results of operations.

    Peachtree is also taking steps to prepare its internal systems for the Y2K date change. The company has completed an assessment of its infrastructure (e.g., computer and telephone systems) and business systems (e.g., revenue, sales and marketing and finance functions) and completed much of the work necessary to make these systems Y2K compliant or Y2K ready. Peachtree expects conversion efforts to be substantially completed by the end of fiscal 1999 (June
1999). Peachtree believes it has identified suitable upgrade or replacement solutions to ensure that its outstanding list of non-conforming applications are Y2K compliant or Y2K ready. However, Peachtree could still experience serious unanticipated consequences or material costs caused by undetected errors or defects in the technology used in its internal systems.

    Peachtree is currently working to assess the Y2K readiness of vendors, customers and other relevant third parties on which it relies to a material extent. The assessment is being conducted by a search of the ADP Y2K certification database, formal communication with vendors, customers and other relevant third parties and a search of vendor, customer and other relevant third-party Internet websites for certification statements. Although Peachtree expects to obtain adequate assurances of Y2K compliance or Y2K readiness from relevant third parties, in the event any such third parties experience disruption of business caused by Y2K issues, Peachtree's results of operations could be materially adversely affected.

    In addition, Peachtree believes that the purchasing patterns of customers and potential customers may be affected by Y2K compliance or Y2K readiness issues. Some companies may reevaluate their needs and switch software providers, while others may choose either to delay or accelerate software purchases to avoid Y2K compliance problems. Any change in historical purchasing patterns and trends could possibly result in a material adverse effect on Peachtree's business, operating results and financial condition.

    Peachtree estimates that its total cost of achieving Y2K compliance or Y2K readiness will be approximately $2.1 million, most of which has already been expensed. These costs, as well as the schedule for Y2K modification, are based on management's current estimates. Peachtree has actively communicated with much of its customer base with respect to Y2K issues through mailings to customers, information posted on Peachtree's Internet website and other communications. Unforeseen circumstances could cause delays or significant additional expense in achieving Y2K compliance or Y2K readiness.

    In an effort to mitigate potential disruptions in business operations, management is formulating contingency plans in the event of a Y2K-related failure. Peachtree continues to identify areas where it is most vulnerable and plans to refine its contingency plans in advance of experiencing potential failures.

INFLATION

    The rate of inflation has not had a material effect on the revenue or operating results of Peachtree during the three most recent fiscal years.

                                    BUSINESS

    Peachtree is a leading provider of financial and accounting software for small businesses. Throughout its history, Peachtree has won numerous major awards in the financial and accounting software industry. Peachtree sells packaged software to new customers primarily through the retail distribution channel and is represented in thousands of retail software locations nationwide. Peachtree derives a majority of its revenue from direct aftermarket sales to its existing customers of upgrades, payroll tax services, business forms and support services. Peachtree's base of registered customers includes over one million small businesses, with the majority of those having five or more employees. Peachtree's extensive software product line provides a total financial and accounting solution for small businesses of various sizes and complexity. Peachtree, with its 20-year history, has been a technology leader and innovator with many retail software industry firsts, including the first DOS accounting package, the first Windows accounting package, the first widely available accounting application seamlessly integrated with Microsoft Office and, most recently, the first widely available Windows 98-certified accounting platform. As a result of this proven technological leadership and innovation, Peachtree enjoys strong brand recognition, customer loyalty and an excellent reputation among accounting industry professionals.

    Peachtree was acquired by ADP in 1994 and has since operated as a wholly owned subsidiary of ADP. Peachtree has continued to invest in its marketing, sales and development, expanded its product offerings, both through internal development and through selective acquisitions, and assembled a senior management team with extensive industry experience. As an independent entity, Peachtree intends to devote more of its financial resources to implementing the growth strategy described in this Prospectus. See "Relationship with ADP."

INDUSTRY BACKGROUND

    OVERVIEW

    Increasing competitive pressures and rapidly changing market conditions are forcing businesses to improve operating efficiencies and their understanding of key drivers of profitability. Businesses of all sizes are rapidly adopting information technology (IT) software solutions to automate business processes, improve and standardize the reporting and management of data and gain better cost controls. In particular, businesses are employing IT software solutions to automate and streamline their mission-critical financial, accounting and operational functions. This has resulted in significant and increasing demand for financial and accounting software. Financial and accounting software automates repetitive accounting and bookkeeping tasks, standardizes the collection, processing and reporting of critical business data, and provides useful controls over business processes. Financial and accounting software increases the reliability, accessibility and timeliness of important financial and business information.

    According to IDC, the financial and accounting software market can generally be grouped into three segments: (1) the personal finance, small office/home office (SOHO) and small business market (the "Small Business Market"); (2) the corporate or middle market (the "Middle Market"); and (3) the enterprise or high-end market (the "Enterprise Market"). These market segments are differentiated by size of business as measured by number of employees, price and channels of distribution.

                                        NUMBER OF                             NUMBER OF
              MARKET                    EMPLOYEES        PRODUCT PRICE       BUSINESSES
 Small Business                          1 to 99         $50 to $5,000        7,400,000
                                                           $5,000 to
 Middle                               100 to 2,499         $100,000            92,000
 Enterprise                              2,500+            $100,000+            1,700

SOURCE: IDC

    Distribution in the Small Business Market is accomplished primarily through the retail channel, direct sales and numerous third-party vendors such as VARs, VAPs, consultants, accounting and financial professionals and systems integrators. In-house direct sales efforts are typically limited to telemarketing, direct mail and Internet sales efforts. In the Middle and Enterprise Markets, distribution is largely dependent upon third-party vendors and upon direct channels of distribution, including an in-house direct sales force. The retail channel is typically not employed to sell in the Middle and Enterprise Markets.

    The financial and accounting software market is well-established and growing rapidly. According to IDC, the overall market for accounting software totaled $5.3 billion in worldwide licensing and maintenance revenue in 1997. The Small Business Market, which generated $1.0 billion in revenue in 1997, is expected to grow at a compound annual growth rate of 14% to $1.9 billion in 2002.

    TARGET MARKET

    Peachtree focuses principally on the Small Business Market, which, according to IDC, is comprised of approximately 7.4 million small businesses in the 1-99 employee segment. Within the Small Business Market, Peachtree focuses primarily on small businesses with 5-99 employees. These businesses are estimated by IDC to number approximately 3.2 million and have markedly more sophisticated accounting software needs than smaller businesses. Generally, small businesses have experienced significant growth over the past several years and are the largest source of new companies, jobs and revenue in the U.S. economy. As new businesses commence operations and as established companies expand, they each require a range of accounting software systems to operate, manage and grow their businesses.

    In today's market, small businesses are enjoying increasing computing power at declining costs. Inexpensive financial and accounting software solutions are becoming more widely available, more sophisticated and easier to use. A number of factors are expected to continue to drive growth in the Small Business Market for financial and accounting software, including: (1) new businesses entering the market at an increasing rate; (2) the continued rapid adoption of computers and the automation of financial accounting and operational functions (IDC estimates that only 53% of small businesses now use financial and accounting software); (3) the migration of businesses from older, purchased or custom-developed solutions to more current packaged solutions which are Windows-based and/or Y2K compliant; (4) the increasing level of sophistication required by small businesses; and (5) the rapid and widespread adoption of Windows and NT platforms, servers and databases by a broader universe of business users.

    TARGET MARKET NEEDS

    New small businesses and small businesses automating for the first time often lack technological sophistication, in-house accounting expertise and formal business processes. They desire financial and accounting software that is easy to use, inexpensive and serves a broad set of needs. Typically, they purchase packaged financial and accounting solutions that are available in the retail channel. According to PC Data, in the twelve months ending June 30, 1998, over 1,000,000 financial and accounting software units were sold at U.S. retail outlets.

    Peachtree believes that customers in the Small Business Market with more complex needs desire financial and accounting solutions that combine the features and functionality of solutions currently available to the Middle Market with a lower cost of ownership and shorter implementation time. Specifically, they desire solutions that: (1) are customizable and tailored to meet their needs, (2) are scalable with the ability to share information among multiple users, (3) deliver greater depth and breadth of functionality than that provided by traditional packaged solutions and (4) integrate with other business productivity software applications. Small businesses that have outgrown the capabilities of their existing packaged solutions are often unwilling to make the substantial capital and time commitment necessary to purchase and implement a Middle Market solution. At the same time, traditional vendors serving the Middle Market are generally attempting to move upstream into the Enterprise Market and are reluctant to lower pricing to meet the cost objectives of the Small Business Market. As a result, Peachtree believes that the higher end of the Small Business Market is distinctly underserved by existing financial and accounting software vendors.

THE PEACHTREE SOLUTION

    Peachtree offers a broad array of products and services designed to meet the varied and dynamic financial and accounting needs of the Small Business Market. Peachtree's products provide the value and full functionality combined with ease of use and scalability that small businesses desire when selecting a financial and accounting software solution. Peachtree's products and services provide the following key benefits:

    VALUE AND DEPTH OF FEATURES. Peachtree's award-winning software products are used by small businesses in virtually every type of industry because of their exceptional value, heritage of reliability and depth and breadth of functionality. They generally sell for under $250, offering a cost-effective alternative to far more expensive Middle Market solutions. Peachtree's packaged software products include many sophisticated features, such as multi-user capabilities, detailed job costing, sales order processing, inventory control and fixed asset tracking. These products contain specific features which are particularly attractive to construction, manufacturing, retail, distribution and professional service businesses. Peachtree's range of products satisfies the needs of customers ranging from the small business owner with little accounting knowledge to the larger business with in-house accounting expertise desiring solid audit logs, high levels of security and accounting controls. Peachtree's excellent reputation among accountants as one of the most comprehensive and robust packaged solutions available to small businesses makes Peachtree one of the most highly recommended solutions among accountants.

    EASE OF INSTALLATION, SET UP AND USE. Peachtree designs all of its products to be easy to install, set up and use by novice computer users. The products make extensive use of multimedia help functions and intelligent defaults to provide for rapid installation and set up. Product installation and set up typically takes hours or days rather than weeks or months, and can generally be completed by the customer without third-party assistance. After installation and set up, Peachtree products require minimal software administration, allowing the customer to focus on operating the business rather than maintaining the technology.

    IMPROVED EFFICIENCY AND BETTER BUSINESS MANAGEMENT. Peachtree's products are designed to maximize the productivity of small businesses, resulting in savings of time and money. Its software products provide for improved accuracy through the elimination of manual systems and the rekeying of data. They also provide better access to critical financial and customer data with built-in reporting and analytical tools which results in better overall understanding of fundamental business processes and more informed decision-making. Peachtree's products allow for fast data entry, short learning curves and the quick automation of routine accounting tasks. They also help to create a financial and accounting structure that improves and standardizes business processes and procedures. Peachtree's payroll tax services improve small business compliance with frequently changing payroll tax laws. Peachtree's branded business forms are fully compatible with its software products and allow its customers to create a more professional image.

    OPEN, CUSTOMIZABLE AND SCALABLE TECHNOLOGY. Recently, Peachtree introduced the first product based on its new software platform, Peachtree Open Architecture. Peachtree Open Architecture is a customizable platform designed to allow seamless integration with other software packages (such as Microsoft Office), enabling customers to eliminate multiple databases of redundant information.

    Customers can also tailor Peachtree Open Architecture products to their specific needs and third-party vendors can integrate their applications with the product's accounting functionality. In contrast, many other existing packaged financial and accounting software products are based on closed and proprietary architectures which make exchanging data with other business productivity applications impractical, if not impossible.

    EXTENSIVE SERVICE AND SUPPORT. Peachtree's products are easy to use, but deal with complex business processes and accounting, tax and regulatory issues. Therefore, Peachtree offers technical and procedural support through telephone, Internet-based and fax response services. Peachtree's technical service professionals have accounting backgrounds and are knowledgeable in complex computer operations and procedures. Peachtree is currently investing to expand its Internet-based "self-service" technologies that will allow it to improve the quality of its technical support while reducing the overall cost of delivering support services.

THE PEACHTREE STRATEGY

    Peachtree's objective is to be the leading provider of financial and accounting software solutions for small businesses with 5-99 employees. To achieve this objective, Peachtree is pursuing new product initiatives based on Peachtree Open Architecture while enhancing its current products and services. As an independent entity, Peachtree intends to devote more of its resources to implementing its growth strategy. Specifically, Peachtree plans to:

    EXPAND AND EXPLOIT PEACHTREE OPEN ARCHITECTURE. Products based on Peachtree Open Architecture provide small businesses a cost-effective, core financial and accounting functionality that can be customized and extended to satisfy the specific requirements of businesses in a variety of industries. To encourage and support third-party development based on the Peachtree Open Architecture platform, Peachtree has introduced and is marketing a software development kit or "SDK." The SDK allows third-party providers to integrate their own software solutions with products based on Peachtree Open Architecture. The Peachtree Open Architecture platform provides Peachtree with a significant technological advantage over alternative packaged financial and accounting products because it enables Peachtree to: (1) facilitate the creation of product extensions customized to specific industry needs by VAPs, VARs or other third-party providers, (2) provide a technology platform that is comparable to Middle Market solutions and leverages Microsoft technologies such as Visual Basic for Applications
    (VBA), Component Object Model (COM), Open Database Connectivity (ODBC) and Windows NT and client/server-based platforms at a very attractive price, and
    (3) offer Peachtree's own specialized applets, called EZ Add-ins, that extend product functionality.

    PURSUE NEW DISTRIBUTION AND MARKETING INITIATIVES. Peachtree is developing relationships with strategic partners to create leveraged distribution and marketing opportunities and to improve market penetration:

    - VALUE ADDED PROVIDERS. Peachtree Open Architecture is ideally positioned to work with Microsoft platforms, including Windows NT, Microsoft Office and SQL Server. Peachtree Open Architecture therefore enables Peachtree to align itself closely with Microsoft's small business marketing initiatives to VAPs.

    - VERTICAL SOLUTION PROVIDERS. Peachtree Open Architecture's open design, flexibility and scalability will enable vertical solution providers to integrate their applications with core accounting functions to create attractively priced, industry-specific solutions. Peachtree Open Architecture will also enable Peachtree to leverage special sales and marketing opportunities with vertically oriented associations and influencers.

    TARGET AND ATTRACT LARGER AND GROWING SMALL BUSINESSES. Peachtree targets larger and growing small businesses with 5-99 employees. Peachtree believes that these businesses are more likely to purchase aftermarket products and services, and therefore represent higher potential lifetime value as customers. Peachtree's product line offers a migration path for these businesses as they grow and develop new and more sophisticated accounting needs. In addition, the technical capabilities of Peachtree's products, such as double-entry bookkeeping, clear audit logs, secure controls and other features useful for compliance with Generally Accepted Accounting Principles ("GAAP"), are critical to these target customers.

    LEVERAGE PEACHTREE'S LARGE AND GROWING CUSTOMER BASE. Peachtree has a customer base of more than one million registered small businesses, most of which are using Windows-based technology. Peachtree received the majority of its total revenue in the last fiscal year from aftermarket sales to its existing customers, which offer relatively higher margins than sales to new customers. Peachtree obtains comprehensive customer contact information by means of its mandatory customer registration process. Peachtree maintains contact with its customers over time through its direct-mail and telemarketing campaigns and its Internet website. Peachtree also maintains substantial ongoing contact with its customers in providing them with important and timely information relating to tax, accounting and regulatory changes and offering them aftermarket products and services. Peachtree seeks increasing revenue and margins by expanding this installed customer base and by broadening and deepening the overall penetration of products and services to this base. In pursuit of this goal, Peachtree has recently expanded its investment in people, systems and infrastructure with a view to increasing sales of aftermarket products and services.

    CAPITALIZE ON PEACHTREE'S BRAND RECOGNITION AND RETAIL PRESENCE. Peachtree enjoys strong brand recognition developed over two decades and retail presence in thousands of locations nationwide. Peachtree intends to expand and accelerate its established programs for selling its products through the retail channel. Peachtree believes that it can increase unit and dollar sales by capitalizing on the Peachtree brand, strong customer and accountant references, increased advertising expenditures within the channel and continued solid growth in the market for new financial and accounting software and services. This effort will include increased in-store marketing and merchandising, expanded print advertising, increased public relations activity directed at key opinion-makers in the industry and focused marketing to accounting professionals.

PRODUCTS AND SERVICES

    Peachtree offers a full line of award-winning packaged personal computing software solutions that provide Small Business Market customers with comprehensive, cost-effective functionality that addresses their financial and accounting needs. The principal purpose of Peachtree's products is to automate and streamline the complex and time-consuming operations required by financial and accounting processes. Peachtree also offers various services targeted to the Small Business Market.

    PRODUCT LINE

    Peachtree's broad product line offers customers a high degree of functionality at an affordable price as well as a migration path as business needs develop and grow. Peachtree's software products generally can be installed and set up by customers in hours or days without third-party assistance and are easy to use.

    The core functions of the Peachtree product line are accounts receivable, accounts payable, inventory tracking, payroll, general ledger, project tracking and business and financial reporting.

    The following table illustrates positioning and target customer for Peachtree's Windows-based products:

                                                                         PEACHTREE         PEACHTREE
                                  PEACHTREE FIRST      PEACHTREE          COMPLETE       COMPLETE PLUS
                  ONE-WRITE PLUS     ACCOUNTING        ACCOUNTING        ACCOUNTING     TIME AND BILLING   PEACHTREE 2000

 FIRST RELEASE    December 1995    February 1995       April 1991         May 1996          May 1997        January 1998

 LATEST RELEASE      May 1998      February 1996     December 1997        May 1998          May 1998        January 1998

TARGET CUSTOMER     Businesses    Businesses using  Businesses that   Businesses that   Businesses that   Businesses that
                    using the        accounting     want accounting    sell products    provide services   are larger and
                      paper       software for the   plus business                        or bill for           more
                    one-write        first time        management                          their time      sophisticated
                      system

SUGGESTED RETAIL       $69              $69               $129              $199              $249         $1,999-$3,499
     PRICE

  SINGLE USER/     Single User      Single User        Multi-user        Multi-user        Multi-user        Multi-user
   MULTI-USER

                  PEACHTREE OFFICE
 FIRST RELEASE       June 1998
 LATEST RELEASE      June 1998
TARGET CUSTOMER   Businesses using
                  Microsoft Office
SUGGESTED RETAIL        $99
     PRICE
  SINGLE USER/      Single User
   MULTI-USER

    - ONE-WRITE PLUS is targeted toward small businesses converting from manual accounting. Based on the popular "one-write" manual bookkeeping system, this easy-to-use software is designed to look and feel like paper-based systems including on-screen images of checks, invoices, and registers.

    - PEACHTREE FIRST ACCOUNTING is aimed at small businesses seeking to automate their accounting for the first time and incorporates the added functionality of inventory costing. Peachtree First Accounting enables small businesses to start with basic functions and add capabilities over time with easy upgrades to more robust Peachtree products. The product also includes 75 industry-specific charts of accounts, smart guides that offer context-sensitive help throughout the product and graphical navigation aids.

    - PEACHTREE ACCOUNTING is an easy-to-use, full-featured accounting solution for small businesses that require business management tools as well as accounting features. It includes all of the features of Peachtree First Accounting plus multi-user capabilities, sales and purchase order functions with backorder capability, graphical analysis tools, business contact management, a custom financial report writer and a custom forms design tool.

    - PEACHTREE COMPLETE ACCOUNTING meets the needs of small businesses with more complex accounting requirements such as detailed job costing, fixed asset tracking, screen level security and solid audit logs in addition to all of the functions of Peachtree Accounting. Especially well suited for inventory-based businesses, the functionality of Peachtree Complete Accounting is often compared with that offered in Middle Market solutions costing thousands of dollars.

    - PEACHTREE COMPLETE ACCOUNTING PLUS TIME & BILLING adds powerful time and billing features to Peachtree Complete Accounting. It allows small businesses to track employee time and expenses and use this information automatically to pay employees and generate client invoices. This product is especially well suited for small businesses that provide services or bill for their time.

      Management believes Peachtree Complete Accounting Plus Time & Billing is the most powerful accounting solution widely available through the retail channel.

    - PEACHTREE 2000, a recent product acquisition, is a powerful accounting software solution with a feature set and performance usually offered by Middle Market solutions costing tens of thousands of dollars. This product is ideal for larger and more sophisticated small businesses that have outgrown the capabilities of their existing packaged solution. Peachtree 2000 contains high-end features, including multi-user capabilities, multiple warehouse inventory, detailed job costing, sales and purchase order processing with backorder capability and serialized costing. Peachtree has priced Peachtree 2000 beginning at less than $2,000 to deliver a highly competitive alternative to more costly Middle Market solutions.

     Peachtree 2000 is particularly well suited for inventory-based small businesses such as retail, manufacturing, construction and wholesale/distribution. The product is modular in design, is geared toward accounting/bookkeeping professionals and features fast data entry capabilities. The functionality of Peachtree 2000 is especially attractive to customers migrating from a DOS-based platform to a Windows-based solution.

    - PEACHTREE OFFICE ACCOUNTING is Peachtree's first product built on the Peachtree Open Architecture platform. Peachtree Office Accounting exchanges data seamlessly with the Microsoft Office suite of business productivity applications offering customers the ability to use, modify and analyze their accounting data in products such as Excel, Word and Outlook. The product is extremely flexible and easy to use and, while it does not require the use of Microsoft Office, is targeted specifically to those small businesses that use Microsoft Office as a productivity tool.

    AFTERMARKET PRODUCTS

    As part of a total solution, Peachtree provides its customers with a comprehensive set of aftermarket products. Substantially all aftermarket sales are made through direct marketing, which generally provides higher margins than sales through the retail channel.

    PRODUCT UPGRADES. Peachtree consistently offers its customers a migration path through the introduction of new versions of existing products or new products on a regular basis. Peachtree generates significant aftermarket revenue by direct marketing of new versions of its products to its customer base. New versions of products also help to keep the products competitive in the retail channel.

    PRODUCT EXTENSIONS. Peachtree is creating a library of its own specialized applets, called EZ Add-ins, that increase the specific functions available to the customer of its Peachtree Open Architecture-based products. For example, EZ Add-ins can perform time card entry, expense report management, broadcast invoicing and sales commission calculations. Peachtree is working with third-party developers to create and market an entire library of these product extensions that are available for download from the Internet. While some EZ Add-ins are free, most will be licensed to customers for a fee.

    AFTERMARKET SERVICES

    Peachtree markets a range of services to its target Small Business Market. Substantially all services revenue is generated through direct marketing to the existing registered customer base.

    PEACHTREE BUSINESS FORMS. Peachtree offers high quality pre-printed business forms such as checks, invoices, purchase orders and statements. Business forms are branded as Peachtree Forms and are marketed to Peachtree customers as part of a total solution. Peachtree Forms offer guaranteed compatibility with Peachtree software products, as well as reliability, convenience and a professional image. Peachtree Forms are produced and sold through strategic contractual partnerships with leading forms printers, such as John H. Harland Company and New England Business Service, Inc.

    PAYROLL TAX UPDATE SERVICES. Peachtree provides a tax update service for customers, updating payroll, accounts payable and fixed assets tax information in their Peachtree solutions. Particularly popular among customers using the payroll module, the tax service easily updates the software programs with federal, state and social security tax changes and changes in tax filing forms. This service offers substantial time savings and increased accuracy for small businesses that seek assistance in keeping up with frequently changing tax laws.

    ELECTRONIC COMMERCE. Peachtree offers PeachLink, combining a web site creation tool, web-hosting service and an on-line catalog with a secure Internet order-taking system that interfaces with Peachtree accounting products. Using PeachLink, a small business can quickly and easily create a multi-page business web site with on-line ordering capabilities. Orders placed on the Internet can be easily added as accounting transactions to several Peachtree products. PeachLink is typically bundled free of charge with Peachtree accounting products, and Peachtree shares in revenue generated by its web hosting partner, Harbinger Corporation. Peachtree offers various other electronic commerce products, including electronic bill payment and electronic banking.

    TRAINING AND EDUCATION. Peachtree offers a variety of training and educational products and services for customers and dealers. These products and services include locally offered Peachtree University courses at authorized training centers, courses at select CompUSA training facilities throughout the U.S., self-paced study guides and a monthly newsletter.

    TECHNICAL SERVICE AND SUPPORT. Peachtree offers a variety of free and fee-based support options including Internet-based service, fax response service, phone support for new customers, annual support plans offering blocks of prepaid phone support minutes, pay per minute phone support and flat-fee fax and e-mail support.

PRODUCT PLATFORMS AND TECHNOLOGY

    Peachtree employs two distinct architectural approaches in serving the needs of its customers: Peachtree Proprietary Architecture for products such as Peachtree Accounting and Peachtree 2000; and Peachtree Open Architecture for products such as Peachtree Office Accounting.

    PEACHTREE PROPRIETARY ARCHITECTURE

    Products based on Peachtree Proprietary Architecture, built for the Windows environment, provide high functionality while retaining ease of use, which suits the needs of small businesses from single user to those requiring peer-to-peer multi-user solutions. Peachtree Proprietary Architecture products provide a complete solution requiring no specialized customization and offer exceptional breadth and depth of features. Peachtree Proprietary Architecture includes:

    - RETAIL PRODUCTS. Retail products based on Peachtree Proprietary Architecture include Peachtree First Accounting, Peachtree Accounting, Peachtree Complete Accounting and Peachtree Complete Accounting Plus Time and Billing. These retail products share the same "look and feel" and allow for easy data migration. Peachtree has invested years of development effort to make this robust platform easier for customers to use. Written in Microsoft C and utilizing a Btrieve database engine, this 16-bit platform runs on Windows 3.x, Windows 95, Windows 98 and Windows NT. This platform is currently being ported to 32-bit to take advantage of new features in the Windows operating systems. Since the introduction in 1991 with Peachtree Accounting, products based on this platform have been sold to hundreds of thousands of small businesses and are the leading multi-user accounting family of products in the U.S. based on site installations.

    - PEACHTREE 2000. Written in Microsoft Visual Basic and utilizing a Btrieve database engine, Peachtree 2000 runs on Windows 3.x, Windows 95, Windows 98 and Windows NT. Peachtree 2000 has an established peer-to-peer network architecture that offers high transaction throughput and performance. Peachtree 2000 is offered in configurations of up to 25 concurrent users and is primarily targeted to Peachtree's DOS-based customers as a migration path to a Windows-based solution.

    PEACHTREE OPEN ARCHITECTURE

    Peachtree Open Architecture is a next-generation accounting platform that is designed to be the financial and accounting operating "backbone" of a small business. This architecture is scalable and will serve as Peachtree's entry into the Windows NT and client/server market. Unlike existing packaged accounting software, Peachtree Open Architecture allows customers to interface seamlessly with other business productivity applications. Customers can eliminate multiple databases with redundant information thereby increasing efficiency and accuracy in their business. Customers and third parties can tailor Peachtree Open Architecture products to suit their specific needs which creates an ideal platform for industry-specific solutions. Peachtree Office Accounting, released in May 1998, is the first product developed using this platform.

    Peachtree Open Architecture is a native 32-bit platform developed using Microsoft C++ with Microsoft Foundation Classes, Sybase SQL Anywhere database and Crystal Reports, which is an industry standard report writer. Peachtree Open Architecture supports Open Database Connectivity (ODBC) for data access and the Component Object Model (COM) for exchanging data with other applications, and is fully Internet-enabled through the integration of Microsoft's Internet Explorer for navigation and Internet access. Peachtree Open Architecture's use of object-oriented programming techniques and intelligent business objects allows third parties to access or create financial data without compromising security or data integrity. Future versions of the platform will embed Microsoft Visual Basic for Applications (VBA) for custom programming capabilities and integrate with Microsoft SQL Server for increased scalability and transaction throughput.

RESEARCH AND DEVELOPMENT

    The research and development organization, with approximately 100 highly skilled professionals, is focused on providing products that meet customer needs through a collaborative approach between the Product Management and Product Development groups. Peachtree employs a product development process which achieves high predictability and high repeatability on schedule and within budget. The Product Management group has overall product responsibility and solicits and incorporates customer feedback through product managers and business analysts. The Product Development group's software engineers, quality assurance experts, project managers and technical writers have overall responsibility for implementation, quality and timeliness of product releases.

    Peachtree's development process emphasizes up-front customer input and involvement through customer visits, ongoing customer research, customer generated enhancement requests and usability testing at an in-house lab and external facilities. Every release is designed to meet new customer needs, add new functionality for existing customers, gain competitive advantage and leverage advances in technology to benefit the customer. The development cycle for a major product release is approximately one year. In the past twelve months, Peachtree introduced the first product based on Peachtree Open Architecture and new versions of six existing products. Peachtree is currently developing upgrades to several of its existing products and creating its first product built specifically for the Windows NT and client/server environment.

MARKETING, SALES AND DISTRIBUTION

    Peachtree's products are widely available at thousands of retail stores nationwide. The retail channel provides broad visibility, easy access and low prices that are attractive to small businesses of various sizes. Peachtree markets product upgrades and aftermarket services directly to its customers through direct mail, telemarketing and increasingly through the Internet. Existing customers can choose to purchase Peachtree products through the retail channel or directly from Peachtree, by phone, fax, mail, or the Internet.

    MARKETING

    The Marketing Group is responsible for creating and executing Peachtree's positioning and communication strategy. Its responsibilities include public relations, marketing communications, market research, direct marketing programs and promotions, in-box merchandising and key influencers/ recommenders programs. Peachtree believes that these initiatives and programs increase the value of its existing customer base and results in higher product and brand awareness helping to stimulate new product sales and sales of aftermarket products and services.

    SALES AND DISTRIBUTION

    Peachtree currently sells its products and services through the retail channel and directly to its customers. Most of Peachtree's new product sales are made through the retail channel, while most sales of aftermarket products and services are made through direct sales.

    - RETAIL CHANNEL. Peachtree is a pioneer in the retail channel for financial and accounting software and has earned an excellent reputation within the industry during the last twenty years. Peachtree is marketed and merchandised in thousands of retail outlets in the U.S. that sell financial and accounting software. Peachtree's products are sold primarily to distributors, including Ingram Micro Inc., Merisel, Inc. and Tech Data Corporation. These distributors resell Peachtree's products to retail software outlets, computer superstores, office superstores and general mass merchandisers, including Office Depot, Office Max, Staples, Best Buy and CompUSA. To support the retail channel, area directors provide key reseller account management at the headquarters level. Peachtree's sales and management teams have strong, long-term relationships with the major retailers and distributors, including their senior management, merchandising managers and buyers.

    - DIRECT SALES. Peachtree's internal direct marketing and telemarketing groups generate significant revenue promoting and selling aftermarket products and services to Peachtree's customer base by direct mail, telemarketing and over the Internet. Peachtree invests significant resources in maintaining ongoing contact with its customers while providing them with important and timely information relating to tax, accounting and regulatory changes. Peachtree seeks increasing revenue and margins by expanding this customer base and by broadening and deepening the overall penetration of products and services to this base. In pursuit of this goal, Peachtree has recently expanded its investment in people, systems and infrastructure with a view to increasing sales of aftermarket products and services.

    - STRATEGIC PARTNERS. Peachtree is developing relationships with strategic partners to create leveraged distribution and marketing opportunities and to improve market penetration with Microsoft solutions providers and vertical solution providers. Peachtree Open Architecture is ideally positioned to work with Microsoft platforms, including Windows NT, Microsoft Office and SQL Server, enabling Peachtree to align itself closely with Microsoft's small business marketing initiatives. Peachtree Open Architecture's open design, flexibility and scalability will also enable (i) vertical solution providers to integrate their applications with core accounting functions to create attractively priced industry-specific solutions and (ii) Peachtree to leverage special sales and marketing opportunities with vertically oriented associations and influencers.

    - PEACHTREE SUPPORT CENTERS. Peachtree maintains relationships with approximately 80 independent businesses located throughout the country. These support centers generally provide Peachtree customers with various services, including technical support, training and on-site installation and service.

TECHNICAL SUPPORT

    Peachtree employs approximately 140 full-time professionals that provide technical support, training and education. The in-house staff is augmented during peak seasons to handle volume increases. Peachtree outsources niche services for increased quality and efficiency.

    Peachtree generates revenue from its technical and procedural support services to customers. Peachtree's fee-based support services include annual support plans offering blocks of prepaid phone support and flat-fee fax and e-mail support. Over 50,000 requests are handled in an average month with the number exceeding 80,000 during the peak season. Peachtree is currently developing and implementing Internet support and anticipates advances in this area over the next three to five years. The technical support group also provides customer service and sales assistance when needed.

PRODUCT ASSEMBLY, PRODUCTION AND DISTRIBUTION

    Peachtree primarily outsources its product assembly and production. The various components consisting of computer media, boxes, manuals and collateral materials are purchased directly, warehoused in Peachtree's Logistics Center located in Norcross, Georgia, then dispersed for assembly as needed. Finished goods are returned to the Peachtree Logistics Center where Peachtree performs distribution. Orders are generally processed within 24 hours.

COMPETITION

    Peachtree currently competes on the basis of the quality and value offered by its products and services, including ease of use, features, reliability, performance and price, the quality of its sales and marketing network and the quality of its service and technical support. Peachtree believes that it currently competes favorably overall with respect to these factors.

    Peachtree faces different competitors and potential competitors with respect to its different products and services. For example, Peachtree's packaged software products compete directly with those from Intuit Inc., which has the largest market share in the packaged financial and accounting software market.

    Various other companies are competitors or potential competitors in the financial and accounting software market, including ACCPAC International, Inc. (a subsidiary of Computer Associates International, Inc.), Clarus Corporation, Great Plains Software, Inc., M.Y.O.B. Inc., Platinum Software Corporation, The Sage Group PLC and Solomon Software, Inc. Competitors or potential competitors in the financial and accounting software market include a very large number of other national, regional and niche players, as well as manual and paper-based accounting systems, accounting professionals and "personal finance" software, such as Intuit's Quicken product.

    Peachtree's preprinted business forms compete with forms from a number of business forms companies, such as Deluxe Corporation, New England Business Service, Inc. and Moore Business Forms, Inc. Peachtree now sees increasing competition from direct mail check printers offering computer checks and from banks. Competition may be further increased by optical readers not requiring magnetic ink and the trend toward generic forms. Online bill payment services from a variety of companies may also offer a competitive alternative to printed checks. At present, Peachtree is experiencing increasing pricing pressures from printers of "generic" checks and forms and from various types of new technology. This trend could reduce revenue, profitability and/or margins in its forms business.

    As Peachtree expands into new markets, develops new marketing and distribution channels and introduces new products and services, it expects to encounter new or intensified competitive challenges. For example, Peachtree Open Architecture will enable Peachtree to: (1) offer product extensions customized to specific industry needs, (2) provide a technology platform that is comparable to Middle Market solutions and leverages Microsoft technologies such as Visual Basic for Applications (VBA), Component Object Model (COM), and Open Database Connectivity (ODBC) at a very attractive price, and (3) offer its own specialized applets, called EZ Add-ins, that extend product functionality. Products based on Peachtree Open Architecture are expected to generate sales and marketing opportunities with VAPs, VARs, vertically oriented associations and other third-party vendors. As such, initiatives based on Peachtree Open Architecture will likely bring Peachtree into competition with vendors of more sophisticated products and services more typical of the Middle Market than those traditionally available through the retail channel. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY RIGHTS AND LICENSES

    Peachtree regards certain features of its internal operations, software and documentation as its proprietary intellectual property and relies on a combination of copyright, trademark and trade secret laws, a mandatory software customer registration mechanism for certain products, confidentiality and nondisclosure agreements with its employees, licensing arrangements with its customers and limitations on access to and distribution of its proprietary information. Peachtree has no patents or patent applications pending. Peachtree has registered a number of U.S. copyrights. Nevertheless, Peachtree believes that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection are less significant to Peachtree's competitive position than factors such as the knowledge, ability and experience of Peachtree's employees, frequent product enhancements and the timeliness and quality of support services. Peachtree's basic policy is to file for protection of its basic trademarks and service marks in the United States. Currently, Peachtree has applied for or registered a number of U.S. trademarks. For most products, individual licenses are not negotiated, but Peachtree relies instead on "shrink-wrap" licenses that are not signed by licensees. These shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions. See "Risk Factors--Proprietary Technology; Third-Party Infringement Claims."

    Peachtree also relies on non-exclusive license agreements with Microsoft, Seagate Software, Inc., Sybase, Inc., IQ Software Corporation and others for technologies that are distributed with its products. Failure to retain any of these software licenses may result in delays or reductions in product shipments until alternative software could be identified, licensed or developed. The termination of any such licenses or the failure of any of these licensors adequately to maintain or update their products could delay the shipment of certain of Peachtree's products while Peachtree implemented alternative software. Replacement licenses could prove costly. In the future, Peachtree will often be forced to seek other third-party licenses relating to its products. Such licenses may not be available on commercially reasonable terms or at all.

EMPLOYEES

    As of November 30, 1998, Peachtree had a total of approximately 340 full-time and 70 part-time and temporary employees, all of whom are based in the United States. Of the total, approximately 100 are engaged in research and development, approximately 100 are engaged in marketing and sales, approximately 140 are engaged in technical support and training, and approximately 70 are engaged in administrative and operational functions. None of Peachtree's employees is represented by a labor union or is subject to a collective bargaining agreement. Peachtree has not experienced any work stoppages and considers its relations with its personnel to be good.

FACILITIES

    Peachtree currently occupies three facilities. Corporate headquarters is located at 1505 Pavilion Place, Norcross, Georgia 30093 and consists of approximately 58,000 square feet of office space under a lease expiring in September 1999. Peachtree has the right to renew the existing lease for an additional term of five years. Management is currently reviewing its options with respect to this facility.

    The Peachtree Logistics Center, located at 4366B Shackleford Road, Norcross, Georgia 30093, is a 30,987 square foot manufacturing, distribution and warehousing facility occupied under a lease expiring March 31, 2001.

    The third Peachtree location at 2349 Memorial Boulevard in Port Arthur, Texas 77640 comprises approximately 7,500 square feet of office space acquired in conjunction with the purchase of MICA Software.

LEGAL PROCEEDINGS

    From time to time, Peachtree is involved in litigation arising out of operations in the normal course of business. As of the date of this Prospectus, Peachtree is not a party to any legal proceedings the adverse outcome of which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Peachtree's business, financial condition and results of operations.

AVAILABLE INFORMATION

    Following the Offering, Peachtree will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Peachtree will file information electronically with the Commission. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the Commission's Internet site is http://www.sec.gov.

    Peachtree has filed with the Commission a registration statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, relating to the Offering and the shares of Common Stock that will be issued in connection with the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto filed by Peachtree with the Commission, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                   MANAGEMENT

THE BOARD OF DIRECTORS

    Peachtree's Charter and By-laws are expected initially to require the number of directors on the Board of Directors to be not less than two nor more than fifteen (as fixed from time to time by resolution of a majority of the Board of Directors) and require the division of the Board of Directors into three separate classes with staggered terms of three years each. Two Class II Directors with terms expiring in 2000 and one Class III Director with a term expiring in 2001 are expected to be elected to the Board of Directors prior to the Offering.

    As of the date of this Prospectus, the following individuals are directors of Peachtree:

                                                                                                 WILL SERVE AS
                                                                                                       A
                                  NAME, PRINCIPAL OCCUPATION                                       DIRECTOR
                                   AND BUSINESS EXPERIENCE                                         BEGINNING         AGE
----------------------------------------------------------------------------------------------  ---------------      ---
CLASS I DIRECTORS WITH TERMS EXPIRING IN 2002:

Gary C. Butler................................................................................          1998             51

  Mr. Butler is Chairman of the Board of Directors of Peachtree. Mr. Butler has been the
  President and Chief Operating Officer of ADP since April 1998. Prior thereto, he was Group
  President of ADP's Employee Services Group since January 1995. Prior to that he had been
  Group President of ADP's Dealer Services Group for more than five years. He has served on
  ADP's Board of Directors continuously since 1996.

Ronald F. Verni...............................................................................          1998             50

  Mr. Verni has served as Peachtree's President and Chief Executive Officer since July 1996.
  Prior to that, he was Vice President of Marketing, Sales and Product Management. From April
  1989 to June 1994 Mr. Verni was with New England Business Service, Inc. and served in a number of capacities including President of NEBS Software, Inc., Vice President-General
  Manager of the Computer Forms and Software division and corporate director. From 1984 to
  1988 Mr. Verni was General Manager of the ASTEC Software division of Micros Systems, Inc.
  From 1980 to 1984 Mr. Verni was President and Chief Executive Officer of ASTEC, Inc., a
  vertical market software company that he founded and subsequently sold to Micros Systems,
  Inc. Mr. Verni has a Bachelor of Science from Clarkson University.

BOARD COMMITTEES

    The Board of Directors will initially have two committees: an Audit Committee and a Compensation Committee.

    The Audit Committee will consist of two directors who are not employees of Peachtree ("Independent Directors"). The Audit Committee will be responsible for making recommendations concerning the engagement of independent auditors, reviewing with the independent auditors the plans and results of the audit engagement, approving professional services provided by the independent auditors, reviewing the independence of the independent auditors, considering the range of audit and non-audit fees and reviewing the adequacy of Peachtree's internal accounting controls.

    The Compensation Committee will also consist of two Independent Directors. The Compensation Committee will be responsible for the determination of compensation of Peachtree's executive officers and the administration of Peachtree's employee incentive plans.

    The entire Board of Directors of Peachtree will act as the nominating committee for directors of Peachtree and will consider nominations by stockholders for directors. The Board of Directors would be pleased to receive suggestions from stockholders about persons it should consider as possible members of the Board of Directors. Any such suggestion should be mailed to the
Secretary of Peachtree by   -  .

COMPENSATION OF DIRECTORS

    Independent Directors of Peachtree will be paid an annual fee of $5,000. In addition, each Independent Director will be paid $500 for attendance at each meeting of the Board and $1,000 annually for service as a member of a committee of the Board. Directors who are employees of Peachtree will not receive any fees for their service on the Board or a committee thereof. Peachtree will reimburse directors for their out-of-pocket expenses in connection with their service on the Board. Non-employee directors will be granted options pursuant to the Directors Plan (as defined). See "Stock Option Plan for Directors."

STOCK OPTION PLAN FOR DIRECTORS

    PURPOSES. The purposes of the Peachtree Software, Inc. Stock Option Plan for Non-Employee Directors (the "Directors Plan") is to secure for Peachtree the benefits of the additional incentive inherent in the ownership of Company Common Stock by non-employee directors of Peachtree and to help Peachtree secure and retain the services of such non-employee directors. Only directors of Peachtree who are not employees of Peachtree may participate in the Directors Plan ("Eligible Directors").

    ADMINISTRATION/ELIGIBLE PARTICIPANTS. The Directors Plan is intended to be a largely self-governing formula plan. The Directors Plan requires minimal discretionary action by any administrative body with regard to any transaction under the Plan, other than certain discretionary awards which may be made by the Board of Directors to eligible directors of Peachtree. To the extent that questions of administration arise under the Directors Plan, they shall be resolved by the Board of Directors and the Board of Directors shall have authority to interpret the Directors Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary and advisable for its administration.

    NUMBER OF SHARES AUTHORIZED UNDER THE DIRECTORS PLAN. A maximum of - shares of Common Stock may be made subject to options granted under the Directors Plan, of which - shares may be granted at the discretion of the Board of Directors ("Discretionary Options").

    TERMS AND CONDITIONS OF AWARDS UNDER THE DIRECTORS PLAN. The Directors Plan provides for the nondiscretionary grant of options to Eligible Directors (i) with respect to - shares of Common Stock ("Initial Options") to each Eligible Director when such person first becomes an Eligible Director, (ii) with respect to - shares of Common Stock ("Special Options") on the effective date of the Directors Plan to each Eligible Director who had not previously been awarded any options to acquire Common Stock under any other plan, program or agreement with Peachtree and (iii) with respect to - shares of Common Stock ("Annual Options") on February 1 of each year, beginning February 1, 2000.

    Directors Options are granted at a purchase price equal to the Fair Market Value (as defined in the Directors Plan) of Common Stock subject to such Options on the date of grant. Initial and Special Options vest in one-third increments on each of the first, second and third anniversaries of the date of grant, provided that the Eligible Director is in the service of Peachtree as a director on such date. Annual Options vest in full on the first anniversary of the date of grant, provided that the Eligible Director is in the service of Peachtree as a director on such date. Discretionary Options are subject to such vesting conditions as may be established by the Board of Directors and provided in the award agreement evidencing the award of such options.

    The unexercised portion of any option granted under the Directors Plan shall automatically terminate on the earlier of (i) the expiration of ten years from the date on which such option was granted or (ii) the expiration of one year from the date of termination of the Eligible Director's service with Peachtree.

    TRANSFERABILITY. No option granted under the Directors Plan or any right evidenced thereby shall be transferable in any manner other than by will or the laws of descent and distribution, and, during the lifetime of an Eligible Director, only the Eligible Director (or the Eligible Directors' court-appointed legal representative) may exercise an option granted under the Directors Plan.

EXECUTIVE OFFICERS

    The following table sets forth the name, age, expected title and business experience for each person who is expected to serve as an executive officer of Peachtree. For information concerning the business experience of Ronald F. Verni, who is a member of the Board of Directors, see "The Board of Directors."

                        NAME                               AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

Ronald F. Verni......................................          50   President, Chief Executive Officer and Director

Douglas G. Meyer.....................................          33   Executive Vice President, Business Operations and
                                                                    Secretary

Janet M. Van Pelt....................................          34   Senior Vice President, Treasurer and Chief Financial
                                                                    Officer

James B. Ducker......................................          42   Senior Vice President of Marketing

John J. Vasil........................................          52   Senior Vice President of Sales

    Douglas G. Meyer has served as Peachtree's Executive Vice President, Business Operations since June 1998 and is Peachtree's Secretary. He has responsibility for Research and Development, Product Management, Technical Support and New Initiatives. From June 1996 to May 1998, Mr. Meyer served as Vice President, Product Management of Peachtree. From September 1991 to June 1996, Mr. Meyer served in a variety of Product Management and Marketing roles for Peachtree. From June 1990 to September 1991, Mr. Meyer served as a Product Manager for NCR Corporation, responsible for point-of-sale solutions targeted to the restaurant and mass merchandise retail industries. Mr. Meyer earned a Master of Science in Management from the Georgia Institute of Technology and a Bachelor of Science in Engineering from the University of Central Florida.

    Janet M. Van Pelt has served as Peachtree's Senior Vice President and Chief Financial Officer since joining Peachtree in February of 1998 and is Peachtree's Treasurer. From November 1997 to January 1998, Ms. Van Pelt served as Senior Vice President, Mergers and Acquisitions for The Hartsfield Group, Inc., an investment banking firm. From October 1994 to January 1997, Ms. Van Pelt served as Chief Financial Officer and Vice President of Operations of MicroHelp, Incorporated, a software company. Prior to that, Ms. Van Pelt served as Divisional Controller for Lotus Development Corporation after its acquisition of Samna Corporation, a publicly-traded software company of which Ms. Van Pelt had been the Corporate Controller. Ms. Van Pelt is a Certified Public Accountant and has a Master of Business Administration in Finance from Georgia State University.

    James B. Ducker has served as Senior Vice President of Marketing for Peachtree since joining Peachtree in October 1996. From December 1994 to September 1996, Mr. Ducker was President of The

Marketing Partners, a marketing services company. From 1980 to 1994, Mr. Ducker held numerous positions, including Vice President of Marketing, at Hunt Wesson Foods, where he managed such brands as Healthy Choice Soup, LaChoy Chinese Food, Hunt's Ketchup, and Orville Redenbacher's Popcorn, among others. Mr. Ducker earned a Master of Business Administration from Harvard University and a Bachelor of Arts degree in Economics from Michigan State University.

    John J. Vasil has served as Peachtree's Senior Vice President of Sales since July 1996. Mr. Vasil has responsibility for retail channel sales, inbound and outbound telemarketing and sales processing. Mr. Vasil joined Peachtree from NEBS Software, Inc., where he was Vice President of Sales from 1993 to 1996. From 1991 to 1993, Mr. Vasil was the Eastern Area Director for the Desktop Systems Group at Novell, Inc. From 1988 to 1991, Mr. Vasil was National Sales Manager at Applix, Inc. Mr. Vasil earned a Bachelor of Science degree from Wayne State University.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In fiscal 1998, Peachtree did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation of executive officers of Peachtree were made by ADP. See "Board Committees."

EXECUTIVE COMPENSATION

    Following the Offering, the executive officers and all other employees of Peachtree will be employed solely by Peachtree. See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and "Relationship with ADP." The following table sets forth the compensation that was paid by Peachtree or ADP during the fiscal year ending on June 27, 1998 with respect to the Chief Executive Officer and the four most highly compensated executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL COMPENSATION       LONG-TERM COMPENSATION
                                                                ---------------------  ------------------------------

                                                                                        NUMBER OF
                                                                                       SECURITIES
                                                      YEAR                             UNDERLYING
                    NAME AND                          ENDED                              OPTIONS        ALL OTHER
               PRINCIPAL POSITION                   JUNE 27,      SALARY      BONUS    GRANTED(1)    COMPENSATION(2)
-------------------------------------------------  -----------  ----------  ---------  -----------  -----------------

Ronald F. Verni..................................        1998   $  187,308  $  47,000      10,000       $   4,500
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Douglas G. Meyer.................................        1998   $  120,965  $  30,000       4,800              --
EXECUTIVE VICE PRESIDENT, BUSINESS OPERATIONS AND
  SECRETARY

Janet M. Van Pelt................................        1998   $  150,000  $  15,000      10,000       $   3,300
SENIOR VICE PRESIDENT, TREASURER AND CHIEF
  FINANCIAL OFFICER

James B. Ducker..................................        1998   $  148,727  $  28,000       6,000       $   3,300
SENIOR VICE PRESIDENT OF MARKETING

John J. Vasil....................................        1998   $  107,308  $  92,766       4,000              --
SENIOR VICE PRESIDENT OF SALES

------------------------

(1) Represents options to purchase ADP common stock.

(2) Includes auto allowance.

ADP STOCK OPTION GRANTS

    The following table sets forth certain information regarding to the options with respect to ADP common stock granted to the Named Executive Officers during the fiscal year ending on June 27, 1998.

                   OPTION GRANTS FROM ADP IN LAST FISCAL YEAR

                                                               PERCENTAGE OF
                                                                   TOTAL
                                                                  OPTIONS
                                                   NUMBER OF      GRANTED
                                                  SECURITIES   TO EMPLOYEES
                                                  UNDERLYING     IN FISCAL
                                                    OPTIONS        YEAR        EXERCISE
                                                    GRANTED        1998          PRICE      EXPIRATION   GRANT DATE
NAME                                                  (1)           (%)        ($/SHARE)       DATE       VALUE(2)
------------------------------------------------  -----------  -------------  -----------  ------------  -----------

Ronald F. Verni.................................      10,000             *     $   27.31     11/11/2007   $  69,429

Douglas G. Meyer................................       4,800             *     $   27.31     11/11/2007   $  33,326

Janet M. Van Pelt...............................      10,000             *     $   32.03     05/18/2008   $  82,950

James B. Ducker.................................       6,000             *     $   27.31     11/11/2007   $  41,658

John J. Vasil...................................       4,000             *     $   27.31     11/11/2007   $  27,772

------------------------

*   Less than 1%.

(1) All options were granted pursuant to ADP's the 1990 incentive stock plan. The options were granted at an exercise price equal to the fair market value of the ADP common stock on the date of grant. The options were granted for terms of ten years, and vest during periods of five years subsequent to the date of the grant.

(2) The grant date values were calculated on the basis of the Black-Scholes option pricing model. Options were assumed to be exercised 6.2 years after the date of the grant, based on historical experience. A risk-free interest rate of 5.91%, stock price volatility of 15.56% and the dividend yield of 1.03% were used in the calculations for the option grants to Verni, Meyer, Ducker and Vasil. A risk-free interest rate of 5.67%, stock price volatility of 17.35% and the dividend yield of 1.01% were used in the calculations for the option grant to Van Pelt. A discount factor of 0.9135 was applied to the calculated values to reflect the risk of forfeiture during the option term. The actual value of the options will depend on the market value of the ADP common stock on the date the options are exercised. No realization of value from the options is possible without an increase in the price of the ADP common stock.

ADP OPTION EXERCISES AND YEAR-END VALUE TABLE

       AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR ENDED JUNE 27, 1998
                       OPTION VALUES AS OF JUNE 27, 1998

    The following table sets forth certain information concerning option exercises relating to ADP stock options and common stock during the last fiscal year by the Named Executive Officers and unexercised options held by such officers at the end of the last fiscal year.

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                                       OPTIONS                IN-THE-MONEY OPTIONS
                            SHARES ACQUIRED       VALUE                   #                            $                  YEAR
        NAME AND              ON EXERCISE       REALIZED     ----------------------------  --------------------------     ENDED
   PRINCIPAL POSITION              #                $         EXERCISABLE   UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE   JUNE 27,
-------------------------  -----------------  -------------  -------------  -------------  -----------  -------------  -----------

Ronald F. Verni..........          9,600        $ 124,788          2,000         32,400     $  34,380     $ 561,388          1998
PRESIDENT AND CHIEF
  EXECUTIVE OFFICER

Douglas G. Meyer.........             --               --          7,600         12,320     $ 176,939     $ 195,823          1998
EXECUTIVE VICE PRESIDENT,
  BUSINESS OPERATIONS AND
  SECRETARY

Janet M. Van Pelt........             --               --              0         10,000             0     $  31,563          1998
SENIOR VICE PRESIDENT,
  TREASURER AND CHIEF
  FINANCIAL OFFICER

James B. Ducker..........             --               --          4,000         22,000     $  61,135     $ 299,320          1998
SENIOR VICE PRESIDENT OF
  MARKETING

John J. Vasil............             --               --          1,200          8,800     $  18,341     $ 109,882          1998
SENIOR VICE PRESIDENT OF
  SALES

PEACHTREE LONG-TERM INCENTIVE PLAN

    PURPOSES. The purposes of the Peachtree Software, Inc. 1998 Long-Term Incentive Plan (the "LTIP") are to promote the interests of Peachtree and its stockholders by (1) attracting and retaining exceptional officers and other key employees of the Company and its subsidiaries; (2) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (3) enabling such individuals to participate in the long-term growth and financial success of Peachtree.

    ADMINISTRATION/ELIGIBLE PARTICIPANTS. The LTIP is administered by a committee (the "LTIP Committee") which shall either be the Board or a committee of two or more members of the Board designated by the Board to administer the LTIP, each of whom is expected, but not required, to be a "Non-Employee Director" (within the meaning of Rule 16b-3 promulgated under the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code (the "Code")) to the extent Rule 16b-3 and Section 162(m) of the Code, respectively, are applicable to Peachtree and the LTIP. However, the mere fact that a LTIP Committee member shall fail to qualify as a Non-Employee Director or outside director will not invalidate any award made by the LTIP Committee which award is otherwise validly made under the LTIP.

    Any officer or other key employee of Peachtree or any of its subsidiaries who is not a member of the LTIP Committee shall be eligible to be designated a participant under the LTIP.

    As of December 31, 1998, Peachtree and its subsidiaries had
approximately  -  officers and   -  key employees, each of whom is eligible to
be granted awards by the LTIP Committee under the LTIP. The LTIP Committee has the sole and complete authority to determine the participants to whom awards shall be granted under the LTIP. However, the LTIP Committee may delegate to one or more officers of Peachtree the authority to grant awards to participants who are not officers or directors of Peachtree subject to Section 16 of the Exchange Act, or "covered employees" within the meaning of Section 162(m) of the Code.

    NUMBER OF SHARES AUTHORIZED UNDER THE LTIP. The LTIP authorizes the grant of awards to participants with respect to a maximum of - shares of Common Stock ("Shares"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of (1) nonqualified stock options; (2) stock options intended to qualify as incentive stock options under section 422 of the Code; (3) stock appreciation rights; (4) restricted stock and/or restricted stock units; (5) performance awards and (6) other stock based awards; PROVIDED that the maximum number of Shares with respect to which stock options and stock appreciation rights may be granted to any participant in the LTIP in any calendar year may not exceed - and the maximum number of Shares which may be paid to a participant in the LTIP in connection with the settlement of any award(s) designated as a "Performance Compensation Award" (as defined below) in respect of a single performance period shall be - or, in the event such Performance Compensation Award is paid in cash, the equivalent cash value thereof. If, after the effective date of the LTIP, any Shares covered by an award granted under the LTIP, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the Shares covered by such award shall again be, or shall become, Shares with respect to which awards may be granted under the LTIP.

    SUBSTITUTE AWARDS. Awards may be made under the LTIP in assumption of, or in substitution for, outstanding awards previously granted by Peachtree or its affiliates or a company acquired by Peachtree or with which Peachtree combines. The number of shares underlying any such assumed or substitute awards shall be counted against the aggregate number of Shares which are available for grant under awards made under the LTIP.

    TERMS AND CONDITIONS OF AWARDS UNDER THE LTIP. Non-qualified and incentive stock options granted under the LTIP shall be subject to such terms, including exercise price and the conditions and timing of exercise, as may be determined by the LTIP Committee and specified in the applicable award agreement or thereafter; PROVIDED that stock options which are intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by Section 422 of the Code. Payment in respect of the exercise of an option granted under the LTIP may be made in cash, or its equivalent (or, if so determined by the LTIP Committee, with the proceeds of a loan advanced by Peachtree for the purposes of paying the exercise price), or, if and to the extent permitted by the LTIP Committee, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least 6 months) or, subject to such rules as may be established by the LTIP Committee, through delivery of irrevocable instructions to a broker to sell the Shares being acquired upon exercise of the option and to deliver promptly to Peachtree an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such Shares so tendered to Peachtree as of the date of such tender is at least equal to the aggregate exercise price of the option.

    Stock appreciation rights granted under the LTIP shall be subject to such terms, including grant price and the conditions and limitations applicable to exercise thereof, as may be determined by the LTIP Committee and specified in the applicable award agreement or thereafter. Stock appreciation rights may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. A stock appreciation right shall entitle the participant to receive an amount equal to the excess of the fair market value of a Share on the date of exercise of the stock appreciation right over the grant price thereof. The LTIP Committee shall determine whether a stock appreciation right shall be settled in cash, Shares or a combination of cash and Shares.

    Restricted stock and restricted stock units granted under the LTIP shall be subject to such terms and conditions including, without limitation, the duration of the period during which, and the conditions, if any, under which, the restricted stock and restricted stock units may be forfeited to Peachtree, as may be determined by the LTIP Committee. Each restricted stock unit shall have a value equal to the fair market value of a Share. Restricted stock units shall be paid in cash, Shares, other securities or other property, as determined by of the LTIP Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable award agreement. Dividends paid on any Shares of restricted stock may be paid directly to the participant, withheld by Peachtree subject to vesting of the restricted shares, or may be reinvested in additional Shares of restricted stock or in additional restricted stock units, as determined by the LTIP Committee.

    Performance awards granted under the LTIP shall consist of a right which is denominated in cash or Shares, valued, as determined by the LTIP Committee, in accordance with the achievement of such performance goals during such performance periods as the LTIP Committee shall establish, and payable at such time and in such form as the LTIP Committee shall determine. Subject to the terms of the LTIP and any applicable award agreement, the LTIP Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the LTIP Committee, on a deferred basis.

    In addition to the foregoing types of awards the LTIP Committee shall have authority to grant to participants an "other stock-based award", which shall consist of any right which is not a stock option, stock appreciation right, restricted stock or restricted unit award or performance award and an award of Shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the LTIP Committee to be consistent with the purposes of the LTIP; PROVIDED that any such rights must comply, to the extent deemed desirable by the LTIP Committee, with Rule 16b-3 and applicable law. Subject to the terms of the LTIP and any applicable award agreement, the LTIP Committee shall determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under the LTIP.

    In addition, in the sole and complete discretion of the LTIP Committee, an award, whether made as an other stock-based award or as any other type of award issuable under the LTIP, may provide the participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis.

    In addition to the foregoing, the LTIP Committee shall have the discretion to designate any award as a "Performance Compensation Award." While awards in the form of stock options and stock appreciation rights are intended to qualify as "performance-based compensation" under Section 162(m) of the Code provided that the exercise price or grant price, as the case may be, is established by the Committee to be equal to the fair market value per Share as of the date of grant, this form of award enables the LTIP Committee to treat certain other awards under the LTIP as "performance-based compensation" and thus preserve deductibility by Peachtree for Federal income tax purposes of such awards which are made to individuals who are "covered employees" as defined in Section 162(m) of the Code.

    Each Performance Compensation Award shall be payable only upon achievement over a specified performance period of a duration of at least one year of a pre-established objective performance goal established by the LTIP Committee for such period. The LTIP Committee may designate one or more performance criteria for purposes of establishing a performance goal with respect to Performance Compensation Awards made under the LTIP. The performance criteria that will be used to establish such performance goals will be based on attainment of specific levels of performance of Peachtree (or a subsidiary, affiliate, division or operational unit of Peachtree) and will be limited to the following: return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, profit margin, earnings per Share, net earnings, operating earnings, price per Share, sales or market share.

    With regard to a particular performance period, the LTIP Committee shall have the discretion, subject to the LTIP's terms, to select the length of the performance period, the type(s) of Performance Compensation Award(s) to be issued, the performance goals that will be used to measure performance for the period and the performance formula that will be used to determine what portion, if any, of the Performance Compensation Award has been earned for the period. Such discretion shall be exercised by the LTIP Committee in writing no later than 90 days after the commencement of the performance period and performance for the period shall be measured and certified by the LTIP Committee upon the period's close. In determining entitlement to payment in respect of a Performance Compensation Award, the LTIP Committee may through use of negative discretion reduce or eliminate such award, provided such discretion is permitted under Section 162(m) of the Code.

    TRANSFERABILITY. Each award, and each right under any award, shall be exercisable only by the participant during the participant's lifetime, or, if permissible under applicable law, by the participant's guardian or legal representative and, except as otherwise provided in an applicable award agreement, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against Peachtree or any affiliate; PROVIDED that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Notwithstanding the foregoing, the LTIP Committee has the discretion under the LTIP to provide that options granted under the LTIP that are not intended to qualify as incentive stock options may be transferred without consideration to certain family members or trusts, partnerships or limited liability companies whose only beneficiaries or partners are the original grantee and/or such family members.

    AMENDMENT TO STOCK PLAN. The Board may amend, alter, suspend, discontinue, or terminate the LTIP or any portion thereof at any time; PROVIDED that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the LTIP and no such action that would adversely affect the rights of any participant with respect to awards previously granted under the LTIP shall not to that extent be effective without the participant's consent.

    FEDERAL INCOME TAX CONSEQUENCES RELATING TO STOCK OPTIONS. The following summary of the Federal income tax consequences of the grant and exercise of nonqualified and incentive stock options awarded under the LTIP, and the disposition of Shares purchased pursuant to the exercise of such stock options, is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address state and local tax considerations.

    No income will be realized by an optionee upon grant of a nonqualified stock option. Upon exercise of a nonqualified stock option, the optionee will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying stock over the option exercise price (the "Spread") at the time of exercise. The Spread will be deductible by Peachtree for federal income tax purposes subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code of compensation paid to executives designated in those sections. The optionee's tax basis in the underlying shares acquired by exercise of a nonqualified stock option will equal the exercise price plus the amount taxable as compensation to the optionee. Upon sale of the shares received by the optionee upon exercise of the nonqualified stock option, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period. The optionee's holding period for shares acquired pursuant to the exercise of a nonqualified stock option will begin on the date of exercise of such option.

    Pursuant to currently applicable rules under Section 16(b) of the Exchange Act, the grant of an option (and not its exercise) to a person who is subject to the reporting and short-swing profit provisions under Section 16 of the Exchange Act (a "Section 16 Person") begins the six-month period of potential short-swing liability. The taxable event for the exercise of an option that has been outstanding at least six months ordinarily will be the date of exercise. If an option is exercised by a Section 16 Person within six months after the date of grant, however, taxation ordinarily will be deferred until the date which is six months after the date of grant, unless the person has filed a timely election pursuant to Section 83(b) of the Code to be taxed on the date of exercise. Pursuant to a recent amendment to the rules under Section 16(b) of the Exchange Act, the six-month period of potential short-swing liability may be eliminated if the option grant is approved in advance by Peachtree's Board of Directors (or a committee composed solely of two or more non-employee directors) or approved in advance, or subsequently ratified by Peachtree's stockholders no later than the next annual meeting of stockholders. Consequently, the taxable event for the exercise of an option that satisfies either of the conditions described above will be the date of exercise.

    The payment by an optionee of the exercise price, in full or in part, with previously acquired Shares will not affect the tax treatment of the exercise described above. No gain or loss generally will be recognized by the optionee upon the surrender of the previously acquired Shares to Peachtree, and Shares received by the optionee, equal in number to the previously surrendered Shares, will have the same tax basis as the Shares surrendered to Peachtree and will have a holding period that includes the holding period of the Shares surrendered. The value of Shares received by the optionee in excess of the number of Shares surrendered to Peachtree will be taxable to the optionee. Such additional Shares will have a tax basis equal to the fair market value of such additional Shares as of the date ordinary income is recognized, and will have a holding period that begins on the date ordinary income is recognized.

    The Code requires that, for incentive stock option treatment, Shares acquired through exercise of an incentive stock option cannot be disposed of before two years from the date of grant and one year from the date of exercise. Incentive stock option holders will generally incur no federal income tax liability at the time of grant or upon exercise of such options. However, the Spread will be an "item of tax preference" which may give rise to "alternative minimum tax" liability at the time of exercise. If the optionee does not dispose of the Shares before two years from the date of grant and one year from the date of exercise, the difference between the exercise price and the amount realized upon disposition of the Shares will constitute long-term capital gain or loss, as the case may be. Assuming both the holding periods are satisfied, no deduction will be allowable to Peachtree for federal income tax purposes in connection with the grant or exercise of the option. If, within two years of the date of grant or within one year from the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of such Shares, the optionee will generally realize ordinary taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the stock on the date of initial exercise or the amount realized on the subsequent disposition, and such amount will generally be deductible by Peachtree for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those sections.

ANTICIPATED STOCK OPTION GRANTS

    In connection with the Offering, Peachtree expects to make grants of stock options to executive officers, non-employee directors and certain other employees of Peachtree. See "Long-Term Incentive Plan" and "Stock Option Plan for Directors." The exercise price of such options is expected to be the public offering price of the Common Stock set forth on the cover page of this Prospectus. The following table sets forth the number of shares of Common Stock underlying options that are expected to be granted to each of the executive officers of Peachtree, the executive officers of Peachtree as a group, the non-employee directors of Peachtree as a group and all employees of Peachtree as a group other than the executive officers of Peachtree.

                                                                                                   ANTICIPATED
                                                                                                 NUMBER OF SHARES
NAME AND POSITION                                                                               UNDERLYING OPTIONS
----------------------------------------------------------------------------------------------  ------------------
Ronald F. Verni...............................................................................
  PRESIDENT AND CHIEF EXECUTIVE OFFICER

Douglas G. Meyer..............................................................................
  EXECUTIVE VICE PRESIDENT, BUSINESS OPERATIONS AND SECRETARY

Janet M. Van Pelt.............................................................................
  SENIOR VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER

James B. Ducker...............................................................................
  SENIOR VICE PRESIDENT OF MARKETING

John J. Vasil.................................................................................
  SENIOR VICE PRESIDENT OF SALES

Executive Officer Group.......................................................................

Non-Employee Director Group...................................................................

Non-Executive Employee Group..................................................................

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
  ARRANGEMENTS

    CONTINUATION AGREEMENTS

    In connection with the Offering, ADP and Peachtree have entered into agreements (each, a "Continuation Agreement") with various officers and employees of Peachtree, including each of Mr. Verni, Mr. Meyer, Ms. Van Pelt, Mr. Ducker and Mr. Vasil, relating to their continued employment with Peachtree through and following the consummation of a sale of Peachtree in the Offering or otherwise. A copy of the form of Continuation Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Pursuant to the Continuation Agreements, such officers and employees of Peachtree have agreed to perform their existing duties for Peachtree and to assist Peachtree in consummating a sale transaction, and Peachtree has agreed that, until the later of October 13, 1999 (one year from the date of the agreement) and the date of such sale transaction, Peachtree will not terminate their employment without cause (as defined).

    Pursuant to the Continuation Agreements, Peachtree has agreed that prior to the consummation of the Offering, Peachtree will enter into an employment agreement with the officer or employee providing for continued employment with Peachtree in the Atlanta Metropolitan Statistical Area in the same or substantially the same position with substantially similar duties for a period of no less than one year following consummation of the Offering. The terms and conditions of such employment agreement will be substantially similar to the officer's or employee's current terms of employment.

    The Continuation Agreements provide for severance arrangements upon termination by Peachtree of the officer's or employee's employment in connection with the Offering as follows:

    If Peachtree terminates the officer's or employee's employment during the one-year period following the closing date of the Offering without cause (as defined in the Continuation Agreement), Peachtree will pay to the officer or employee, in addition to any other benefits (other than severance) to which the officer or employee is entitled, an amount equal to the salary that would have been payable to the officer or employee for the one-year period following the date of such termination. All such payments are required to be made in equal installments payable when the officer's or employee's salary would otherwise have been paid. In addition, any such payments are expressly conditioned upon the execution by such officer or employee of a general release in favor of Peachtree and its affiliates.

    The Continuation Agreements provide for the payment by Peachtree of such officer's or employee's target bonus immediately following the consummation of the Offering and for the grant of stock options to acquire shares of Common Stock for an exercise price equal to the price of the Common Stock in the Offering. See "Anticipated Stock Option Grants." The Continuation Agreements also provide, under certain circumstances, for vesting in connection with the Offering of existing ADP stock options held by such officer or employee.

    EMPLOYMENT AGREEMENTS

    Pursuant to the Continuation Agreements, in connection with the Offering Peachtree has entered into employment agreements (each, an "Employment Agreement") with Mr. Verni, Mr. Meyer, Ms. Van Pelt, Mr. Ducker and Mr. Vasil
(each, an "Executive") which will expire on   -  , 2000.

    Pursuant to the Employment Agreements, each Executive will serve in the office(s) set forth next to such Executive's name under the caption "Executive Officers" with an annual base salary of $ - , in the case of Mr. Verni, $ - , in the case of Mr. Meyer, $ - , in the case of Ms. Van Pelt, $ - , in the case of Mr. Ducker, and $ - , in the case of Mr. Vasil.

    Pursuant to the Employment Agreements, each Executive will be eligible to
receive an annual bonus of   -  % of base salary, in the case of Mr. Verni,
  -  % of base salary, in the case of Mr. Meyer,   -  % of base salary, in the
case of Ms. Van Pelt,   -  % of base salary, in the case of Mr. Ducker, and
  - % of base salary, in the case of Mr. Vasil, in each case upon the attainment of an annual target (the "Target") by Peachtree. Mr. Verni's Target will be established annually by the Board of Directors within the first three months of the fiscal year to which the Target applies. In addition, each Executive will be granted stock options as set forth under the caption "Anticipated Stock Option Grants."

    Pursuant to the Employment Agreements, if Peachtree terminates an Executive's employment without "Cause" (as defined in the Employment Agreement), such Executive shall continue to receive base salary and the annual bonus that would have been payable upon achievement of the Target (the "Target Bonus") through the expiration date of such Executive's Employment Agreement, determined as if such termination had not occurred.

    The Employment Agreements also provide that an Executive may not compete with the business of Peachtree or solicit Peachtree's employees or consultants during the term of the Employment Agreement and during the one-year term following the earlier of the expiration of the Employment Agreement or the date such Executive ceases to be employed by Peachtree.

                       PRINCIPAL AND SELLING STOCKHOLDER

    No present or future officer or director of Peachtree currently owns any shares of Common Stock, all of which are currently owned by ADP. Upon
consummation of the Offering, ADP will own approximately   -  % of the Common
Stock ( - % if the Underwriters' over-allotment option is exercised in full). For a description of certain agreements that will be entered into between Peachtree and ADP in connection with the Offering, see "Relationship with ADP." ADP and its subsidiaries are engaged in the computing services business. The principal executive offices of ADP are located at One ADP Boulevard, Roseland, NJ 07068.

    Other than as described above, Peachtree is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock following the Offering. See "Management--Anticipated Stock Option Grants."

                             RELATIONSHIP WITH ADP

    Immediately prior to the Offering, ADP will be the sole stockholder of Peachtree. After the Offering, ADP may not have a controlling interest in Peachtree, but through its ownership of shares of Common Stock, ADP will have substantial voting power in elections of directors. As such, ADP will be in a position to influence various matters of significance to Peachtree and its stockholders. Such matters could include the following: engaging in mergers or other business combinations, acquiring or disposing of assets or investments, issuing capital stock or other securities, incurring debt and paying dividends. See "Risk Factors--Relationship with ADP; Potential Conflicts of Interest."

    Since the acquisition of Peachtree by ADP, Peachtree has not had direct third-party indebtedness, and has relied instead on internally generated funds and funds provided by ADP to finance its operations. Following the Offering, however, ADP will not be obligated, and has advised Peachtree that it does not intend, to provide working capital or other funds to Peachtree. Peachtree will receive certain net cash proceeds of its sale of shares in the Offering and will receive a cash payment from ADP in connection with the cancellation of an intercompany receivable. Following the Offering, Peachtree may enter into a revolving credit facility with a bank or other financial institution. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Financial Resources."

INTERCOMPANY AGREEMENT

    In connection with the Offering, ADP and Peachtree intend to enter into various agreements and transactions (the "Separation") which are intended to separate the business of Peachtree from the other operations of ADP and its subsidiaries other than Peachtree (the "ADP Group"). The Separation will establish Peachtree as a stand-alone entity with objectives separate from those of ADP. The Separation will be substantially completed by the closing date of the Offering. The Separation and the transactions being undertaken in connection therewith will be effected in accordance with an Intercompany Agreement between Peachtree and ADP (the "Intercompany Agreement") and certain ancillary agreements referred to therein (the "Ancillary Agreements"). The Ancillary Agreements will include the Registration Rights Agreement, the Technology Agreement and the Tax Indemnification Agreement. Because these agreements will be entered into at a time when Peachtree is still a wholly owned subsidiary of ADP, they are not the result of arm's-length negotiations between the parties. The Intercompany Agreement and the Ancillary Agreements have been filed as exhibits to the Registration Statement of which this Prospectus is a part and the summaries of such agreements set forth in this Prospectus are qualified in their entirety by reference to the full text of such agreements.

    Pursuant to the Intercompany Agreement, ADP will transfer or cause its subsidiaries to transfer to Peachtree, or acknowledge Peachtree's ownership of, all of ADP's right, title and interest in the Peachtree Assets (as defined) and Peachtree will assume and agree to perform and fulfill all of the

Peachtree Liabilities (as defined) in accordance with their terms. Except as expressly set forth in the Intercompany Agreement or in any Ancillary Agreement, neither ADP nor Peachtree shall be deemed to make any representation or warranty as to the business, operations, assets or liabilities transferred or assumed in accordance with the Intercompany Agreement or any Ancillary Agreement, any consents or approvals required in connection therewith, the value of, or the existence of any encumbrance on, any of the assets so transferred or the existence of any defense or counterclaim to any liability so assumed, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to or effect transfer of any asset so transferred. Except as otherwise expressly set forth in the Intercompany Agreement or in an Ancillary Agreement, all assets will be transferred and accepted on an "as is, where is" basis. Pursuant to the Intercompany Agreement, Peachtree will agree to bear the economic and legal risks that any such purported transfer is insufficient to vest in Peachtree good and marketable title to such asset, free and clear of encumbrances.

    RELEASES AND INDEMNIFICATION

    The Intercompany Agreement will provide for full and complete releases and discharges as of the closing date of the Offering of all liabilities existing or arising from all acts or events occurring or failing to occur or alleged to have occurred or failed to occur and all conditions existing or alleged to have existed on or prior to such closing date (including any contractual arrangements existing or alleged to exist between Peachtree and ADP on or before such closing date), between Peachtree or any of its subsidiaries, on the one hand, and ADP or any member of the ADP Group, on the other hand, except as expressly set forth in the Intercompany Agreement or any Ancillary Agreement.

    The Intercompany Agreement will provide that Peachtree will indemnify, defend and hold harmless ADP, each member of the ADP Group, and each of their directors, officers, employees, agents and representatives, from and against any and all liabilities relating to, arising out of or resulting from (1) the failure of Peachtree or any other person to pay, perform or otherwise promptly discharge any Peachtree Liabilities; (2) any acts or omissions by Peachtree or any member of the ADP Group in the conduct of the Peachtree business; (3) any breach by Peachtree of the Intercompany Agreement or any of the Ancillary Agreements; and (4) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to this Prospectus or the Registration Statement of which it is part.

    The Intercompany Agreement will provide that ADP will indemnify, defend and hold harmless Peachtree, each of its subsidiaries, and each of their directors, officers, employees, agents and representatives, from and against any and all liabilities relating to, arising out of or resulting from (1) the failure of ADP or any member of the ADP Group to pay, perform or otherwise promptly discharge any ADP Liability (as defined); and (2) any breach by ADP of the Intercompany Agreement or any of the Ancillary Agreements.

    PROCEEDS AND EXPENSES OF THE OFFERING

    The Intercompany Agreement will provide that the proceeds from the Offering will be used as set forth under the caption "Use of Proceeds" in this Prospectus, that underwriting discounts and commissions attributable to the shares of Common Stock sold by Peachtree in the Offering will be paid by Peachtree and underwriting discounts and commissions attributable to the shares of Common Stock sold by ADP in the Offering will be paid by ADP and that any and all third-party costs, fees and expenses relating to the Offering, including all of the costs of producing, printing and distributing this Prospectus, and all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement, will be paid by Peachtree.

    BRIDGING SERVICES

    The Intercompany Agreement will provide that ADP will provide certain administrative and corporate support and employee benefit services to Peachtree on an interim or transitional basis following the Offering. Specified charges for such services will generally be designed to allow ADP to recover the fully allocated costs of providing the services, plus out-of-pocket costs and expenses. ADP will agree to furnish services thereunder through the same or similarly qualified personnel and the same or similar facilities as it has in the past, but the selection of personnel to perform the various services shall be within the sole control of ADP. In addition, ADP will not be required to increase the volume or quality of the services provided beyond the level at which they were performed for Peachtree in the past. This bridging services
provision of the Intercompany Agreement will have a     -year term. In addition,
either ADP or Peachtree may terminate this provision with respect to one or more of the services provided thereunder upon giving prior written notice to the other party.

    ACCESS TO INFORMATION

    The Intercompany Agreement will provide that ADP and Peachtree will: (1) cooperate in the provision to each other of existing corporate documents such as minute books, stock registers, stock certificates and documents of title in their possession relating to the business and affairs of the other; (2) afford the other, including designated representatives, reasonable access and duplicating rights during normal business hours to all records and other data and information in such party's possession relating to the business and affairs of the other (other than data and information subject to an attorney/client or other privilege), insofar as such access is reasonably required by the other party including, without limitation, for audit, accounting, tax and litigation purposes, as well as for purposes of fulfilling disclosure and reporting obligations; (3) use reasonable efforts to make available to the other, upon written request, its officers, directors, employees and agents as witnesses to the extent that such persons may reasonably be required in connection with any legal, administrative or other proceedings arising out of the business of the other (subject to certain rights of reimbursement of costs and expenses); and
(4) except as otherwise required by law or agreed to in writing, retain all information relating to the other party's business in accordance with such party's written record retention policy or, if no such policy exists, the past practice of such party, subject to certain exceptions and conditions.

    NONSOLICITATION

    The Intercompany Agreement will provide that Peachtree and ADP will not solicit each other's employees for a period of one year.

    CONFIDENTIALITY

    The Intercompany Agreement will provide that, subject to certain exceptions, ADP and Peachtree will hold and will cause their respective affiliates, directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all information (other than any such information relating solely to the business or affairs of such party) concerning the other party, except to the extent that such information can be shown to have been: (1) in the public domain through no fault of such party; (2) later lawfully acquired on a non-confidential basis from other sources by the party to which it was furnished; (3) independently generated without reference to any proprietary or confidential information of the other party; or (4) information that may be disclosed pursuant to any Ancillary Agreement.

    TERMINATION; FURTHER ASSURANCES

    The Intercompany Agreement will provide that the Intercompany Agreement and the Ancillary Agreements may be unilaterally terminated by ADP at any time prior to the execution and delivery of the underwriting agreement with respect to the Offering and, if so terminated, neither Peachtree nor ADP (nor any of their respective directors, officers, employees, agents or representatives) will have any liability or further obligation to any party thereunder or arising therefrom. The Intercompany Agreement will also provide that each of Peachtree and ADP will use its reasonable best efforts to take all actions, and to do all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements, to consummate, carry out and make effective the transactions, undertakings and agreements contemplated by the Intercompany Agreement and the Ancillary Agreements.

REGISTRATION RIGHTS AGREEMENT

    The Registration Rights Agreement will provide that, upon the written request of ADP, Peachtree will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Common Stock (and any other securities issued in respect of or in exchange for such securities) beneficially owned by ADP for sale in accordance with ADP's intended method of disposition thereof, and will take such other actions as may be reasonably necessary to permit the sale thereof in such jurisdictions as ADP shall request, subject to various conditions. ADP will also have the right, subject to certain conditions, at any time and from time to time, to include the shares of Common Stock (and any other securities issued in respect of or in exchange for such securities) beneficially owned by it in certain other registrations of common equity securities of Peachtree initiated by Peachtree on its own behalf or on behalf of Peachtree's other stockholders. Peachtree will agree to pay all out-of-pocket costs and expenses in connection with each such registration in which ADP participates (including the reasonable fees and expenses of counsel to ADP), except for underwriting discounts and commissions, if any, attributable to securities sold by ADP in connection with such registration.

    The Registration Rights Agreement will provide that ADP will be entitled to a total of four demand registrations and an unlimited number of "piggyback" registrations. ADP's registration rights will generally be assignable by ADP and its assigns. The Registration Rights Agreement will also provide for certain indemnification and contribution by Peachtree for the benefit of ADP in connection with such registrations.

TECHNOLOGY AGREEMENT

    Peachtree and ADP will enter into a Technology Agreement, effective as of the closing date of the Offering, pursuant to which Peachtree will license certain rights to ADP and ADP will license certain rights to Peachtree. Under the Technology Agreement, ADP will assign to Peachtree, or acknowledge as Peachtree's exclusive property, all right, title and interest in and to Peachtree's registered or unregistered trademarks, Peachtree's registered or unregistered copyrights, all foreign rights in and to the foregoing and all other intellectual property rights used in the Peachtree business, including trade secrets and know-how and databases. Under the Technology Agreement, Peachtree will retain all of the intellectual property relating to the Peachtree business. Pursuant to the Technology Agreement, Peachtree will license certain intellectual property rights to ADP for use in its business on a worldwide, royalty-free and non-exclusive basis and ADP will license certain intellectual property rights to Peachtree for use in its business on a worldwide, royalty-free and non-exclusive basis. From time to time in the future, Peachtree and ADP may also enter into additional royalty-bearing licenses with respect to other intellectual property owned by Peachtree.

TAX INDEMNIFICATION AGREEMENT

    Prior to the Offering, Peachtree has been included in ADP's consolidated group for Federal income tax purposes. Accordingly, Peachtree's Federal income tax liability has been included in ADP's consolidated Federal income tax liability. As a result of the Offering, Peachtree will no longer be a part of ADP's consolidated group. In connection with the Offering and the Separation, Peachtree and ADP will enter into the Tax Indemnification Agreement under which ADP will indemnify Peachtree and all Peachtree subsidiaries for all federal, state and local income tax liabilities and employment tax liabilities arising in or relating to periods ending on or prior to the closing date of the Offering. Under the Tax Indemnification Agreement, in computing its own stand-alone tax liability or tax refund in the future, Peachtree will generally be unable to use certain tax items arising in periods during which Peachtree was a member of ADP's consolidated group, such as net operating losses, foreign tax credits and other tax credits.

CORPORATE OPPORTUNITIES

    The Charter will provide that ADP shall have no duty to refrain from engaging in the same or similar activities or lines of business as Peachtree, and neither ADP nor any officer or director thereof (except as provided below) shall be liable to Peachtree or its stockholders for breach of any fiduciary duty by reason of any such activities of ADP. In the event that ADP acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both ADP and Peachtree, ADP shall have no duty to communicate or offer such corporate opportunity to Peachtree and shall not be liable to Peachtree or its stockholders for breach of any fiduciary duty as a stockholder of Peachtree by reason of the fact that ADP pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Peachtree.

    In the event that a director or officer of Peachtree who is also a director or officer of ADP acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Peachtree and ADP, such director or officer of Peachtree shall have fully satisfied and fulfilled the fiduciary duty of such director or officer to Peachtree and its stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

    (1) a corporate opportunity offered to any person who is an officer of Peachtree, and who is also a director but not an officer of ADP, shall belong to Peachtree;

    (2) a corporate opportunity offered to any person who is a director but not an officer of Peachtree, and who is also a director or officer of ADP, shall belong to Peachtree if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of Peachtree, and otherwise shall belong to ADP; and

    (3) a corporate opportunity offered to any person who is an officer of both Peachtree and ADP shall belong to Peachtree if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of Peachtree, and otherwise shall belong to ADP.

For purposes of the foregoing:

    (1) A director of Peachtree who is chairman of the board of directors of Peachtree or of a committee thereof shall not be deemed to be an officer of Peachtree by reason of holding such position (without regard to whether such position is deemed to be an officer of Peachtree under the By-laws), unless such person is a full-time employee of Peachtree; and

    (2) (a) the term "Peachtree" shall mean Peachtree and all corporations, partnerships, joint ventures, associations and other entities in which Peachtree beneficially owns (directly or indirectly) more than fifty percent of the outstanding voting stock, voting power, partnership interest or similar voting interests, and (b) the term "ADP" shall mean ADP and all corporations, partnerships, joint ventures, associations and other entities (other than Peachtree, defined in accordance with clause
       (a) of this section (2)) in which ADP beneficially owns (directly or indirectly) more than fifty percent of the outstanding voting stock, voting power, partnership interests or similar voting interests.

    The foregoing provisions of the Charter shall expire on the date that ADP ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock and no person who is a director or officer of Peachtree is also a director or officer of ADP or any of its subsidiaries.

    In addition to any vote of the stockholders required by the Charter, until such time as ADP ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, the affirmative vote of the holders of more than 80% of the total voting power of outstanding Common Stock shall be required to alter, amend or repeal in a manner adverse to the interests of ADP or adopt any provision adverse to the interests of ADP and inconsistent with the corporate opportunity provisions described above. So long as ADP beneficially owns Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, it can prevent any such alteration, amendment, repeal or adoption.

    Any person purchasing or otherwise acquiring Common Stock will be deemed to have notice of, and to have consented to, the foregoing provisions of the Charter.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE PROVISIONS OF THE CHARTER AND BY-LAWS, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. SEE "BUSINESS--AVAILABLE INFORMATION."

    The transfer agent and registrar for the Common Stock is   -  .

    The authorized capital stock of Peachtree consists of 20 million shares of Common Stock, par value $.01 per share, and 5 million shares of preferred stock
("Preferred Stock"), of which   -  shares
of Common Stock and no shares of Preferred Stock are outstanding. Upon completion of the Offering, no shares of Preferred Stock are expected to be outstanding.

    Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. See "Risk Factors--No Prior Public Market for the Common Stock."

COMMON STOCK

    VOTING RIGHTS. Except as set forth below under "Certain Anti-takeover Provisions," the Charter provides that holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

    DIVIDENDS. Each share of Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors. Under Delaware law, a corporation may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on the distribution of assets. See "Dividend Policy."

    OTHER RIGHTS. Stockholders of Peachtree have no preemptive or other rights to subscribe for additional shares. Subject to any rights of the holders of any Preferred Stock, all holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of Peachtree. No shares of Common Stock are subject to redemption or a sinking fund. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors is authorized to issue, without further authorization from stockholders, up to 5 million shares of Preferred Stock in one or more series and to determine, at the time of creating each series, the distinctive designation of, and the number of shares in, the series, its dividend rate, the number of votes, if any, for each share of such series, the price and terms on which such shares may be redeemed, the terms of any applicable sinking fund, the amount payable upon liquidation, dissolution or winding up, the conversion rights, if any, and such other rights, preferences and priorities of such series as the Board may be permitted to fix under the laws of the State of Delaware as in effect at the time such series is created. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of Peachtree.

SERIES A PREFERRED STOCK

    A series of Preferred Stock has been designated "Series A Preferred Stock" with a par value of $0.01 per share. Two hundred thousand (200,000) shares of the Series A Preferred Stock have been reserved for issuance upon exercise of the Preferred Rights referred to under the caption "Certain Anti-takeover Provisions" in this Prospectus. The relative rights and preferences of the Series A Preferred Stock are set forth in the Charter, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                        CERTAIN ANTI-TAKEOVER PROVISIONS

    The Charter and By-laws and applicable sections of the Delaware General Corporation Law (the "DGCL") contain several provisions that may make the acquisition of control of Peachtree more difficult without the prior approval of Peachtree's Board of Directors. Certain provisions of the Charter and the By-laws, among other things: (1) classify the Peachtree Board of Directors into three classes, each of which serves for staggered three-year terms; (2) provide that a director of Peachtree may be removed by the stockholders only for cause by the affirmative vote of holders of at least four-fifths of the total voting power; (3) provide that only the Chairman of the Board, Vice Chairman, President or the Peachtree Board of Directors may call special meetings of the stockholders; (4) provide that the stockholders may take action only at a meeting of Peachtree stockholders, not by written consent; (5) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the Peachtree Board of Directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and (6) provide that the stockholders may amend or repeal any of the foregoing provisions of the Charter or the By-laws only by a vote of at least four-fifths of the stock entitled to vote generally in the election of directors.

DGCL SECTION 203

    In general, Section 203 of the DGCL prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person or entity became an interested stockholder, unless (1) prior to such date, either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder is approved by the Board of Directors, (2) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding for this purpose certain shares owned by persons who are directors and also officers of the corporation and by certain employee benefit plans) or (3) on or after such date the business combination is approved by the Board of Directors and by the affirmative vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For the purposes of Section 203, a "business combination" is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the immediately preceding three years did own) 15% or more of the corporation's voting stock.

PREFERRED STOCK

    The Charter also authorizes the Board of Directors to issue up to 5 million shares of preferred stock, in series, and to establish the rights and preferences (including the convertibility of such shares of preferred stock into shares of Common Stock) of any series of preferred stock so issued. The issuance of preferred stock could have the effect of delaying or preventing a change in control of Peachtree, even if such a change in control were in the best interests of some, or a majority, of Peachtree's stockholders. See "Description of Capital Stock."

THE RIGHTS PLAN

    The Board of Directors of Peachtree has adopted a preferred stock purchase rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board of Directors declared a dividend of one right (a "Preferred Right") for each outstanding share of Common Stock. The terms of the Preferred Rights are set forth in a Rights Agreement between the Company and the Rights Agent (the "Rights Agreement"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Except as set forth in the Rights Agreement, each Preferred Right entitles the registered holder to purchase from Peachtree one one-hundredth of a share of Series A Preferred Stock, at a price of $150.00 per share in cash, subject to adjustment.

    The Rights Plan would cause substantial dilution to a person or group that attempts to acquire Peachtree on terms not approved in advance by the Peachtree Board of Directors. Under the Rights Plan, until the earlier of 10 business days following such time as a person or group has acquired beneficial ownership of, or 15 business days following such time as a person or group has proposed a tender offer or exchange offer that would result in a person or group's owning, 15% or more of the outstanding shares of Common Stock (the "Rights Distribution Effective Date"), the Preferred Rights will be transferred only with the Common Stock. Following the Rights Distribution Effective Date, separate certificates evidencing the Preferred Rights will be mailed to each holder of record on the Rights Distribution Effective Date. Thereafter, each holder of a Preferred Right (other than the person or group which made the acquisition triggering the distribution) will thereafter have the right to receive, upon exercise of such Preferred Right, that number of shares of Common Stock having a market value equal to two times the exercise price of the Right. Similar provisions apply in the event of a merger or other business combination as a result of which a person or group will own 15% or more of the outstanding shares of Common Stock. Under certain circumstances, the Board of Directors may redeem the Preferred Rights for $.01 per Preferred Right. After the time that any such person or group acquires 15% or more, but less than 50%, of the outstanding shares of Common Stock, the Board of Directors may exchange the Preferred Rights, in whole or in part, at an exchange ratio of one share of Common Stock, or one-hundredth of a share of Series A Preferred Stock per Preferred Right.

    The Rights Plan will except ADP and its affiliates from its effects. Accordingly, ADP and its affiliates may be in a position to effect a business combination or other transaction with Peachtree in situations where others would be restricted from effecting a similar transaction.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of the Offering, Peachtree will have   -  shares of Common
Stock issued and outstanding. Of these shares, the shares of Common Stock sold in the Offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of Peachtree as defined in Rule 144 under the Securities Act ("Rule 144"), which will be subject to the resale limitations under Rule 144. Peachtree and ADP have agreed with the Underwriters not to effect transactions in or relating to the Common Stock for a period of time following the Offering. See "Underwriting."

    Immediately after the Offering, ADP will own   -  shares of Common Stock,
which will represent approximately   -  % of the outstanding Common Stock
( - % if the Underwriters' over-allotment option is exercised in full). None of the shares of Common Stock beneficially owned by ADP will be registered under the Securities Act upon consummation of the Offering and may not be sold by ADP in the absence of an effective registration statement under the Securities Act, except in accordance with an exemption from registration thereunder, including under Rule 144. ADP has certain demand and piggyback registration rights to require Peachtree to effect registration of all of the shares of Common Stock owned by ADP. See "Relationship with ADP--Registration Rights Agreement."

    Prior to the Offering, there has been no market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of outstanding shares of Common Stock, or the availability of such shares for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock beneficially owned by ADP in the public market or otherwise, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock offered in the Offering.

    ADP may dispose of Common Stock owned by it at any time. ADP has advised Peachtree that it currently intends to retain the Common Stock beneficially owned by it; however, other than as set forth above, ADP is not subject to any contractual obligation to retain such Common Stock. There can be no assurance concerning the period of time during which ADP will maintain its beneficial ownership of the Common Stock owned by it following the Offering. See "Underwriting."

    In general, under Rule 144 (1) a person or persons whose shares are required to be aggregated who has beneficially owned shares of Common Stock for a period of one year, including a person who may be deemed an "affiliate," is entitled to sell, within any three-month period, a number of shares not exceeding the greater of (A) one percent of the total number of outstanding shares of such class and

(B) the average weekly reported trading volume of such class during the four calendar weeks immediately preceding such sale and (2) a person who is not an "affiliate" of Peachtree and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Under Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. At the time of the Offering, ADP will have owned the Common Stock owned by it for more than two years.

                                  UNDERWRITING

    The Underwriters of the Offering named below (the "Underwriters"), for whom
Lehman Brothers Inc., and   -  are acting as representatives (the
"Representatives") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") with Peachtree and ADP, to purchase from Peachtree and ADP, and Peachtree and ADP have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below.

                                                                             NUMBER OF SHARES
                                                                             -----------------
Lehman Brothers Inc........................................................               -
Salomon Smith Barney Inc...................................................               -

      Total................................................................               -

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriting Agreement provides that, if any shares of Common Stock are purchased pursuant to such Underwriting Agreement, all the shares of Common Stock agreed to be purchased pursuant to such Underwriting Agreement must be so purchased.

    ADP has granted to the Underwriters an option to purchase up to an
additional   -  shares of Common Stock, at the initial public offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Peachtree and Proceeds to ADP will be $ - , $ - , $ - and $ - .

    Peachtree has been advised that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $ - per share. The selected dealers may reallow a concession not in excess of $ - per share on sales to certain other dealers. After the initial offering of the Common Stock, the public offering price, concession to selected dealers and reallowance to other dealers may be changed.

    Peachtree and ADP have agreed to allow the Underwriters a discount of   -  %
of the public offering price of the Common Stock. The following table sets forth the underwriting discount to be allowed in connection with the Offering.

                                                                            TOTAL UNDERWRITING  TOTAL UNDERWRITING
                                                                                 DISCOUNT            DISCOUNT
                                                                                (EXCLUDING          (INCLUDING
                                                           UNDERWRITING     THE OVER-ALLOTMENT  THE OVER-ALLOTMENT
                                                        DISCOUNT PER SHARE       OPTION)             OPTION)
                                                        ------------------  ------------------  ------------------
Paid By Peachtree.....................................               -                   -                   -
Paid By ADP...........................................               -                   -                   -

    Peachtree and ADP have also agreed:

    - to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments which the Underwriters may be required to make in respect thereof; and

    - to reimburse the Underwriters for certain out-of-pocket expenses incurred in connection with the Offering.

    The following table sets forth the various expenses payable in connection with the Offering. All the amounts shown are estimates, except the Commission's registration fee. All of such expenses are being borne by Peachtree.

                                                                                                    FEE OR EXPENSE
                                                                                                    --------------
SEC Registration Fee..............................................................................   $     38,920
Blue Sky Fee......................................................................................              -
Nasdaq National Market Fee........................................................................              -
NASD Fee..........................................................................................         14,500
Accounting Fees and Expenses......................................................................              -
Legal Fees and Expenses...........................................................................              -
Printing and Engraving Expenses...................................................................              -
Registrar and Transfer Agent's Fees...............................................................              -
Miscellaneous Fees and Expenses...................................................................              -
                                                                                                    --------------
      Total.......................................................................................              -

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock to accounts over which they exercise discretionary authority.

    Peachtree and ADP have agreed not to (1) offer, sell, pledge, contract to sell, file a registration statement pursuant to the Securities Act (except for certain registration statements relating to the issuance of stock and stock options to employees) or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock except for Common Stock and options with respect to Common Stock issued or granted to officers, directors or employees of Peachtree, or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc. on behalf
of the Underwriters, for a period of   -  days after the date of this
Prospectus.

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock has been determined by negotiations among Peachtree, ADP and the Representatives. Among the principal factors considered in making such determination were the past and present operations of Peachtree, the historical results of operations of Peachtree and the trend of its revenue and earnings, the prospects for future earnings of Peachtree, an assessment of Peachtree's management, the history of and prospects for the industry in which Peachtree competes, the prices of similar securities of generally comparable companies and the general condition of the securities markets at the time of the Offering. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

    Peachtree has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "PEAC."

    Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

    The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

    Neither Peachtree, ADP nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither Peachtree, ADP nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the U.S. Underwriters have provided, from time to time, and expect to provide in the future, brokerage and investment banking services to Peachtree, ADP and their affiliates for which they receive customary fees and compensation.

    The Offering and the distribution of this Prospectus in certain jurisdictions may be restricted by law. No action has been taken by Peachtree that would permit an offering of shares of Common Stock or the circulation or distribution of this Prospectus or any offering material in relation to Peachtree or such shares in any country outside the United States where action for that purpose is required. Persons who come into whose possession of this Prospectus are required by Peachtree to inform themselves about and to observe any such restrictions.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for Peachtree by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett, New York, New York. Paul, Weiss, Rifkind, Wharton & Garrison has in the past provided legal services to ADP and its affiliates and may continue to provide such services in the future.

                                    EXPERTS

    The consolidated financial statements of Peachtree as of June 27, 1998 and June 28, 1997 and for each of the three years in the period ended June 27, 1998 included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements:
  Independent Auditors' Report.......................................................        F-2
  Consolidated Balance Sheets as of June 28, 1997, June 27, 1998 and September 26,
    1998 (unaudited).................................................................        F-3
  Consolidated Statements of Operations for the Years Ended June 29, 1996, June 28,
    1997 and June 27, 1998 and for the Three Months Ended September 27, 1997
    (unaudited) and September 26, 1998 (unaudited)...................................        F-4
  Consolidated Statements of Shareholder's Equity for the Years Ended June 29, 1996,
    June 28, 1997 and June 27, 1998 and for the Three Months Ended September 26, 1998
    (unaudited)......................................................................        F-5
  Consolidated Statements of Cash Flows for the Years Ended June 29, 1996, June 28,
    1997 and June 27, 1998 and for the Three Months Ended September 27, 1997
    (unaudited) and September 26, 1998 (unaudited)...................................        F-6
  Notes to Consolidated Financial Statements.........................................        F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder of
 Peachtree Software, Inc.:

    We have audited the accompanying consolidated balance sheets of Peachtree Software, Inc. (a wholly owned subsidiary of Automatic Data Processing, Inc.) ("Peachtree" or the "Company") as of June 28, 1997 and June 27, 1998, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended June 27, 1998. These financial statements are the responsibility of Peachtree's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peachtree as of June 28, 1997 and June 27, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 1998, in conformity with generally accepted accounting principles.

Atlanta, Georgia
August 25, 1998

                            PEACHTREE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                 (in thousands except share and per share data)

                                                                               JUNE 28,   JUNE 27,   SEPTEMBER 26,
                                                                                 1997       1998         1998
                                                                               ---------  ---------  -------------
                                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash.......................................................................  $     454  $     583    $  --
  Accounts receivable, net of allowance for doubtful accounts and sales
    returns of $1,821, $4,690, and $2,929 (unaudited), respectively..........      9,871      9,369        5,921
  Inventories................................................................      1,510        736          750
  Prepaid and other assets...................................................      1,663      1,279        2,646
  Deferred tax asset.........................................................      8,221     10,227       10,227
  Intercompany receivable....................................................      7,791     15,152       16,147
                                                                               ---------  ---------  -------------
      Total current assets...................................................     29,510     37,346       35,691

PROPERTY AND EQUIPMENT--Net..................................................      2,923      2,970        3,060

INTANGIBLE ASSETS--Net.......................................................     23,216     19,845       18,462
                                                                               ---------  ---------  -------------

      TOTAL ASSETS...........................................................  $  55,649  $  60,161    $  57,213
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities...................................  $   3,474  $   6,461    $   7,634
  Deferred revenue...........................................................     15,536     15,664       11,355
                                                                               ---------  ---------  -------------
      Total current liabilities..............................................     19,010     22,125       18,989

DEFERRED TAX LIABILITY.......................................................      1,836        584          584

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY:
  Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued
    and outstanding..........................................................     --         --           --
  Additional paid in capital.................................................     47,450     49,850       49,850
  Accumulated deficit........................................................    (12,647)   (12,398)     (12,210)
                                                                               ---------  ---------  -------------
      Total shareholder's equity.............................................     34,803     37,452       37,640
                                                                               ---------  ---------  -------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY...................................  $  55,649  $  60,161    $  57,213
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

                See notes to consolidated financial statements.

                            PEACHTREE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                           FISCAL YEAR ENDED              THREE MONTHS ENDED
                                                    -------------------------------  ----------------------------
                                                    JUNE 29,   JUNE 28,   JUNE 27,   SEPTEMBER 27,  SEPTEMBER 26,
                                                      1996       1997       1998         1997           1998
                                                    ---------  ---------  ---------  -------------  -------------

                                                                                             (UNAUDITED)
REVENUE:
  License fees....................................  $  18,806  $  23,757  $  27,411    $   4,319      $   5,682
  Service fees....................................     16,488     23,151     25,123        5,579          5,999
                                                    ---------  ---------  ---------       ------    -------------
      Total revenue...............................     35,294     46,908     52,534        9,898         11,681

COST OF REVENUE:
  Cost of license fees............................      7,445      9,826     10,040        1,615          1,943
  Cost of service fees............................      6,297     10,108      8,938        1,933          2,267
                                                    ---------  ---------  ---------       ------    -------------
      Total cost of revenue.......................     13,742     19,934     18,978        3,548          4,210
                                                    ---------  ---------  ---------       ------    -------------

GROSS PROFIT......................................     21,552     26,974     33,556        6,350          7,471

OPERATING EXPENSES:
  Sales and marketing.............................      9,246     12,204     16,804        3,634          4,901
  Research and development........................      6,535      7,275      8,071        1,833          2,331
  General and administrative......................      2,090      2,564      2,709          665            749
  Amortization of intangibles.....................      4,929      5,787      5,840        1,439          1,469
                                                    ---------  ---------  ---------       ------    -------------
      Total operating expenses....................     22,800     27,830     33,424        7,571          9,450
                                                    ---------  ---------  ---------       ------    -------------

OPERATING INCOME (LOSS)...........................     (1,248)      (856)       132       (1,221)        (1,979)

INTEREST INCOME...................................        281        501        564           71            232
                                                    ---------  ---------  ---------       ------    -------------

INCOME (LOSS) BEFORE INCOME TAXES.................       (967)      (355)       696       (1,150)        (1,747)

INCOME TAX EXPENSE (BENEFIT)......................        (21)       154        447         (738)        (1,935)
                                                    ---------  ---------  ---------       ------    -------------

NET INCOME (LOSS).................................  $    (946) $    (509) $     249    $    (412)     $     188
                                                    ---------  ---------  ---------       ------    -------------
                                                    ---------  ---------  ---------       ------    -------------

                See notes to consolidated financial statements.

                            PEACHTREE SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                       (in thousands, except share data)

                                                              COMMON STOCK         ADDITIONAL
                                                        -------------------------    PAID-IN    ACCUMULATED
                                                          SHARES        AMOUNT       CAPITAL      DEFICIT       TOTAL
                                                        -----------  ------------  -----------  ------------  ---------

BALANCE--June 30, 1995................................         100   $    --        $  41,000    $  (11,192)  $  29,808

  Contribution of capital for acquisition.............      --            --            6,450        --           6,450

  Net loss............................................      --            --           --              (946)       (946)
                                                               ---   ------------  -----------  ------------  ---------

BALANCE--June 29, 1996................................         100        --           47,450       (12,138)     35,312

  Net loss............................................      --            --           --              (509)       (509)
                                                               ---   ------------  -----------  ------------  ---------

BALANCE--June 28, 1997................................         100        --           47,450       (12,647)     34,803

  Contribution of capital for acquisition.............      --            --            2,400        --           2,400

  Net income..........................................      --            --           --               249         249
                                                               ---   ------------  -----------  ------------  ---------

BALANCE--June 27, 1998................................         100        --           49,850       (12,398)     37,452

  Net income (unaudited)..............................      --            --           --               188         188
                                                               ---   ------------  -----------  ------------  ---------

BALANCE--September 26, 1998 (unaudited)...............         100   $    --        $  49,850    $  (12,210)  $  37,640
                                                               ---   ------------  -----------  ------------  ---------
                                                               ---   ------------  -----------  ------------  ---------

                See notes to consolidated financial statements.

                            PEACHTREE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                            FISCAL YEAR ENDED              THREE MONTHS ENDED
                                                     -------------------------------  ----------------------------
                                                     JUNE 29,   JUNE 28,   JUNE 27,   SEPTEMBER 27,  SEPTEMBER 26,
                                                       1996       1997       1998         1997           1998
                                                     ---------  ---------  ---------  -------------  -------------

                                                                                               UNAUDITED
OPERATING ACTIVITIES:
  Net income (loss)................................  $    (946) $    (509) $     249    $    (412)     $     188
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating
    activities:
    Depreciation...................................        966      1,545      1,806          205            380
    Amortization...................................      4,929      5,787      5,840        1,439          1,469
    Deferred income taxes..........................     (2,634)    (4,117)    (3,258)      --             --
  Decrease (increase) in accounts receivable.......     (4,920)    (4,762)       502        3,917          3,448
  Decrease (increase) in prepaid and other
    assets.........................................       (282)    (1,112)       384       (1,974)        (1,367)
  Decrease (increase) in inventories...............       (553)      (493)       774          174            (14)
  Increase (decrease) in accounts payable and
    accrued expenses...............................       (810)      (121)     2,987          624          1,173
  Increase (decrease) in deferred revenue..........      4,626      6,699        128       (3,763)        (4,309)
                                                     ---------  ---------  ---------  -------------  -------------
      Net cash provided by operating activities....        376      2,917      9,412          210            968

INVESTING ACTIVITIES:
  Capital expenditures.............................       (997)    (1,478)    (1,923)        (189)          (556)
  Other, net.......................................        (68)      (442)         1       --             --
                                                     ---------  ---------  ---------  -------------  -------------
      Net cash used in investing activities........     (1,065)    (1,920)    (1,922)        (189)          (556)

FINANCING ACTIVITIES--Decrease (Increase) in
  amounts due from ADP.............................       (153)    (1,924)    (7,361)       1,602           (995)
                                                     ---------  ---------  ---------  -------------  -------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................       (842)      (927)       129        1,623           (583)

CASH AND CASH EQUIVALENTS:
  Beginning of period..............................      2,223      1,381        454          454            583
                                                     ---------  ---------  ---------  -------------  -------------
  End of period....................................  $   1,381  $     454  $     583    $   2,077      $  --
                                                     ---------  ---------  ---------  -------------  -------------
                                                     ---------  ---------  ---------  -------------  -------------

                See notes to consolidated financial statements.

                            PEACHTREE SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

    Peachtree Software, Inc. (an indirect wholly owned subsidiary of Automatic Data Processing, Inc. ("ADP") ("Peachtree" or the "Company") develops, markets, and supports microcomputer accounting applications software. The Company has been in operation since 1978. On April 5, 1994, all of the common stock of the Company was acquired by ADP Atlantic, Inc., a wholly owned subsidiary of ADP, for a purchase price of $41,000. The financial statements of the Company reflect the pushdown of certain balances including goodwill relating to the ADP acquisition. See Note 9 relating to transactions with ADP and Note 10 relating to the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

    INTERIM FINANCIAL INFORMATION--The financial statements at September 26, 1998 and the three months ended September 27, 1997 and September 26, 1998 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year.

    CASH FLOWS--The statements of cash flows exclude the effects of the acquisition of certain assets relating to the One Write Plus product line from New England Business Services, Inc. in 1996 and the acquisition of Micro Associates, Inc. in 1998. Both acquisitions were paid for by ADP and contributed to the Company. See Note 10 relating to the acquisitions.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The book values of cash, trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments.

    MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK--The Company sells its products through distributors and through direct marketing efforts. One distributor accounted for approximately 24% of net sales for years ended June 29, 1996, June 28, 1997, and June 27, 1998. The Company performs ongoing credit evaluation of its customers' financial condition. The Company maintains reserves for estimated credit losses.

    REVENUE RECOGNITION AND DEFERRED REVENUE--License fees are generally recognized at the time of shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Certain of the Company's sales are made to distributors subject to

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) rights of return and price protection on unsold merchandise. Accordingly, the Company defers revenue on shipments into the retail distribution channel until sale of the product to the small business customer is deemed reasonably assured.

    Service fees include customer maintenance and support, payroll, and property tax updates and commissions on sales of preprinted business forms. Customer maintenance and support are recognized ratably over the term of the software support services agreement, which is typically 12 months. Payroll and property tax updates are recognized in proportion to the associated expenses.

    Deferred revenue consisted of the following:

                                                                     JUNE 28,   JUNE 27,   SEPTEMBER 26,
                                                                       1997       1998         1998
                                                                     ---------  ---------  -------------
                                                                                            (UNAUDITED)
Deferred revenue:
  Distribution channel inventory...................................  $  10,976  $  10,757    $   7,500
  Other license and service fees...................................      4,560      4,907        3,855
                                                                     ---------  ---------  -------------
      Total deferred revenue.......................................  $  15,536  $  15,664    $  11,355
                                                                     ---------  ---------  -------------
                                                                     ---------  ---------  -------------

    COST OF REVENUE--Cost of license fees includes direct product costs, warranty support costs, and royalties paid by the Company. Cost of services revenue includes employee compensation and benefits, telephone charges, direct product costs, and other costs related to providing such services. The Company records the direct product costs at the time of shipment without reduction for revenue reserves or deferred revenue if distribution channel inventory is deemed above appropriate levels.

    PROPERTY AND EQUIPMENT--Property and equipment consists of building improvements, furniture and fixtures, and computers and equipment. These assets are depreciated on a straight-line basis over a two-, three-, or five-year life. Building improvements are amortized over the shorter of their economic lives or the term of the lease.

    INTANGIBLE ASSETS--Intangible assets include goodwill, current technology, trademarks, workforce, and installed base, all recorded in conjunction with the acquisitions as described in Note 10, and purchased software. Intangible assets are being amortized on a straight-line basis over the following periods:

Goodwill..........................................................   15 years
Trademarks........................................................   17 years
Current technology................................................    5 years
Workforce.........................................................    5 years
Installed base....................................................    5 years
Purchased software................................................  2-3 years

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Intangible asset amortization expense was as follows:

                                                          YEAR ENDED                     THREE MONTHS ENDED
                                             -------------------------------------  ----------------------------
                                              JUNE 29,     JUNE 28,     JUNE 27,    SEPTEMBER 27,  SEPTEMBER 26,
                                                1996         1997         1998          1997           1998
                                             -----------  -----------  -----------  -------------  -------------

                                                                                            (UNAUDITED)
Amortization of purchased software.........   $      99    $     167    $     153     $      34      $      24
Amortization of other acquisition related
  intangibles..............................       4,830        5,620        5,687         1,405          1,445
                                             -----------  -----------  -----------       ------         ------
                                              $   4,929    $   5,787    $   5,840     $   1,439      $   1,469
                                             -----------  -----------  -----------       ------         ------
                                             -----------  -----------  -----------       ------         ------

    INVENTORIES--Inventories are stated at the lower of FIFO cost or market (determined on the basis of estimated realizable values).

    CAPITALIZED SOFTWARE DEVELOPMENT COSTS--Research and development expenses are charged to expense as incurred. Computer software development costs are charged to research and development expense until technological feasibility is established; after which, remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the development costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Accordingly, the Company has concluded that the amount of development costs capitalizable under the provisions of SFAS 86 was not material to the financial statements for the years ended June 29, 1996, June 28, 1997, and June 27, 1998 and has charged all software development costs to expense as incurred.

    IMPAIRMENT OF LONG LIVED AND INTANGIBLE ASSETS--The Company periodically reviews the carrying values of long-lived assets, including property and other assets, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are not impaired.

    The Company periodically reviews the values of goodwill and intangible assets to determine whether events and circumstances have occurred which indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. The Company uses an estimate of undiscounted cash flows over the remaining life of the goodwill and other intangible assets in measuring whether the goodwill and other intangible assets are recoverable.

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES--Accounts payable and accrued liabilities include the following:

                                                                       JUNE 28,     JUNE 27,    SEPTEMBER 26,
                                                                         1997         1998          1998
                                                                      -----------  -----------  -------------
                                                                                                 (UNAUDITED)
Accounts payable....................................................   $   1,427    $   2,322     $   2,909
Accrued taxes, other than income taxes..............................         207        1,088           930
Accrued compensation, benefits, and commissions.....................         620          855         1,072
Accrued other.......................................................       1,220        2,196         2,723
                                                                      -----------  -----------       ------
Total accounts payable and accrued liabilities......................   $   3,474    $   6,461     $   7,634
                                                                      -----------  -----------       ------
                                                                      -----------  -----------       ------

    INCOME TAXES--The Company accounts for its income taxes using the asset and liability approach. Deferred taxes reflect the tax consequences on future years of differences between the financial reporting and tax bases of assets and liabilities. The Company's results of operations are included in the consolidated federal income tax return filed by ADP. The income tax provisions included in the statements of operations have been determined as if the Company was a separate taxpayer.

    NEW ACCOUNTING PRONOUNCEMENTS--The Company adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition," in the first quarter of fiscal year 1999. The adoption of SOP 97-2 did not have a material impact on the Company's consolidated financial statements as the existing revenue recognition policy was similar to that prescribed by SOP 97-2.

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income." SFAS 130 is designed to improve the reporting of changes in equity from period to period. The Company adopted SFAS 130 in the first quarter of fiscal 1999. As the Company has no components of other comprehensive income, adoption of SFAS 130 did not have an impact on the Company's financial statements.

    In June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 requires that an enterprise disclose certain information about operating segments. The Company adopted the provisions of SFAS 131 in the first quarter of fiscal 1999. The Company currently has only one operating segment and therefore adoption of SFAS 131 did not have an impact on the Company's financial statements.

    In June 1998, SFAS 133, "Accounting for Derivative instruments and Hedging Activities," was issued. SFAS 133 establishes standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Peachtree has not determined what effect, if any, adoption of SFAS 133 will have on Peachtree's financial statements.

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

3. ACCOUNTS RECEIVABLE

    Accounts receivable consisted of the following:

                                                                     JUNE 28,   JUNE 27,   SEPTEMBER 26,
                                                                       1997       1998         1998
                                                                     ---------  ---------  -------------
                                                                                            (UNAUDITED)
Accounts receivable:
  Trade............................................................  $  11,176  $  13,914    $   8,686
  Other............................................................        516        145          164
Allowance for doubtful accounts and sales returns..................     (1,821)    (4,690)      (2,929)
                                                                     ---------  ---------       ------
      Accounts receivable-net......................................  $   9,871  $   9,369    $   5,921
                                                                     ---------  ---------       ------
                                                                     ---------  ---------       ------

4. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                                       JUNE 28,     JUNE 27,    SEPTEMBER 26,
                                                                         1997         1998          1998
                                                                      -----------  -----------  -------------
                                                                                                 (UNAUDITED)
Building improvements...............................................   $   1,729    $   2,006     $   2,008
Furniture and fixtures..............................................         844        1,472         1,472
Computers and equipment.............................................       3,513        4,455         4,923
                                                                      -----------  -----------       ------
                                                                           6,086        7,933         8,403
Less accumulated depreciation.......................................       3,163        4,963         5,343
                                                                      -----------  -----------       ------
      Property and equipment-net....................................   $   2,923    $   2,970     $   3,060
                                                                      -----------  -----------       ------
                                                                      -----------  -----------       ------

5. INTANGIBLE ASSETS

    Intangible assets consisted of the following:

                                                                     JUNE 28,   JUNE 27,   SEPTEMBER 26,
                                                                       1997       1998         1998
                                                                     ---------  ---------  -------------
                                                                                            (UNAUDITED)
Goodwill...........................................................  $  14,851  $  17,251    $  17,251
Current technology.................................................     16,960     16,960       16,960
Installed base.....................................................      3,900      3,900        3,900
Trademarks.........................................................      1,780      1,780        1,780
Workforce..........................................................      1,840      1,840        1,840
Purchased software.................................................        531        600          686
                                                                     ---------  ---------  -------------
  Total............................................................     39,862     42,331       42,417
Less accumulated amortization......................................     16,646     22,486       23,955
                                                                     ---------  ---------  -------------
      Intangible assets-net........................................  $  23,216  $  19,845    $  18,462
                                                                     ---------  ---------  -------------
                                                                     ---------  ---------  -------------

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

6. INCOME TAXES

    The Company's operations are included in the consolidated tax returns of ADP. The income tax provisions included in the statements of operations have been determined as if the Company was a separate taxpayer.

    The components of the provision for income taxes for the years ended June 29, 1996, June 28, 1997, and June 27, 1998 are summarized as follows:

                                                                               1996       1997       1998
                                                                             ---------  ---------  ---------
Current tax expense........................................................  $   2,613  $   4,271  $   3,705
Deferred tax benefit.......................................................     (2,634)    (4,117)    (3,164)
Adjustment of deferred tax assets for change in tax rate...................     --         --            (94)
                                                                             ---------  ---------  ---------
                                                                             $     (21) $     154  $     447
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    The deferred tax benefit represents the tax impact related to certain deferred revenue that is recognized when received for tax purposes and accrued liabilities and other credits that have been recorded for financial statement purposes, but are not deductible for income tax purposes until paid. The Company has net operating loss carryforwards of approximately $3,300 expiring in years 2006 through 2008, and tax credits of approximately $603 expiring in years 2003 through 2008. The Company believes that it is more likely than not that the tax benefit will be realized, and therefore, a valuation allowance has not been recorded.

    The tax effects of significant temporary differences, net operating loss carryforwards, and tax credits at June 28, 1997 and June 27, 1998 are summarized as follows:

                                                                                       1997       1998
                                                                                     ---------  ---------
Deferred income tax assets:
  Deferred revenue.................................................................  $   5,669  $   5,671
  Allowance for doubtful accounts and returns......................................      1,285      2,365
  Accrued liabilities..............................................................        425      1,150
  Net operating loss carryforward..................................................      1,812      1,221
  Inventory........................................................................        280        436
  Tax credits......................................................................        603        603
                                                                                     ---------  ---------
      Total gross deferred income tax assets.......................................     10,074     11,446

Deferred income tax liabilities:
  Differences between book and tax bases of property, equipment, and intangible
    assets.........................................................................     (3,040)    (1,189)
  Other deferred tax liabilities...................................................       (649)      (614)
                                                                                     ---------  ---------
      Total gross deferred income tax liabilities..................................     (3,689)    (1,803)
                                                                                     ---------  ---------

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

6. INCOME TAXES (CONTINUED)

                                                                                       1997       1998
                                                                                     ---------  ---------
      Net deferred income tax assets...............................................  $   6,385  $   9,643
                                                                                     ---------  ---------
                                                                                     ---------  ---------
The net deferred income tax asset is classified as follows:
  Current deferred tax asset.......................................................  $   8,221  $  10,227
  Noncurrent deferred tax liability................................................     (1,836)      (584)
                                                                                     ---------  ---------
                                                                                     $   6,385  $   9,643
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    Following is a reconciliation between income taxes at statutory rates to income taxes as reported June 29, 1996, June 28, 1997, and June 27, 1998:

                                                         1996                  1997                  1998
                                                 --------------------  --------------------  --------------------
Statutory income tax (benefit).................  $    (329)     (34.0)% $    (121)     (34.0)% $     237      34.0%
Nondeductible goodwill.........................        301       31.1        301       84.8        323       46.4
State and local income tax expense (benefit),
  net of federal benefit.......................         (1)      (0.1)        14        3.9         50        7.2
Utilization of tax credits.....................     --         --            (80)     (22.5)       (80)     (11.5)
Deferred tax adjustment for the effects of
  changes in state tax rates...................     --         --         --         --            (94)     (13.5)
Additional federal tax due to graduated
  rates........................................     --         --             29        8.2     --         --
Other nondeductible expenses...................          8        0.8         11        3.0         11        1.6
                                                 ---------  ---------  ---------  ---------  ---------  ---------
    Income tax expense (benefit)...............  $     (21)      (2.2)% $     154      43.4% $     447       64.2%
                                                 ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------

7. EMPLOYEE BENEFIT PLANS

    PENSION PLAN--Substantially all of the Company's employees participate in ADP's pension plan under which employees are credited with a percentage of base pay plus 7% interest. Employees are fully vested after five years of service. The Company was allocated related expense of $133, $177, and $184 for the years ended June 29, 1996, June 28, 1997, and June 27, 1998, respectively.

    RETIREMENT AND SAVINGS PLAN--Certain employees of the Company participate in ADP's 401(k) retirement and savings plan which allows eligible employees to contribute up to 16% of their compensation annually. ADP matches a portion of this contribution and the Company was allocated related expense of $246, $330, and $342 for the years ended June 29, 1996, June 28, 1997, and June 27, 1998, respectively.

    STOCK PLANS--Certain employees of the Company receive stock options under ADP's stock option plan which provides for the issuance to eligible employees of incentive and non-qualified stock options,

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
which expire 10 years from the date of the grant, at prices not less than the fair market value on the date of the grant. The options generally vest ratably over five years from the date of grant.

    Certain employees of the Company participate in ADP's stock purchase plans under which eligible employees have the ability to purchase shares of ADP common stock at 85% of the lower of market value as of the date of purchase election or the end of the plans.

    The Company continues to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and consequently, the Company has not recorded related compensation expense. Had compensation cost been determined under SFAS 123, "Accounting for Stock Based Compensation," the Company's net earnings would have been ($990), ($599), and $39 for the years ended June 29, 1996, June 28, 1997, and June 27, 1998, respectively. The fair value of these instruments was estimated at the date of the grant using a Black-Scholes pricing model with the following weighted average assumptions:

                                                              JUNE 29,       JUNE 28,       JUNE 27,
                                                                1996           1997           1998
                                                            -------------  -------------  -------------
Dividend yield............................................           1.1%       1.0-1.1%           1.0%
Expected volatility.......................................     11.9-13.3%     12.7-13.2%     13.9-17.4%
Risk-free interest rates..................................       5.2-6.5%       5.8-6.6%       5.4-6.3%
Expected life.............................................            6.2            6.2            6.2
Weighted average fair value:
  Options.................................................          $9.53         $12.43         $15.97
  Purchase rights.........................................          $9.53         $11.94         $21.44

8. COMMITMENTS AND CONTINGENCIES

    LEASES--The Company leases furniture, equipment, and office space under various noncancelable operating leases expiring through June 28, 2003. Future minimum lease payments under these leases are as follows:

YEAR ENDING
-------------------------------------------------------------------------------------
June 26, 1999........................................................................  $   1,142
June 24, 2000........................................................................        589
June 30, 2001........................................................................         83
June 29, 2002........................................................................         83
June 28, 2003........................................................................         42
Thereafter...........................................................................     --
                                                                                       ---------
                                                                                       $   1,939
                                                                                       ---------
                                                                                       ---------

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Rent expense under operating leases for the years ended June 29, 1996, June 28, 1997, and June 27, 1998 was $484, $786, and $897, respectively.

    ROYALTIES--The Company has royalty agreements with certain software developers which provide for payments based on the certain product sales. The Company expensed royalties of $918, $1,157, and $1,031 for the years ended June 29, 1996, June 28, 1997, and June 27, 1998, respectively.

    CONTINGENCIES--The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial statements of the Company.

9. TRANSACTIONS WITH RELATED PARTIES

    TRANSACTIONS WITH ADP--ADP provides certain services to the Company, including payroll and employee benefits administration, data processing, and telecommunications services. ADP administers certain programs in which the Company participates, including active medical and insurance programs. Costs for these services and programs are billed to the Company based on estimated usage and are included in the Company's statements of operations. These costs totaled $1,181, $1,261, and $1,275 for the years ended June 29, 1996, June 28, 1997, and
June 27, 1998, respectively. Management believes that the methods of billing these costs are reasonable and that the costs charged to the Company are approximately that which would be incurred on a stand-alone basis. Certain other services including legal and tax return preparation are provided by ADP and are not charged to Peachtree. The Company believes that these expenses have been immaterial.

    Certain costs are paid by the Company on behalf of ADP and are billed to ADP. Interest is charged on the intercompany balances at a rate of 6.0% per year. Excess cash is swept by ADP from the Company's cash accounts.

    Included in the intercompany amounts due from (to) ADP are the following transactions:

Intercompany balance due from (to) ADP at June 30, 1995............  $   3,799
  Cash transferred to ADP..........................................      7,923
  Payroll funded by ADP............................................     (5,525)
  Income tax payable to ADP........................................     (2,613)
  Interest on intercompany balance.................................        281
  Net expense allocations and reimbursements.......................      2,002
                                                                     ---------

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

9. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Intercompany balance due from (to) ADP at June 29, 1996............      5,867
  Cash transferred to ADP..........................................     13,775
  Payroll funded by ADP............................................     (7,124)
  Income tax payable to ADP........................................     (4,271)
  Interest on intercompany balance.................................        501
  Net expense allocations and reimbursements.......................       (957)
                                                                     ---------

Intercompany balance due from (to) ADP at June 28, 1997............      7,791
  Cash transferred to ADP..........................................     17,201
  Payroll funded by ADP............................................     (8,619)
  Income tax payable to ADP........................................     (3,705)
  Interest on intercompany balance.................................        564
  Net expense allocations and reimbursements.......................      1,920
                                                                     ---------

Intercompany balance due from (to) ADP at June 27, 1998............     15,152
  Cash transferred to ADP (unaudited)..............................      2,916
  Payroll funded by ADP (unaudited)................................     (2,744)
  Income tax payable to ADP (unaudited)............................      1,935
  Interest on intercompany balance (unaudited).....................        232
  Net expense allocations and reimbursements (unaudited)...........     (1,344)
                                                                     ---------

Intercompany balance due from (to) ADP at September 26, 1998
  (unaudited)......................................................  $  16,147
                                                                     ---------
                                                                     ---------

    OTHER RELATED PARTY TRANSACTIONS--In 1991, the Company entered into a license agreement with Accounting by Design. Subsequent to the agreement, the majority shareholder of Accounting by Design was employed by the Company. The Company paid royalties to Accounting by Design of $660, $831, and $543 for the years ended June 29, 1996, June 28, 1997, and June 27, 1998, respectively.

10. ACQUISITIONS

    On April 4, 1994, ADP acquired all of the outstanding shares of Peachtree Software, Inc. The total purchase price of $41,000 was satisfied in cash. The acquisition was accounted for by the purchase method of accounting.

                            PEACHTREE SOFTWARE, INC.

    AS OF JUNE 28, 1997 AND JUNE 27, 1998 AND SEPTEMBER 26, 1998 (UNAUDITED)

       AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 27, 1998
           AND THE THREE MONTHS ENDED SEPTEMBER 27, 1997 (UNAUDITED)
                       AND SEPTEMBER 26, 1998 (UNAUDITED)
                                 (in thousands)

10. ACQUISITIONS (CONTINUED)
    The excess of $35,292 over the net liabilities assumed and in-process research and development at the acquisition date was allocated as follows:

Current technology.................................................  $  14,000
Trademarks.........................................................      1,400
Workforce..........................................................      1,700
Installed base.....................................................      2,300
Goodwill...........................................................     15,892

    The net liabilities acquired included a valuation allowance against deferred tax assets. During 1995, it was determined that $2,411 of the valuation allowance was no longer necessary and was written off against goodwill.

    On March 22, 1996, the Company acquired certain assets of the One Write Plus ("OWP") product line from New England Business Services, Inc ("NEBS"). The total purchase price of $6,450 included a cash payment of $4,500 to NEBS and net liabilities assumed and acquisition expenses totaling $1,950. The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of OWP subsequent to the acquisition date.

    The $6,450 purchase price was allocated as follows:

Current technology..........................................................  $   2,960
Trademarks..................................................................        380
Workforce...................................................................        140
Installed base..............................................................      1,600
Goodwill....................................................................      1,370

    On January 13, 1998, the Company acquired all of the outstanding stock of Micro Associates, Inc. The total purchase price of $2,400 included a cash payment of $2,000 and acquisition expenses totaling $400. The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of Micro Associates, Inc. subsequent to the acquisition date. The excess of $2,400 over the net assets acquired at the acquisition date was recorded as goodwill.

                                    -  Shares

                                     [LOGO]

                                   PEACHTREE

                                  Common Stock

                      ------------------------------------

                                   PROSPECTUS
                                       -  , 1999
                  -------------------------------------------

                                LEHMAN BROTHERS
                              SALOMON SMITH BARNEY

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses payable in connection with the Offering. All the amounts shown are estimates, except the Securities and Exchange Commission's registration fee. All of such expenses are being borne by Peachtree.

                                                                                FEE OR EXPENSE
                                                                                --------------
SEC Registration Fee..........................................................   $     38,920
Blue Sky Fee..................................................................              -
Nasdaq National Market Fee....................................................              -
NASD Fee......................................................................         14,500
Accounting Fees and Expenses..................................................              -
Legal Fees and Expenses.......................................................              -
Printing and Engraving Expenses...............................................              -
Registrar and Transfer Agent's Fees...........................................              -
Miscellaneous Fees and Expenses...............................................              -
                                                                                --------------
      Total...................................................................   $          -

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. Peachtree's Charter eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

    Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

    With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

    Article Eight of the Charter provides for the indemnification of officers and directors and certain other parties (the "Indemnitees") of Peachtree to the fullest extent permitted under the DGCL; PROVIDED, that except in the case of proceedings to enforce rights to indemnification, Peachtree shall indemnify such Indemnitee in connection with a proceeding initiated by such Indemnitee only if such proceeding was authorized by the Board.

    Each of Peachtree's executive officers is expected to enter into an indemnification agreement with Peachtree in the form attached as an exhibit to this Registration Statement. Such agreements contain provisions entitling such executives to indemnification for losses incurred in the course of service to Peachtree or its subsidiaries, under certain circumstances.

    Peachtree currently expects to obtain customary directors' and officers' liability insurance coverage pursuant to which directors and officers would be entitled to indemnity from the insurer with respect to certain liabilities incurred in their capacity as directors and officers of Peachtree.

    Pursuant to the underwriting agreement between Peachtree, ADP and the underwriters filed as an exhibit to this Registration Statement, the underwriters have agreed to indemnify each officer and director of Peachtree and ADP and each person, if any, who controls Peachtree or ADP within the meaning of the Securities Act of 1933, as amended, against certain liabilities, including liabilities under said Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Within the past three years, Peachtree has not issued or sold any unregistered securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

EXHIBIT NO.                                         DESCRIPTION OF DOCUMENT
-----------  -----------------------------------------------------------------------------------------------------
     1.1**   --Form of Underwriting Agreement.
      3.1*   --Form of Amended and Restated Certificate of Incorporation of Peachtree.
      3.2*   --Form of Amended and Restated By-laws of Peachtree.
      4.1*   --Specimen Common Stock Certificate.
     4.2**   --Form of Rights Agreement relating to Preferred Stock Purchase Rights of Peachtree.
     5.1**   --Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to Validity of Common Stock.
   10.1**+   --Form of Employment Agreement between Peachtree and Peachtree's Executive Officers.
    10.2*+   --Form of Continuation Agreement between Peachtree and Certain Officers.
   10.3**+   --Form of 1998 Long-Term Incentive Plan of Peachtree.
   10.4**+   --Form of Stock Plan for Non-Employee Directors of Peachtree.
   10.5**+   --Form of Employee Stock Purchase Plan of Peachtree.
    10.6*+   --Form of Indemnification Agreement of Peachtree.
    10.7**   --Form of Intercompany Agreement between Peachtree Software, Inc. and Automatic Data Processing, Inc.
     10.8*   --Form of Registration Rights Agreement between Peachtree Software, Inc. and Automatic Data
               Processing, Inc.
    10.9**   --Form of Technology Agreement between Peachtree Software, Inc. and Automatic Data Processing, Inc.
   10.10**   --Form of Tax Indemnification Agreement between Peachtree Software, Inc. and Automatic Data
               Processing, Inc.
     21.1*   --List of Subsidiaries
     23.1*   --Consent of Deloitte & Touche LLP
    23.2**   --Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1)
      24**   --Power of Attorney
       27*   --Financial Data Schedule

------------------------

*   Filed herewith.

**  To be filed by amendment.

+   Management contract or compensatory plan or arrangement.

    (b) Except as follows, financial statement schedules have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in Peachtree's financial statements and accompanying notes.

                            PEACHTREE SOFTWARE, INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
           YEARS ENDED JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                                 (IN THOUSANDS)

                                                                              ADDITIONS
                                                                BALANCE AT   CHARGED TO                  BALANCE
                                                                 BEGINNING    COSTS AND                  AT END
DESCRIPTION                                                      OF PERIOD    EXPENSES    DEDUCTIONS    OF PERIOD
--------------------------------------------------------------  -----------  -----------  -----------  -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS
Year ended June 29, 1996......................................   $     349    $   4,664    $  (4,411)(1)  $     602
Year ended June 28, 1997......................................   $     602    $   7,075    $  (5,856)(1)  $   1,821
Year ended June 27, 1998......................................   $   1,821    $  11,011    $  (8,142)(1)  $   4,690

INVENTORY MARKET RESERVES
Year ended June 29, 1996......................................   $      40    $     330    $    (272)(2)  $      98
Year ended June 28, 1997......................................   $      98    $     835    $    (761)(2)  $     172
Year ended June 27, 1998......................................   $     172    $     480    $    (100)(2)  $     552

------------------------

(1) Represents merchandise returned and related credits issued.

(2) Represents write-off of obsolete inventory.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Peachtree pursuant to its Charter, By-laws or otherwise, Peachtree has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Peachtree of expenses incurred or paid by a director, officer or controlling person of Peachtree in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Peachtree will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Peachtree pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, in the State of Georgia, on the 18th day of December, 1998.

                                PEACHTREE SOFTWARE, INC.

                                By:  /s/ RONALD F. VERNI
                                     -----------------------------------------
                                     Name: Ronald F. Verni
                                     Title: President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE
------------------------------  --------------------------

      /s/ GARY C. BUTLER
------------------------------  Chairman of the Board of
        Gary C. Butler            Directors

                                President, Chief Executive
     /s/ RONALD F. VERNI          Officer and Director
------------------------------    (Principal Executive
       Ronald F. Verni            Officer)

                                Senior Vice President,
    /s/ JANET M. VAN PELT         Treasurer and Chief
------------------------------    Financial Officer
      Janet M. Van Pelt           (Principal Financial and
                                  Accounting Officer)

Dated: December 18, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION OF DOCUMENT                                         PAGE
-----------  ----------------------------------------------------------------------------------------------     -----
     1.1**   --Form of Underwriting Agreement.
      3.1*   --Form of Amended and Restated Certificate of Incorporation of Peachtree.
      3.2*   --Form of Amended and Restated By-laws of Peachtree.
      4.1*   --Specimen Common Stock Certificate.
     5.1**   --Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to Validity of Common Stock.
   10.1**+   --Form of Employment Agreement between Peachtree and Peachtree's Executive Officers.
    10.2*+   --Form of Continuation Agreement between Peachtree and Certain Officers.
   10.3**+   --Form of 1998 Long-Term Incentive Plan of Peachtree.
   10.4**+   --Form of Stock Plan for Non-Employee Directors of Peachtree.
   10.5**+   --Form of Employee Stock Purchase Plan of Peachtree.
    10.6*+   --Form of Indemnification Agreement of Peachtree.
    10.7**   --Form of Intercompany Agreement between Peachtree Software, Inc. and Automatic Data
               Processing, Inc.
     10.8*   --Form of Registration Rights Agreement between Peachtree Software, Inc. and Automatic Data
               Processing, Inc.
    10.9**   --Form of Technology Agreement between Peachtree Software, Inc. and Automatic Data Processing,
               Inc.
   10.10**   --Form of Tax Indemnification Agreement between Peachtree Software, Inc. and Automatic Data
               Processing, Inc.
     21.1*   --List of Subsidiaries
     23.1*   --Consent of Deloitte & Touche LLP
    23.2**   --Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1)
      24**   --Power of Attorney
       27*   --Financial Data Schedule

------------------------

*   Filed herewith.

**  To be filed by amendment.

+   Management contract or compensatory plan or arrangement.